

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)



82-4507

16 February 2005

Via Courier

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 January 2005 till 31 January 2005, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233512 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

Ng Chooi Peng
Secretariat Manager

Encs.

s/sec/adr/2005/adrltr-january.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaRetail China (Alpha) Investments Pte. Ltd."	3 January 2005	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaRetail China (Beta) Investments Pte. Ltd."	3 January 2005	SGX-ST Listing Manual
Announcement, news release and presentation slides by CapitaLand Limited	4 January 2005	
(a) Announcement - "Proposed acquisition of two retail malls in Beijing, China and entry into a joint venture with Beijing Hualian Group Investment Holding Co., Ltd to provide marketing and retail management services";		SGX-ST Listing Manual
(b) News release – "CapitaLand signs agreement with another leading China retailer to acquire two retail malls in Beijing for S$345 million (RMB1.746 billion)"; and		For Public Relations Purposes
(c) Presentation slides – "Signing Ceremony for a Co-operative Agreement between CapitaLand & Beijing Hualian Group"		For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Response to SGX-ST's query regarding trading activity"	5 January 2005	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Reply to queries regarding trading activity"	5 January 2005	For Public Relations Purposes
Announcement by CapitaLand Limited – "Amendment to the announcement released on 29 December 2004"	7 January 2005	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Subscription in the share capital of Amber Fortress (M) Sdn Bhd"	10 January 2005	SGX-ST Listing Manual
Announcement by Raffles Holdings Limited – "Press release by subsidiary, Raffles International Limited – Raffles International signs deal to manage new deluxe hotel in Shanghai"	11 January 2005	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Response to SGX-ST's query"	12 January 2005	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaCommercial Trust Management Limited – "Date of release of 2004 financial results"	13 January 2005	For Public Relations Purposes
Announcement and news release by CapitaLand Limited (a) Announcement – "Change in shareholding of subsidiary, Hong Kong Wing Ching Group Company Limited"; and (b) News release – "CapitaLand develops its Guangzhou site into a mixed project with homes and serviced apartments"	14 January 2005	SGX-ST Listing Manual For Public Relations Purposes
Announcement and news release by The Ascott Group Limited (a) Announcement – "Acquisition of shares in Hong Kong Wing Ching Group Company Limited"; and (b) News release – "Ascott enters Guangzhou and acquires a new serviced residence development"	14 January 2005	SGX-ST Listing Manual For Public Relations Purposes
Announcement by The Ascott Group Limited – "Company in members' voluntary liquidation – Somerset Technopark Pte Ltd"	17 January 2005	SGX-ST Listing Manual
Announcement by CapitaMall Trust Management Limited – "Date of Release of 2004 Full Year Financial Results"	18 January 2005	For Public Relations Purposes
Announcements and news release by CapitaCommercial Trust Management Limited (1) Announcement – "Financial results & distribution announcement for period ended 31 December 2004"; (2) Announcement – "Notice of books closure and distribution payment date"; (3) Announcement – "Asset valuation"; and (4) News release – "CCT's 2004 distributable income exceeds forecast by 11.2%"	19 January 2005	SGX-ST Listing Manual For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Date of Release of 2004 Full Year Financial Results"	20 January 2005	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
News release by CapitaLand Limited – "CapitaLand partners Kerzner International and MGM MIRAGE for Intergrated Resorts"	20 January 2005	For Public Relations Purposes
Announcement by Raffles Holdings Limited	20 January 2005	For Public Relations Purposes
Announcement and news release by CapitaLand Limited (a) Announcement – "Sale of all the equity interest in the registered capital of Shanghai Xin Mao Property Development Co., Ltd."; and (b) News release – "CapitaLand sells stake in project company owning Shanghai office building for S$50 million gain"	24 January 2005	SGX-ST Listing Manual For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Performance update"	24 January 2005	SGX-ST Listing Manual
Announcement by The Ascott Group Limited – "Date of Release of full year 2004 financial results"	26 January 2005	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Dissolution of dormant subsidiaries"	26 January 2005	SGX-ST Listing Manual
Announcement by CapitaMall Trust Management Limited – "Notice of books closure and distribution payment date"	26 January 2005	SGX-ST Listing Manual
Announcements and news release by CapitaMall Trust Management Limited (1) Announcement – "2004 full year unaudited financial statement and distribution announcement"; (2) Announcement – "Asset valuation"; (3) Announcement – "Unitholders to receive quarterly distributions"; and (4) News release – "CMT's 2H2004 distribution exceeds forecast by 6.4%, annualised 2H2004 DPU 15% higher than 2H2003; and unitholders to receive quarterly distributions"	27 January 2005	SGX-ST Listing Manual For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Date of release of full year financial results announcement"	28 January 2005	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Date of release of 2004 4th quarter and full-year financial results"	31 January 2005	For Public Relations Purposes
Announcements by Australand Property Group – "(1) Appendix 4E – Preliminary final report for the year ended 31 December 2004; and (2) Australand achieves record profit for 2004"	31 January 2005	For Public Relations Purposes

s/sec/adr/2005/listing/adrlist-Jan05.doc

RECEIVED
2005 FEB 18 A 8:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CAPITALAND LIMITED (REGN. NO.: 198900036N)

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITARETAIL CHINA (ALPHA) INVESTMENTS PTE. LTD.

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:-

Name	:	CapitaRetail China (Alpha) Investments Pte. Ltd. ("CRCAI")
Principal Activity	:	Investment holding
Authorised Share Capital	:	S$100,000 divided into 100,000 ordinary shares of S$1 each
Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1

CRCAI is a wholly-owned subsidiary of CapitaLand Retail China Pte. Ltd., itself a wholly-owned subsidiary of CapitaLand.

By Order of the Board

Tan Wah Nam
Company Secretary
3 January 2005

CAPITALAND LIMITED (REGN. NO.: 198900036N)

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITARETAIL CHINA (BETA) INVESTMENTS PTE. LTD.

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:-

Name	:	CapitaRetail China (Beta) Investments Pte. Ltd. ("CRCBI")
Principal Activity	:	Investment holding
Authorised Share Capital	:	S$100,000 divided into 100,000 ordinary shares of S$1 each
Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1

CRCBI is a wholly-owned subsidiary of CapitaLand Retail China Pte. Ltd., itself a wholly-owned subsidiary of CapitaLand.

By Order of the Board

Tan Wah Nam
Company Secretary
3 January 2005



CAPITALAND LIMITED
(Company registration no. 198900036N)

ANNOUNCEMENT

PROPOSED ACQUISITION OF TWO RETAIL MALLS IN BEIJING, CHINA AND ENTRY INTO A JOINT VENTURE WITH BEIJING HUALIAN GROUP INVESTMENT HOLDING CO., LTD TO PROVIDE MARKETING AND RETAIL MANAGEMENT SERVICES

---

1. Introduction

1.1 Entry into Co-operative Agreement

The Board of Directors of CapitaLand Limited (the "**Company**") is pleased to announce that the Company's wholly owned subsidiary, CapitaLand Retail China Pte. Ltd. ("**CapitaLand Retail China**"), has today entered into a co-operative agreement (the "**Co-operative Agreement**") with Beijing Hualian Group Investment Holding Co., Ltd (北京华联集团投资控股有限公司) ("**Beijing Hualian**") in respect of:

1.1.1 the proposed acquisitions by CapitaLand Retail China (through its wholly owned subsidiaries) of Anzhen Shopping Mall (安贞华联商厦) and Wangjing Shopping Mall (望京华联商厦) (together, the "**Retail Malls**"), the latter being a development which is currently under construction; and

1.1.2 the proposed establishment of a joint venture retail management company (the "**Retail Management Company**") to provide, *inter alia*, marketing and retail management services for Wangjing Shopping Mall as well as other properties that CapitaLand Retail China may in the future acquire pursuant to the Co-operative Agreement.

1.2 Disclosure Requirement Under the Listing Manual

This announcement has been made because the Company's proposed acquisitions of the Retail Malls will, in aggregate, constitute a discloseable transaction under Chapter 10 of the Listing Manual of Singapore Exchange Securities Trading Limited (the "**Listing Manual**").

2. Principal Terms of the Co-operative Agreement and the Anzhen Sale and Purchase Agreements

2.1 Co-operative Agreement

Certain principal terms of the Co-operative Agreement are set forth below:

2.1.1 Acquisition of the Retail Malls

(i) **Anzhen Shopping Mall**

Pursuant to the Co-operative Agreement, CapitaLand Retail China will incorporate a wholly owned subsidiary in China ("**CapitaRetail Anzhen**") for the purpose of acquiring and holding Anzhen Shopping Mall. Thereafter, CapitaRetail Anzhen will enter into separate sale and purchase agreements with the several entities which

together own the whole of Anzhen Shopping Mall to acquire the property for an aggregate purchase price of RMB690 million (approximately S$136.2 million).

The acquisition of Anzhen Shopping Mall is conditional upon, *inter alia*, CapitaRetail Wangjing (as defined below) entering into a sale and purchase agreement to acquire Wangjing Shopping Mall.

CapitaLand Retail China has the right, exercisable within the six-month period immediately following the second anniversary of the completion of CapitaRetail Anzhen's purchase of Anzhen Shopping Mall, to require Beijing Hualian to repurchase the entire Anzhen Shopping Mall for a specified amount (which is not less than RMB690 million). Should CapitaRetail Anzhen wish to sell Anzhen Shopping Mall at any time during the two years and six months immediately after its acquisition of the property, Beijing Hualian will have a first right of refusal to purchase the property for the said specified amount. Thereafter, Beijing Hualian will continue to enjoy a first right of refusal to purchase the property (but without a pre-determined purchase price) unless such sale is in connection with the listing of a property fund or some other form of investment vehicle which may be established by the Company.

(ii) **Wangjing Shopping Mall**

The Co-operative Agreement also contemplates that CapitaLand Retail China will incorporate another wholly owned subsidiary ("**CapitaRetail Wangjing**") to acquire Wangjing Shopping Mall for a purchase price of RMB1,056 million (approximately S$208.5 million), subject to adjustment to achieve a guaranteed net property income yield of at least 8%. At the same time, Beijing Xinyi Property Development Co., Ltd (北京信宜房地产开发有限公司) ("**Beijing Xinyi**"), the company which is developing Wangjing Shopping Mall, will proceed to obtain certain approvals required for the construction and sale of Wangjing Shopping Mall. When all such approvals have been obtained, CapitaRetail Wangjing will enter into a sale and purchase agreement with Beijing Xinyi for the acquisition of Wangjing Shopping Mall.

The completion of the acquisition of Wangjing Shopping Mall is conditional upon, *inter alia*:

(a) CapitaRetail Anzhen entering into the relevant sale and purchase agreements to acquire Anzhen Shopping Mall; and

(b) CapitaLand Retail China being satisfied with the results of the due diligence investigations on Wangjing Shopping Mall.

2.1.2 Leases to Company Controlled by Beijing Hualian

Upon completion of the acquisitions of the Retail Malls by CapitaRetail Anzhen and CapitaRetail Wangjing, the whole of Anzhen Shopping Mall and substantial portions of Wangjing Shopping Mall will be let to an associated company of Beijing Hualian on long-term leases.

2.1.3 Right of First Refusal

Under the Co-operative Agreement, Beijing Hualian has granted CapitaLand Retail China a right of first refusal over the properties which are at present owned and

occupied, or which will in future be owned and occupied, by Beijing Hualian and its subsidiaries, subject to certain conditions.

2.1.4 Retail Management Company

CapitaLand Retail China and Beijing Hualian have also agreed to jointly establish the Retail Management Company, in which both parties will hold an equal equity stake.

The principal activity of the Retail Management Company will be to provide, *inter alia*, marketing and retail management services to Wangjing Shopping Mall and other properties that CapitaLand Retail China may in the future acquire pursuant to the Co-operative Agreement.

2.2 Anzhen Sale and Purchase Agreements

The sale and purchase agreements to be entered into between CapitaRetail Anzhen and the owners of Anzhen Shopping Mall for the acquisition of the property (the "**Anzhen Sale and Purchase Agreements**") are appended to the Co-operative Agreement.

Under each of the Anzhen Sale and Purchase Agreements, CapitaRetail Anzhen will deposit a portion of the purchase price in an escrow account. Upon the approval of the relevant authorities for the transfer of Anzhen Shopping Mall to CapitaRetail Anzhen and the completion of such transfer, the monies held in escrow will be released, and CapitaRetail Anzhen will pay the balance of the purchase prices, to each of the vendors.

The terms of the sale and purchase agreement for Wangjing Shopping Mall are currently being negotiated between the parties and the agreement is expected to be finalised shortly.

3. Estimated Acquisition Costs

The current estimated acquisition costs of the Retail Malls are approximately RMB1,822.3 million (approximately S$359.8 million), comprising the purchase prices thereof and acquisition expenses such as stamp duty and professional fees. The following table sets out the purchase price of each of the Retail Malls as well as the total acquisition costs thereof:

Retail Mall	Purchase Price		Total Acquisition Costs	
	(RMB million)	(S$ million)	(RMB million)	(S$ million)
Anzhen Shopping Mall	690.0	136.2	710.3	140.2
Wangjing Shopping Mall	1,056.0	208.5	1,112.0	219.6

4. Certain Information on the Retail Malls

4.1 Anzhen Shopping Mall and Wangjing Shopping Mall are both suburban malls located in densely populated areas in Beijing. Anzhen Shopping Mall caters to, and Wangjing Shopping Mall will cater to, the demand for basic necessities of consumers in their respective catchment areas. Anzhen Shopping Mall was completed in 1996 while Wangjing Shopping Mall is currently under construction and is targeted to be completed by end-2005.

4.2 An associated company of Beijing Hualian operates Beijing Hualian Department Store in Anzhen Shopping Mall and has agreed to lease retail space in Wangjing Shopping Mall for another branch of Beijing Hualian Department Store as well as for a supermarket.

5. Rationale for the Transactions

The Company believes that the acquisitions of the Retail Malls and the establishment of the joint venture Retail Management Company will bring about the following benefits:

(i) The Retail Malls have strong growth potential with their strategic locations near business centres, residential estates, the Olympic Village and the Asian Games Village. The Company believes that Anzhen Shopping Mall captures, and Wangjing Shopping Mall will capture, the high and growing demand for basic necessities from consumers in their respective catchment areas.

(ii) As Beijing Hualian is one of the largest and most established retailers in China, the Retail Malls will benefit from being anchored by its operations.

(iii) The acquisitions also provide an opportunity for the Company to establish and list a property fund or some other form of investment vehicle with a portfolio comprising, *inter alia*, the Retail Malls.

(iv) The joint venture Retail Management Company provides an opportunity for the Company to jointly manage with Beijing Hualian a portfolio of retail properties that CapitaLand Retail China may in the future acquire pursuant to the Co-operative Agreement.

6. Method of Financing and Financial Effects of the Acquisitions

6.1 The Company's acquisitions of the Retail Malls (through CapitaRetail Anzhen and CapitaRetail Wangjing) is expected to be funded in cash from the Company's internal resources. Such cash outlays may in the future be refinanced from external borrowings or other sources of funds.

6.2 Based on CapitaLand Group's audited consolidated financial statements for the year ended 31 December 2003 (being the latest available audited consolidated financial statements of the Company):

6.2.1 the estimated acquisition costs of the Retail Malls amount to 2.05% of CapitaLand Group's total assets;

6.2.2 assuming that the acquisitions had been effected on 1 January 2003, CapitaLand Group's earnings per share is expected to increase from 4.18 cents to 4.41 cents;

6.2.3 assuming that the acquisitions had been effected on 31 December 2003, the financial impact on CapitaLand Group's net tangible assets per share is not significant; and

6.2.4 assuming that the acquisitions had been effected on 31 December 2003, CapitaLand Group's net gearing would have been increased from 0.75 to 0.80.

7. Interests of Directors and Controlling Shareholders

None of the Directors or controlling shareholders of the Company has any interest, direct or indirect, in the transactions described in this Announcement.

8. Other Information

8.1 Director's Service Contracts

No person is proposed to be appointed as a director of the Company in connection with the Co-operative Agreement or the Anzhen Sale and Purchase Agreements.

8.2 Disclosure of Relative Figure

8.2.1 Chapter 10 of the Listing Manual classifies acquisitions by the Company into non-discloseable transactions, discloseable transactions, major transactions and very substantial acquisitions or reverse takeovers, depending on the size of the relative figures computed on the following bases:

(i) the profits attributable to the assets acquired, compared with CapitaLand Group's net profits;

(ii) the aggregate value of the consideration given, compared with the Company's market capitalisation; and

(iii) the number of shares issued by the Company as consideration for the acquisition, compared with the number of shares previously in issue.

8.2.2 Based on the expected returns from the Retail Malls (taking into account, *inter alia*, the leases described in sub-paragraph 2.1.2) and the CapitaLand Group's audited consolidated financial statements for the financial year ended 31 December 2003, the relative figure for the basis of comparison set out in sub-paragraph 8.2.1(i) is 1.61%.

8.2.3 Based on the aggregate purchase prices of the Retail Malls and the Company's market capitalisation as at 31 December 2004 (the latest practicable date prior to the date of this Announcement), the relative figure for the basis of comparison set out in sub-paragraph 8.2.1(ii) is 6.41%.

8.2.4 The basis of comparison set out in sub-paragraph 8.2.1(iii) is inapplicable as the Company will not be issuing shares as consideration for the purchase of the Retail Malls.

8.3 Documents Available for Inspection

A copy of the Co-operative Agreement (in which is appended the forms of the Anzhen Sale and Purchase Agreements) is available for inspection during normal business hours at the registered office of the Company at 168 Robinson Road, #30-01 Capital Tower, Singapore 068912 for a period of 3 months commencing from the date of this Announcement.

By Order of the Board

Tan Wah Nam
Company Secretary
4 January 2005




For Immediate Release
4 January 2005

CapitaLand signs agreement with another leading China retailer to acquire two retail malls in Beijing for S$345 million (RMB1.746 billion)

Malls to form part of proposed China retail property fund with listing potential

Singapore, 4 January 2005 – CapitaLand Limited's wholly-owned subsidiary, CapitaLand Retail China Pte. Ltd. ("CapitaLand Retail China"), has today entered into a co-operative agreement (the "Co-operative Agreement") with Beijing Hualian Group Investment Holding Co., Ltd (北京华联集团投资控股有限公司) ("Beijing Hualian"), one of the largest retailers in China, to acquire two retail malls located in Beijing, namely Anzhen Shopping Mall (安贞华联商厦) and Wangjing Shopping Mall (望京华联商厦), for S$345 million (RMB1.746 billion). The two retail malls will be 100% owned by CapitaLand Retail China. Beijing Hualian, with two listed subsidiaries on the Shenzhen and Shanghai stock exchanges respectively, has a portfolio of 68 outlets comprising department stores, shopping malls and hypermarts spanning 35 cities over 23 provinces in China. For the past three consecutive years, the Beijing Hualian group has also won commendations from China's Ministry of Commerce as one of the top chain retailers.

Under the Co-operative Agreement, a 50:50 retail management joint venture company will be established with Beijing Hualian to provide marketing and retail management services for Wangjing Shopping Mall as well as other properties that CapitaLand Retail China may acquire in the future pursuant to the Co-operative Agreement. In the same agreement, Beijing Hualian has also granted CapitaLand Retail China the right of first refusal over six other identified properties (of which two are in Beijing), with a gross floor area totalling over 400,000 sq m, as well as over all other properties which are at present, or which will in future be, owned and occupied by Beijing Hualian and its subsidiaries.

Anzhen Shopping Mall and Wangjing Shopping Mall, which is currently under construction, are both suburban malls. Located in densely populated areas in Beijing, they cater to the demand for basic necessities of consumers in their respective catchment areas. Each area has a population catchment of 300,000 people. Anzhen Shopping Mall's total lettable area of 43,400 sq m is fully leased to an associated company of Beijing Hualian on a long term master lease. Anzhen Shopping Mall will thus continue to be managed by Beijing Hualian as the master lessee. Wangjing Shopping Mall will be anchored by an associated company of Beijing Hualian, which will occupy about 30% of the total gross floor area of 88,000 sq m. The new retail management joint venture company will manage the mall upon its completion by end-2005.

The acquisition of these two malls will help to firm up CapitaLand's plans to establish a China retail property fund with listing potential. Earlier, CapitaLand had entered into a Co-operative agreement with Shenzhen International Trust & Investment Co., Ltd (深圳国际信托投资有限责任公司) ("SZITIC"), a Chinese state-owned trust and investment firm, to acquire and manage a portfolio of retail malls which are anchored by Wal-Mart, one of the world's largest retailers. The total asset value of these two properties and the six properties jointly invested in with SZITIC will amount to over S$729 million. Anzhen Shopping Mall is currently generating a property yield of 8%. For Wangjing Shopping Mall, Beijing Hualian has guaranteed a minimum net property yield of at least 8%, and it is targeted to generate a property yield of over 9% when it commences operations by end-2005. Both retail malls provide the necessary returns and match the investment profile required for the proposed China retail property fund.

Mr Ji Xiao An, Chairman of Beijing Hualian, said, "We are delighted to form this joint venture arrangement with CapitaLand after an extensive search for a partner that will bring strong synergistic value to the joint venture. Beijing Hualian has a strong and successful retail operation in northern China. We also have an aggressive expansion plan in place to capitalise on our country's growing retail market. CapitaLand brings an international dimension in retail property management to China. From these perspectives, we believe that this partnership will provide us with an excellent platform to fuel our growth in the retail business going forward."

Mr Liew Mun Leong, President and CEO of CapitaLand Group, said, "This partnership provides us with a head start in the retail business in Beijing and northern China. With these acquisitions, and with more acquisitions in the pipeline, we will establish and enlarge CapitaLand's retail footprint in China. It will also expedite our plans to establish a China retail property fund with listing potential. Together, these two malls, and the earlier six malls anchored by Wal-Mart, which we jointly invested with SZITIC, we would have an asset portfolio of over S$729 million. By the end of this year, we will have a sizeable portfolio of operating retail properties in China to create property funds or financial instruments to meet the growing demands of retail and institutional investors."

Added Mr Pua Seck Guan, CEO of CapitaLand Retail Limited, "With this joint venture, CapitaLand has significantly expanded into China's fast growing retail property market. It has also established a distinctive competitive advantage to gain access to quality assets in China's capital city backed by Beijing Hualian's strong local brand name. Both malls currently enjoy good accessibility via public transport, and have strong growth potential due to their strategic locations near business centres, residential estates, the Olympic Village and the Asian Games Village.

Looking ahead, the outlook for retail management in China for the CapitaLand Group is very positive. With two joint venture agreements in China, we are poised to leverage on the growth potential of its growing middle class that has an enormous appetite for quality consumer goods."

Over the past few years, CapitaLand has been active in the property fund business. With this joint venture, CapitaLand is well on its way to more than doubling its assets under management to S$13 billion in the next three years, up from the current S$6 billion. To date, CapitaLand Group's two REITs, CapitaMall Trust, the first listed REIT in Singapore, and CapitaCommercial Trust, have consistently outperformed market expectations. The Group has also set up private property retail funds such as CapitaRetail Singapore, which holds three Singapore shopping malls under a securitisation structure, and CapitaRetail Japan, which invests in income-producing retail properties in Japan. With its established track record, the Group sees

opportunities to expand its property funds and REITs in the retail, residential and office sectors in Singapore, Malaysia, Thailand, Hong Kong, China and Japan.

In China, the Group has also been active in the property and hospitality sectors. Its indirect wholly-owned subsidiary, CapitaLand China has, since 1994, developed premier homes and quality commercial properties in the country, with a total project value of over RMB12 billion. CapitaLand was proud to be accorded the coveted "Wholly Foreign-Owned Enterprise" investment status, by the Chinese government in 2002.

About CapitaLand Group

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in key cities in Asia, Australia, Europe and the Americas.

The company's property and hospitality portfolio spans 79 cities in 26 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. The Group manages over 35 malls in the Asia Pacific including two in Japan, and the rest in Singapore, China, Malaysia and Indonesia.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

Issued by CapitaLand Limited
4 January 2005

For media enquiries, please contact:
Julie Ong
DID: +65 68233541
Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:
Harold Woo
DID: +65 68233210
Email: harold.woo@capitaland.com.sg

Signing Ceremony for a Co-operative Agreement between

CAPITALAND & BEIJING HUALIAN GROUP

签合作框架协议仪式

嘉德置地有限公司与北京华联集团投资控股有限公司


CapitaLand
北京華聯集團
BEIJING HUALIAN GROUP

4 January 2005



CO-OPERATIVE AGREEMENT

CapitaLand Retail China Pte Ltd[1]
("CapitaLand Retail China")

&

Beijing Hualian Group
(北京华联集团投资控股有限公司)
("BHG")

I. CapitaLand Retail China to acquire 2 retail malls which is/will be anchored by BHG:

(a) Anzhen Shopping Mall (安贞华联商厦)

(b) Wangjing Shopping Mall (望京华联商厦)

✓ **Approx. Gross Floor Area: 131,400 sq m**

✓ **Total Purchase Price: RMB 1,746 mil (S$345 mil)**

- Anzhen Shopping Mall: RMB 690 mil (S$136 mil)
- Wangjing Shopping Mall: RMB 1,056 mil (S$209 mil)

[1] Wholly-owned subsidiary of CapitaLand Limited

82-4504

CO-OPERATIVE AGREEMENT (cont'd)

II. CapitaLand Retail China granted first right of refusal

- ✓ To acquire 6 other retail malls (including 2 in Beijing) owned/to be owned by BHG. Approx. gross floor area 400,000 sq m.
- ✓ To acquire present/future retail malls owned/occupied by BHG and its subsidiaries

III. JV Retail Management Company

- ✓ 50: 50 JV company to manage Wangjing Shopping Mall and other retail malls to be acquired from BHG

PROFILE OF BHG

- Established in 1996
- 4th largest chain retailer in China in 2003 (RMB13.6 billion in sales)
- Main businesses: department stores, fresh-food markets and hypermarket operations
- 2 listed subsidiaries with combined market cap. of RMB2.9 billion[1]
  - Beijing Hualian Department Store Co., Ltd (Shenzhen stock exchange)
  - Beijing Hualian Hypermarket Co., Ltd (Shanghai stock exchange)



[1] as at 30 Dec 2004

82-4507

PROFILE OF BHG (cont'd)


北京华联集团市场分布图
已开店地区 (Existing)
已签约项目所在地区 (Coming Soon)
新疆維吾爾自治區
XINJIANG UYGUR ZIZHIQU
Urumqi
西藏自治區
XIZANG ZIZHIQU
拉薩
Lhasa
QINGHAI
西宁
Xining
Lanzhou
GANSU
银川
Yinchuan
呼和浩特
Hohhot
太原
Taiyuan
HEBEI
天津
Tianjin
SHANDONG
LIAONING
JILIN
哈尔滨
Harbin
陕西
SHAANXI
HENAN
SICHUAN
成都
Chengdu
HUBEI
ANHUI
南京
Nanjing
江苏
长沙
Changsha
湖南
HUNAN
南昌
Nanchang
福州
Fuzhou
福建
FUJIAN
台北
Taipei
台湾
TAIWAN
昆明
Kunming
Nanning
广州
Guangzhou
香港 Hong Kong
澳門
Macau
海南

- ✓ 68 stores occupying 1 million sq m
- ✓ 35 cities in 23 provinces

PROFILE OF BHG (cont'd)


ShaPingBa, ChongQing


EMLS
EMLS
ZhengZhou


ChengDu


金太 华联
JinTai

PARTNERSHIP MODEL

- Retails malls anchored by BHG
- Retail management JV for synergy in capabilities, experience and resources



CapitaLand
100%
Retail Mall
Retail management and marketing services[1]
CapitaLand
北京華聯集團
BEIJING HUALIAN GROUP
50%
50%
Retail Management Co.
Anchor tenant
北京華聯集團
BEIJING HUALIAN GROUP

[1]excludes Anzhen Shopping Mall for which BHG takes a master lease

82-4507

LOCATION

Bdaling Great Wall
Olympic Park
Beijing International Airport
Summer Palace
Wangjing Shopping Mall
Anzhen Shopping Mall
Beijing Zoo
Lama Temple
5th Ring Road
4th Ring Road
3rd Ring Road
2nd Ring Road
Forbidden City
Chang'an Avenue
Tian'anmen Square
Railway Station
CBD
West Railway Station
Temple of Heaven
Lugou Bridge
N
E
地理位置图
SKETCH MAP OF BEIJING

82-4507

ANZHEN SHOPPING MALL


Chaoyang District Map
4th Ring Road
3rd Ring Road
Anzhen Shopping Mall

- One of 5 largest international business areas in Beijing
- Growing hub for science and high-tech enterprises
- Proximity to Olympic Village and Asian Games Village

82-4507

ANZHEN SHOPPING MALL (cont'd)

Location	Chaoyang District, Beijing (junction of North San Huan Road and Anzhen Road)
Population Catchment	300,000
Gross Leasable Area	Approx. 43,400 sq m
Completion Date	1996
Building	6 floors of retail space (including 1 basement)
Anchor Tenant	BHG department store and supermarket
Purchase Price	RMB690 mil (S$136 mil)
Est. Net Property Income Yield	8%
Est. Completion Date of Acquisition	March/April 2005




McDonalds


BHG Dept Store

WANGJING SHOPPING MALL


交通优势
京承高速路
5环
轻轨13号线
地铁11号线
机场直达高铁
东直门至机场
亚运村至望京火车站
机场高速路
Wangjing Shopping Mall
五元桥
第四使馆区
望京新城
中心商务区
东直门至西直门
天安门至机场
地铁3号线
西门子
丽都假日酒店
4环

- Close proximity to Olympic Village, Asian Games Village, and Electron City West Zone
- Earmarked under Beijing Business Development Plan for future regional business centre
- Good transportation network, including magnetic train expected by around 2008

82-4507

WANGJING SHOPPING MALL (cont'd)

Location	Chaoyang District, Beijing (junction of Guangshun Bei Avenue and Futong Xi Street)
Population Catchment	300,000
Gross Floor Area	Approx 88,000 sq m (NLA approx 67,000 sq m)
Est. Completion of Construction	Expected end-2005
Building	4-storey main podium + 2 basement + 11-storey block
Anchor Tenant	BHG department store and supermarket (approx 28,000 sq m)
Purchase Price	RMB1,056 million (S$209 mil)
Net Property Income Yield	8% guaranteed (target to achieve 9% on completion)


Current Construction Phase
Floor Plan
Completion: Artist's impression

82-4507

BENEFITS OF THE TRANSACTIONS

1. Anzhen Shopping Mall and Wangjing Shopping Mall expected to generate initial property yields of at least 8% to 9% with strong growth potential
2. Strategically located in attractive trade areas with high consumer demand for basic necessities shopping
3. Anchored by BHG, one of the largest and most established retailers in China
4. Sizeable acquisition pipeline and retail management opportunities of other existing and future retail malls anchored by BHG

FINANCING AND FINANCIAL IMPACT

- Investment in Anzhen and Wangjing Shopping expected to be funded by CapitaLand's internal cash resources
- May be refinanced with external borrowings or other sources of funds in future
- Based on CapitaLand Group's latest audited consolidated financial statement for the year ending 31 Dec 2003:
  - Estimated acquisition cost amount to 2.05% of total assets
  - Assuming acquisitions effected on 1 Jan 2003, EPS expected to increase from 4.18 cents to 4.41 cents
  - Assuming acquisitions effected on 31 Dec 2003, net gearing would increase from 0.75 to 0.80
  - Assuming acquisitions effected on 31 Dec 2003, impact on NTA per share not significant

CHINA RETAIL PROPERTY FUND

CapitaLand had earlier signed Co-operative Agreement with SZITIC[1] on joint investment in pipeline of retail malls anchored by Wal-Mart Supercentres

- 6 initial assets (opening by end-2005/early-2006), worth RMB1.929 billion (approx S$384 million)
- 14 other identified developments (approx. GFA 700,000sq m) to be acquired by end-2005[2]
- First Right of Refusal on majority of developments initiated by SZITIC after 1 Jan 2005

✓ **With Anzhen Shopping Mall and Wangjing Shopping Mall, total value of operating retail assets by end-2005/early-2006 = RMB3.675 billion (approx. S$729 million)**

✓ **Sizeable portfolio for creation of fund vehicle**

✓ **In next few years, total assets from SZITIC and BHG pipelines could potentially exceed S$2 billion**

[1] Shenzhen International Trust & Investment Co
[2] subject to definitive agreements

CapitaLand

THANK YOU

82-4507

RAFFLES HOLDINGS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number 199506093G

ANNOUNCEMENT

Raffles Holdings Limited (the "**Company**") refers to the query from Singapore Exchange Securities Trading Limited ("**SGX-ST**") today, regarding the increase in the price and trading volume of shares in the Company today.

The Company understands that there has been speculation and rumours regarding its involvement in the development of a casino in Singapore. The Company wishes to clarify that it is not in discussions with any party with regards participation in the ongoing Request For Concepts for the development of an integrated resort in Singapore.

However, the Company in its ordinary course of its business would from time to time consider proposals regarding opportunities in the hotel sector.

The Company confirms compliance with the SGX-ST listing rules and in particular listing Rule 703.

BY ORDER OF THE BOARD

Emily Chin
Company Secretary
Singapore, 5 January 2005

82-4507

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

REPLY TO QUERIES REGARDING TRADING ACTIVITY

The Board of Directors refers to the following queries from the Singapore Exchange Securities Trading Limited ("SGX-ST"), which was released via SGXNET today, regarding the substantial increase in the trading volume of the shares of The Ascott Group Limited (the "Company").

Q1. Are you aware of any information not previously announced concerning you (the issuer), your subsidiaries or associated companies which, if known, might explain the trading? If yes, the information must be announced immediately.

The Company is not aware of any information not previously announced concerning the Company, its subsidiaries or associated companies which, if known, might explain the increase in the trading volume of its shares today.

The Company however wishes to point out that in the ordinary course of its business, it actively considers possible new investments and other business opportunities in line with its strategy to grow its core business in the serviced residence industry and improve shareholders' returns. In this connection, the Company from time to time reviews various proposals, and in the event that it does enter into any definitive agreements which are material, it will promptly issue the necessary announcements.

Q2. Are you aware of any other possible explanation for the trading?

The Company is not aware of any other possible explanation for the increase in the trading volume of its shares today.

Q3. Can you confirm your compliance with the listing rules and, in particular, listing rule 703.

The Company confirms that it has complied with the listing rules of the SGX-ST and, in particular, listing rule 703.

By order of the Board

Shan Tjio
Company Secretary
5 January 2005

82-4507

CAPITALAND LIMITED (REGN. NO.: 198900036N)

AMENDMENT TO THE ANNOUNCEMENT RELEASED ON 29 DECEMBER 2004

CapitaLand Limited ("CapitaLand") refers to the announcement released on 29 December 2004 (the "Announcement") in relation to the establishment of CapitaRetail IH Investment Pte. Ltd. ("CRIHIPL"). CapitaLand would like to clarify that CRIHIPL is a wholly-owned subsidiary of CapitaRetail Japan Fund Private Limited, which in turn is an associated company and not an indirect wholly-owned subsidiary of CapitaLand as stated in the Announcement.

Accordingly, CRIHIPL is not regarded as a subsidiary, whether direct or indirect, of CapitaLand.

By Order of the Board

Tan Wah Nam
Company Secretary
7 January 2005

CAPITALAND LIMITED (REGN. NO.: 198900036N)

SUBSCRIPTION IN THE SHARE CAPITAL OF AMBER FORTRESS (M) SDN BHD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Financial Investments Pte Ltd, has on 7 January 2005 subscribed for 2,900 ordinary shares of RM1 each in the issued ordinary share capital of Amber Fortress (M) Sdn Bhd ("Amber"), for cash at par (the "Subscription").

Amber is a private limited company incorporated in Malaysia with a total issued and paid-up share capital of RM10,000 comprising 10,000 ordinary shares of RM1 each. The other shareholders of Amber are unrelated to CapitaLand. Amber has not commenced operations and its principal activity is that of investment holding for real estate in Malaysia.

With the above Subscription, CapitaLand holds 29% of the total issued and paid-up share capital of Amber, and Amber has become an indirect associated company of CapitaLand.

The Subscription is not expected to have any material impact on the net tangible assets or earnings per share of CapitaLand Group for the financial year ending 31 December 2005.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Tan Wah Nam
Company Secretary
10 January 2005

82-4507



NEWS RELEASE

For More Information, please contact:
Goh Kah Lin
(65) 6430-1366
goh.kahlin@raffles.com

Raffles International Limited
(Regn. No.: 198903239E)
2 Stamford Road #06-01
Raffles City Convention Centre
Singapore 178882

Tel: (65) 6339 8377
Fax: (65) 6339 1713
ril@raffles.com

RAFFLES INTERNATIONAL SIGNS DEAL TO MANAGE NEW DELUXE HOTEL IN SHANGHAI

SINGAPORE, 11 JANUARY 2005 – Raffles International Limited has today signed a management contract with Jing An City Construction Fitting Development Company (Jing'an Chengjian), to manage a new hotel development in Shanghai slated for opening in 2007. Named Swissôtel Grand Shanghai, the 478-room hotel will be managed under Raffles International's Swissôtel brand. The deal marks Raffles International's first foray into the buoyant Shanghai market and further strengthens its foothold in China. With this move, the company has a global footprint of 38 hotels and resorts in 19 countries in 33 destinations.

Raffles Hotels & Resorts

Bali
Beverly Hills
Bintan
Canouan Is., Caribbean
French Polynesia
Hamburg
Mallorca
Montreux
Phnom Penh
Phuket
Siem Reap
Singapore

Swissotel Hotels & Resorts

Amsterdam
Bangkok
Basel
Beijing
Berlin
Bursa
Chicago
Düsseldorf
Geneva
Göcek
Izmir
Istanbul
Lima
London
Moscow
New York
Osaka
Quito
Shanghai
Singapore
Sydney
Zürich


www.raffles.com


www.swissotel.com

Raffles International manages hotels and resorts under Raffles and Swissôtel brands.
Asia • Australia • Europe • North America • South America

Spurred by significant economic growth over the past few years, Shanghai has become a major commercial city and financial centre in China. Total tourists arrivals grew at an annual rate of 15.8% between 1998 and 2003 and are expected to continue to post double-digit growth over the next few years. Correspondingly, demand for hotel accommodation increased by 10-15% per annum between 1997 and 2001. As the designated host of the 2010 World Expo and a growing number of major conferences and exhibitions, and a big beneficiary of China's recent accession to the World Trade Organisation, the future outlook for Shanghai's hotel accommodation market remains strong.

"CapitaLand Group, with an established reputation in residential, commercial, retail, and hospitality businesses, has been steadily increasing its presence in China in all these core competencies. In particular, the Group would like to increase its presence in the hotel sector to capitalise on China's growing business travel and tourist arrivals, especially in Shanghai. I am therefore pleased with the signing of this management contract with Jing'an Chengjian to manage a new hotel development in Shanghai. We will now have a Swissôtel branded hotel in Shanghai which leverages on the hospitality management expertise of Raffles International Hotels and Resorts," said Mr Liew Mun Leong, President and Chief Executive Officer, CapitaLand Group, and Deputy Chairman, Raffles Holdings Limited.

Ms Jennie Chua, President and Chief Executive Officer of Raffles Holdings commented, "The signing of this management contract with Jing'an Chengjian is a significant milestone for Raffles International as we have now gained a foothold in Shanghai which is a key and important gateway city in China. We are indeed pleased to have a business partner who is highly reputable in Shanghai. We believe that besides business and leisure travel, Shanghai is poised to experience growth in its convention and exhibition industry."

The 25-storey, 478-room Swissôtel Grand Shanghai will be conveniently located in the prime district of Jing'an. The hotel is within walking distance to Nanjing West Road, the city's busiest shopping street lined by high-end shopping malls such as Plaza 66 and Citic Square. It is approximately 50 minutes from the new Pudong International Airport or 20 minutes from the Hongqiao Airport, and is close to popular attractions such as the Jing'an

Temple, Shanghai Grand Theatre and Shanghai Museum. Upon completion in 2007, the hotel will have spa and gym facilities, a swimming pool, four restaurants and bars, Swiss Business Executive Club Floors and other business facilities.

Jing'an Chengjian is a wholly owned subsidiary of the Jing'an District Government in Shanghai. An established development company in Shanghai, Jing'an Chengjian has core competencies in residential and commercial development and city planning. Jing'an Chengjian is optimistic about the prospect of the hotel industry in Shanghai, and Swissôtel Grand Shanghai is the first hotel development added to its existing portfolio of office buildings, condominiums and bungalows.

Mr Xu Jian Zhong, General Manager, Jing'an Chengjian said "We believe that international standard hotels will be in demand in the near future. We are indeed very pleased to be working with Raffles International, a renowned international hotel chain with the reputation and track record of managing hotels which are leaders in their respective competitive sets. We are confident that Raffles International will manage the hotel to the highest standards of quality, and make Swissôtel Grand Shanghai a successful international deluxe hotel."

Raffles Holdings Limited is a subsidiary of CapitaLand Limited, which is listed on the Singapore Exchange Securities Trading Limited. Recently, CapitaLand's wholly-owned subsidiary, CapitaLand Retail China Pte Ltd acquired two retail malls located in Beijing, namely Anzhen Shopping Mall and Wangjing Shopping Mall. In December last year, another of its subsidiary, CapitaRetail China Investments Pte Ltd, entered into two joint venture arrangements to acquire and manage a portfolio of retail malls in China. In 2004, the Group also officially opened Raffles City Shanghai and introduced the Citadines service residence brand in Shanghai.

About Shanghai Jing'an City Construction Fitting Development Company

Shanghai Jing'an City Construction Fitting Development Company (Jing'an Chengjian) was formed in December 1993. Jing'an Chengjian was officially set up by the District Government of Jing'an with commitment of full investment and is a wholly owned company of the District Government of Jing'an.

The scope of the company includes municipal development & advisory service, building construction, renovation, property development, and property management. The company mainly undertakes the regional infrastructure construction and land parceling development in the District of Jing'an. It also undertakes large-scale transformer substation infrastructure development. The company is particularly active in property development in the District of Jing'an and has developed close to 200,000 square meters of residential apartment and townhouses. Jing'an Chengjian is a top 50 tax-paying enterprise in the District of Jing'an, which shows the commitment and its resources to the District of Jing'an.

About Raffles Holdings Limited & Raffles International Limited
(www.raffleshoIdings.com and www.rafflesinternational.com)

Raffles Holdings Limited is a hospitality company listed on the Singapore Exchange Securities Trading Limited. It is headquartered in Singapore and has an approximate 12,000-room portfolio comprising hotels and resorts in 33 destinations across Asia, Australia, Europe, North America and South America.

Raffles International Limited is the hotel management arm of Raffles Holdings Limited and is a name well respected in the industry for its standards of quality and award-winning concepts. Raffles International markets its hotels and resorts under two brands -- Raffles Hotels & Resorts and Swissôtel Hotels & Resorts.

Raffles Hotels & Resorts (www.raffles.com) is a collection of 13 luxury hotels located in major cities around the globe and distinguishes itself by the highest standards of products and services. Each hotel is a landmark in its respective city and most are positioned at the top of their local markets. The collection of legendary hotels includes Raffles Hotel and Raffles The Plaza in Singapore, Raffles Grand Hotel d'Angkor, Siem Reap, Cambodia, Raffles Hotel Le Royal, Phnom Penh, Cambodia, Raffles L'Ermitage Beverly Hills in the US,. Raffles Resort Canouan Island, The Grenadines, Raffles Hotel Vier Jahreszeiten, Hamburg, Germany and Raffles Le Montreux Palace, Montreux, Switzerland.

Swissôtel Hotels & Resorts (www.swissotel.com) is a distinctive group of deluxe hotels for today's discerning modern business and leisure traveller. It combines individual, modern and functional design with local character and renowned standards of Swiss hospitality, service efficiency and product quality. Located in gateway destinations and city centres, the hotels offer convenient access to business and shopping districts and local attractions. Many of the 25 hotels in Swissôtel's worldwide portfolio have won prestigious awards and accolades.

About CapitaLand Limited (www.capitaland.com)

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in key cities in Asia, Australia, Europe and the Americas.

The company's property and hospitality portfolio spans more than 80 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia

For More Information, please contact:

Goh Kah Lin
Manager
Corporate & Marketing
Raffles International Ltd
(Regn No. 198903239E)
Tel: (65) 6430-1366
Fax: (65) 6339-1713
Email: goh.kahlin@raffles.com

Visit our websites:
www.raffles.com
www.swissotel.com
www.rafflesinternational.com
www.rafflesholdings.com

For high resolution images, please visit our Private Digital Library:
http://www.leonardo.com/raffles/


Raffles
Hotels & Resorts
www.raffles.com


swissôtel
Hotels & Resorts
www.swissotel.com

Raffles International manages hotels and resorts under Raffles and Swissôtel brands.
Asia • Australia • Europe • North America • South America

Raffles International markets its hotels and resorts under two brands:

Raffles Hotels & Resorts

- Raffles Hotel, Singapore
- Raffles The Plaza, Singapore
- Raffles Grand Hotel d'Angkor, Siem Reap, Cambodia
- Raffles Hotel Le Royal, Phnom Penh, Cambodia
- Raffles Hotel Vier Jahreszeiten, Hamburg, Germany
- Raffles L'Ermitage Beverly Hills, California, USA
- Raffles Le Montreux Palace, Montreux, Switzerland
- Raffles Resort Canouan Island, The Grenadines

Under development

- Raffles Resort Phuket Thailand (target opening 2006)
- Raffles Resort Bali at Jimbaran, Indonesia
- Raffles Resort Bintan, Indonesia
- Raffles Resort Mallorca at Collinas d'Es Trenc, Spain
- Raffles Resort Taimana Tahaa, French Polynesia (target opening July 2007)

Swissôtel Hotels & Resorts

- Swissôtel Beijing Hong Kong Macau Centre, People's Republic of China
- Swissôtel Nankai Osaka, Japan
- Swissôtel Merchant Court, Singapore
- Swissôtel Le Concorde, Bangkok, Thailand
- Swissôtel Nai Lert Park, Bangkok, Thailand
- Swissôtel The Stamford, Singapore
- Swissôtel Sydney on Market Street, Australia
- Swissôtel Chicago, USA
- Swissôtel The Drake, New York, USA
- Swissôtel Quito, Ecuador
- Swissôtel Lima, Peru

Under development

- Swissôtel Grand, Shanghai, People's Republic of China (target opening 2007)

* Swissôtel The Celik Palas Bursa is at present under development. During this development period, Raffles International will manage the existing Celik Palas Bursa.

- Swissôtel Amsterdam, The Netherlands
- Swissôtel Le Plaza Basel, Switzerland
- Swissôtel Berlin, Germany
- Swissôtel Düsseldorf/Neuss, Germany
- Swissôtel The Howard, London, UK
- Swissôtel Metropole, Geneva, Switzerland
- Swissôtel Zurich, Switzerland
- Swissôtel Göcek, Marina & Spa Resort, Turkey
- Swissôtel The Bosphorus, Istanbul, Turkey
- Celik Palas Bursa, Turkey *

Under development

- Swissôtel Krasnye Holmy Moscow (target opening May 2005)
- Swissôtel The Celik Palas, Bursa, Turkey* (target opening 2007)
- Swissôtel The Grand Hotel Efes, Izmir, Turkey (target opening 2007)


Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (Regn. No. 199506093G)

Response to SGX-ST's query

Raffles Holdings Limited ("the Company") refers to the Singapore Exchange Securities Trading Limited's" (SGX-ST") query this morning.

The Company's responses are as follows :-

1. Query - In the 5 January announcement, the issuer did not highlight the agreement stated in the 11 January announcement. Kindly provide an explanation / clarification on this matter.

Response - In the Company's announcement to SGX-ST on 5 January 2005, it was stated that the "Company in its ordinary course of business would from time to time consider proposals regarding opportunities in the hotel sector."

In this respect, the Company in its ordinary course of business explores various opportunities and when they result in definitive documentation being executed, the Company makes appropriate announcements accordingly.

2. Query - Are there any other material disclosures, which the issuer would like to provide with regards to the 5 January query?

Response – No.

3. Query - Any further clarification of the 11 January announcement?

Response - The press release by the Company's subsidiary, Raffles International Limited on 11 January 2005, was an opportunity that was explored in the ordinary course of business; it resulted in the signing of the Management Contract with Jing An City Construction Fitting Development Company to manage a new hotel development in Shanghai.

As stated in the press release, the contract entered into is for the management of a hotel which is slated to open in 2007. Hence, this Management Contract will have no material impact on the net tangible assets or earnings per share of the Raffles Holdings' Group for the financial year 2005.

On behalf of the Board

Emily Chin
Company Secretary
12 January 2005



(constituted in the Republic of Singapore pursuant to a Trust Deed dated 6 February 2004)

ANNOUNCEMENT

DATE OF RELEASE OF 2004 FINANCIAL RESULTS

CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust ("CCT") wishes to announce that it will release CCT's financial results for the period 15 May 2004 to 31 December 2004 on Wednesday, 19 January 2005.

By Order of the Board
CapitaCommercial Trust Management Limited
(as manager of CapitaCommercial Trust)

Michelle Koh
Company Secretary
13 January 2005



CAPITALAND LIMITED
(Company registration no. 198900036N)

ANNOUNCEMENT

CHANGE IN SHAREHOLDING OF SUBSIDIARY, HONG KONG WING CHING GROUP COMPANY LIMITED

The Board of Directors of CapitaLand Limited (the "Company") wishes to announce that Hua Jian Holdings Pte Ltd ("Hua Jian") and CapitaLand China Residential Fund Ltd ("CCRF") (Hua Jian and CCRF collectively referred to as the "Vendors") have today entered into a conditional Sale and Purchase Agreement ("Agreement") with The Ascott Holdings Limited ("TAHL") pursuant to which the Vendors will divest to TAHL in two separate tranches, the entire issued ordinary share capital of Hong Kong Wing Ching Group Company Limited ("Wing Ching") ("Proposed Divestment"), comprising 10,000 fully paid up ordinary shares of HK$1.00 each ("Shares").

Hua Jian, a company incorporated in Singapore, is an indirect wholly owned subsidiary of the Company. CCRF, in which the Company has a 33.6% indirect interest, is a private fund sponsored by the Company with support from corporate investors, financial institutions and high net worth individuals. The fund invests in the mid to high-mid residential market in the key gateway cities of the People's Republic of China ("PRC"). TAHL is a wholly-owned subsidiary of The Ascott Group Limited ("Ascott"), a listed subsidiary of the Company.

I. THE PROPOSED DIVESTMENT

Wing Ching is an investment holding company incorporated in Hong Kong SAR. Wing Ching, together with Guangzhou Motor Club Drivers Training Centre ("GZMC") and Guangzhou Yue Xiu Property Development Management Company Limited ("GZYX"), have interests in Guangzhou Hai Yi Property Development Co Ltd ("Hai Yi"), a cooperative joint venture company established in the PRC, under the terms of a cooperative joint venture agreement ("CJV Agreement"). Pursuant to an amendment to the CJV Agreement, the interests of GZMC and GZYX will be extinguished, at the latest, within 3 years from the date of approval of the amendment to the CJV Agreement, which is expected to be on or about May 2007.

Hai Yi is a licensed developer in Guangzhou and has the licence to develop and construct residential apartments and related facilities (collectively "Asset 1"), a serviced apartment block and clubhouse (collectively "Asset 2") on a plot of land in Guangzhou located at 203 Tian He Dong Lu, Guangzhou City (the "Project").

Through the Proposed Divestment, TAHL will participate in the development and construction of Asset 2, a block of serviced apartments comprising 192 units of total gross floor area of approximately 19,100 square meters and a club house proposed to be developed by Hai Yi under the Project. Upon completion of the Proposed Divestment, TAHL will own and manage Asset 2, while all the other assets of Hai Yi other than Asset 2, will either be sold or transferred out of Hai Yi, with the proceeds accruing to the Vendors.

II. CONSIDERATION FOR THE PROPOSED DIVESTMENT

The total consideration for the Proposed Divestment was arrived at on a willing-buyer and willing-seller basis.

The total consideration for the Proposed Divestment is approximately RMB92 million (equivalent to S$18 million) which was calculated as the agreed proportion of the total investment injected by the Vendors in the Project.

Under the Agreement, the consideration is payable in two tranches: (i) RMB92 million (equivalent to S$18 million) for the transfer of the first tranche of Shares comprising 3,800 Shares ("Tranche A Shares"), representing 38% of the total issued and paid up capital of Wing Ching; and (ii) HK$6,200 for the transfer of the second tranche of Shares comprising the remaining 6,200 Shares ("Tranche B Shares"), representing 62% of the total issued and paid up capital of Wing Ching. The payment schedule for the Tranche A Shares is as follows:

(1)	Upon signing of the Agreement	RMB18 million (equivalent to S$3.5 million)
(2)	Upon completion of 30% of the construction of Asset 2	RMB50 million (equivalent to S$9.8 million)
(3)	On completion of the purchase of the Tranche A Shares (upon completion of 60% of the construction of Asset 2).	RMB24 million (equivalent to S$4.7 million)

Completion of the purchase of the Tranche A Shares is expected to take place on or before 31 March 2007. Completion of the Tranche B Shares will take place on or before 31 December 2012, upon satisfaction or waiver of the conditions stipulated in the Agreement.

Loan from TAHL

Under the Agreement, TAHL has also undertaken to provide loans of up to an aggregate of approximately RMB76 million (equivalent to S$15 million) to Hua Jian (the "Loan") to facilitate the loans to be procured by Hai Yi to fund the development and construction of Asset 2. The Loan will be interest-free and be repayable by Hua Jian to TAHL within one (1) year from the completion of the Proposed Divestment or such other time as the parties may agree.

III. TERMS OF THE PROPOSED DIVESTMENT

Conditions Precedent

The completion of the Proposed Divestment of the Tranche B Shares and, accordingly, the completion of the Proposed Divestment is subject to, amongst other matters:

(a) the completion of the divestment of the Tranche A Shares;

(b) the exit of GZMC and GZYX from Hai Yi;

(c) the complete disbursements of the Loan by TAHL to Hua Jian; and

(d) the completion of all actions required to be taken by the Vendors, Wing Ching or and/or Hai Yi to ensure that as at completion, save for Asset 2, there are no other assets, business, employees (other than those employed pursuant to the direction of TAHL), ongoing contracts and liabilities whatsoever in Hai Yi, save for any operating liabilities undertaken by Hai Yi at the request of TAHL in relation to Asset 2 and for certain loans extended for the development and construction of Asset 2.

IV. CHANGE IN SHAREHOLDING OF SUBSIDIARY

Following the completion of the Proposed Divestment, Wing Ching will continue to be an indirect subsidiary in which the Company will have an effective interest of 68.67% by virtue of the Company's interest in TAHL.

V. VALUE OF THE ASSETS TO BE DISPOSED OF AND THE FINANCIAL EFFECTS OF THE PROPOSED DIVESTMENT

Based on the unaudited management accounts of the company for the financial year ended 31 December 2004, Wing Ching has a net asset value of approximately HK$19,191 (equivalent to S$4,000).

The Proposed Divestment will not have a material impact on the net tangible assets or earnings per share of the Group for the financial year ending 31 December 2005.

VI. INTERESTS OF DIRECTORS AND CONTROLLING SHAREHOLDERS

Mr Lim Chin Beng, a Director of the Company, is also the Chairman of Ascott. Mr Liew Mun Leong, the President and Chief Executive Officer of the Company, is also the Deputy Chairman of Ascott. Mr Richard E Hale, a Director of the Company, is also a Director of Ascott. Mr Cameron Ong, Mr Kee Teck Koon and Mr Lui Chong Chee, who are executive officers of the Company, are also respectively Ascott's Chief Executive Officer and Managing Director, Director, and Alternate Director to Mr Liew Mun Leong.

Save as disclosed above, none of the Directors or controlling shareholders of the Company has any interest, direct or indirect, in the transaction described above.

By Order of the Board

Tan Wah Nam
Company Secretary
14 January 2005

82-4507



For Immediate Release
14 January 2005

NEWS RELEASE

CapitaLand develops its Guangzhou site into a mixed project with homes and serviced apartments

Singapore, 14 January 2005 – CapitaLand's Tianhe District site in Guangzhou, acquired in June 2004 for residential development, will now be developed into a mixed-use project. The development will have approximately 400 residential units, a 192-unit serviced residence, car parks and other amenities.

The Tianhe District site is owned by Guangzhou Hai Yi Property Development Co Ltd, which in turn is held by Hong Kong Wing Ching Group Company Limited ("Wing Ching"). CapitaLand subsidiary Hua Jian Holdings Pte Ltd ("Hua Jian") and CapitaLand China Residential Fund, a private fund sponsored by CapitaLand, currently hold interests of 80% and 20% respectively in Wing Ching.

Under a conditional Sale and Purchase Agreement, The Ascott Group will invest a total of RMB168 million (S$33 million) in the project. This comprises a cash consideration of RMB92 million (S$18 million) for an initial 38% stake in Wing Ching, and the assumption of a RMB76 million (S$15 million) loan to Hua Jian to facilitate loans to be procured by Hai Yi for the development and construction of the serviced residence. The Ascott will also have the right to acquire the balance 62% interest in Wing Ching at par by the year 2012, upon fulfillment of conditions precedent, such as the complete sale of all assets in Hai Yi, other than the serviced residence and a clubhouse.

Mr Liew Mun Leong, President & CEO of CapitaLand Group said: "Guangzhou is now one of China's most prosperous cities and has attracted substantial foreign

direct investment. Given the positive prospects for homes and accommodation requirements among the expatriate community, we have decided to make optimal use of the Tianhe District site. The development will be our first residential project and also our first serviced residence in Guangzhou. Going forward, we will continue to explore opportunities to acquire prime sites for development in the city."

The site is located at Tianhe Dong Road in Tianhe District, which is Guangzhou's new Central Business District. The neighbourhood, which has a vibrant mix of residential developments, offices, shopping malls and amenities, is popular with both local and expatriate professionals. The site is conveniently accessible via the Subway Line 1 (already operational) and Subway Line 3 (expected to be completed in year 2006).

About CapitaLand Group

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's property and hospitality portfolio spans 88 cities in 29 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

About CapitaLand China

CapitaLand China is an indirect wholly owned subsidiary of CapitaLand. Since 1994, CapitaLand China has been a developer of premier homes and quality commercial properties in China, with a total project value of over RMB 16 billion. To facilitate its growth in the country, CapitaLand China, after approval by the Chinese government, set up a wholly foreign-owned investment company in 2002.

About CapitaLand China Residential Fund

The CapitaLand China Residential Fund is a private fund sponsored by CapitaLand with support from corporate investors, financial institutions and high net worth individuals. The Fund invests in the mid to high-end residential market in the key gateway cities of China. It leverages on CapitaLand's core residential development delivery capability in China, and skill sets in real estate capital management.

Issued by: **CapitaLand Limited** *(Co. Regn: 198900036N)*
Date: **14 January 2005**

For more information, please contact:

Media Contact

Nicole Neo
Communications
DID: (65) 68233218
nicole.neo@capitaland.com.sg

Analyst Contact

Harold Woo
Investor Relations
DID: (65) 68233210
harold.woo@capitaland.com.sg

82-4564

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

ACQUISITION OF SHARES IN
HONG KONG WING CHING GROUP COMPANY LIMITED

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that the Company's wholly owned subsidiary, The Ascott Holdings Limited ("TAHL"), has today entered into a conditional Sale and Purchase Agreement ("Agreement") with Hua Jian Holdings Pte Ltd ("Hua Jian") and CapitaLand China Residential Fund Ltd (collectively, the "Vendors") pursuant to which the Company will acquire in two separate tranches, the whole of the issued share capital of Hong Kong Wing Ching Group Company Limited ("Wing Ching") (the "Acquisition"), consisting of 10,000 fully paid up ordinary shares of HK$1.00 each ("Shares"). Upon completion of the Acquisition, Wing Ching will become an indirect wholly-owned subsidiary of the Company.

I. THE ACQUISITION

Wing Ching is an investment holding company incorporated in Hong Kong SAR. Wing Ching, together with Guangzhou Motor Club Drivers Training Centre ("GZMC") and Guangzhou Yue Xiu Property Development Management Company Limited ("GZYX"), holds an interest in Guangzhou Hai Yi Property Development Co Ltd ("Hai Yi"), a cooperative joint venture company established in China.

Under the cooperative joint venture agreement ("CJV Agreement") entered into between Wing Ching, GZMC and GZYX, Wing Ching holds all of the economic interest in Hai Yi. The interests of GZMC and GZYX in Hai Yi will in accordance with an amendment to the CJV Agreement between the joint venture parties be extinguished at the latest, within 3 years from the date of approval of the amendment to the CJV Agreement, which is expected to be on and about May 2007.

Hai Yi is a licensed developer in Guangzhou and has the licence to develop and construct amongst other developments, a block of serviced apartments comprising 192 units with total gross floor area of approximately 19,100m^2 and a clubhouse with total gross floor area of approximately 1,500m^2 (the serviced apartments and clubhouse collectively defined as the "Assets") on a plot of land in Guangzhou located at 203 Tian He Dong Lu, Guangzhou City (the "Project"). Under the Agreement, the development and construction risks of the Project (including for the Assets) will be borne by the Vendors up to the end of the defect liability periods provided to third party purchasers of the residential apartment units.

Through the Acquisition, the Company will effectively acquire the Assets and intends to operate the serviced apartments as a "The Ascott" brand serviced residence. All other assets in Hai Yi, save for the Assets will be transferred out of Hai Yi before the long stop date for completion of the Acquisition, being 31 December 2012.

II. RATIONALE FOR THE ACQUISITION

The Acquisition is in line with the Company's strategy to enhance its presence in major cities across Asia and to gain a foothold in Guangzhou, a key and important gateway city in China. This would cater to the growing demand for serviced residences in Guangzhou with the increasing foreign investor interest in the Pearl River Delta region of China.

III. AGGREGATE INVESTMENT FOR THE ACQUISITION

The total investment for the Acquisition is RMB 168 million (equivalent to S$33 million), comprising:

(a) a cash consideration of approximately RMB 92 million (equivalent to S$18 million) payable to the Vendors for the purchase of the whole of the issued share capital of Wing Ching; and

(b) the assumption of a loan of approximately RMB 76 million (equivalent to S$15 million) at completion of the Acquisition, which loan is to be obtained by Hai Yi to fund the development and construction of the Assets.

Consideration for the Shares

The total consideration for the purchase of the Shares of approximately RMB 92 million (equivalent to S$18 million) was arrived at on a willing-buyer and willing-seller basis. This was calculated based on the agreed proportion of the total investment which the Vendors have injected into the Project.

Under the Agreement, TAHL will pay the Vendors RMB 92 million (equivalent to S$18 million) for the transfer of the first tranche of Shares comprising 3,800 Shares ("Tranche A Shares"), representing 38% of the total issued and paid up capital of Wing Ching. Consideration for the purchase of the Tranche A Shares will be paid in cash to each of the Vendors in the proportion of their shareholdings in instalments as follows:

(1)	Upon signing of the Agreement	RMB 18 million (equivalent to S$3.5 million)
(2)	Upon completion of 30% of the construction of the Assets	RMB50 million (equivalent to S$9.8 million)
(3)	On completion of the purchase of the Tranche A Shares (upon completion of 60% of the construction of the Assets)	RMB 24 million (equivalent to S$4.7 million)

Completion of the purchase of the Tranche A Shares is expected to take place on or before 31 March 2007.

Thereafter, upon satisfaction or waiver of the conditions precedent stipulated in the Agreement, TAHL shall complete the purchase from the Vendors of the remaining 6,200 Shares ("Tranche B Shares") representing 62% of the total issued and paid up capital of Wing Ching, at par value in cash. Completion of the purchase of the Tranche B Shares and the Acquisition will take place on or before 31 December 2012.

Loan to Hua Jian

Pursuant to the Agreement, TAHL has also undertaken to provide a loan of up to an aggregate amount of approximately RMB 76 million (equivalent to S$15 million) to Hua Jian to facilitate the loan to be obtained by Hai Yi for the development and construction of the Assets. The Loan shall be interest free and be repayable by Hua Jian to the Purchaser within one (1) year from the completion of the Acquisition or such other time as the Parties may agree.

The Company intends to fund the Acquisition through internal resources and bank financing.

IV. CONDITIONS FOR COMPLETION OF THE ACQUISITION

The completion of the purchase of the Tranche B Shares and, accordingly, the completion of the Acquisition is subject to, amongst other matters:

(a) the completion of the acquisition of the Tranche A Shares, which is conditional upon legal and financial due diligence results being satisfactory to TAHL, the construction of the Assets being 60% complete and all requisite consents, approvals or actions being obtained;

(b) the exit of GZMC and GZYX from Hai Yi;

(c) the complete disbursements of the Loan by TAHL to Hua Jian; and

(d) the completion of all actions required to be taken by the Vendors, Wing Ching and/or Hai Yi to ensure that as at completion of the Acquisition, save for the Assets, there are no other assets, business, employees (other than those employed pursuant to the direction of TAHL), ongoing contracts and liabilities whatsoever in Hai Yi, save for any operating liabilities undertaken by Hai Yi at the request of TAHL in relation to the Assets and the loan of up to RMB 76 million for the development and construction of the Assets.

V. VALUE OF THE ASSETS TO BE ACQUIRED AND FINANCIAL EFFECTS OF THE ACQUISITION

Based on the unaudited management accounts of the company for the financial year ended 31 December 2004, Wing Ching has a net asset value of approximately HK$19,191 (equivalent to S$4,000).

The Acquisition is not expected to have a material impact on the net tangible assets per share and earnings per share of the Ascott Group for the current financial year.

VI. INTERESTS OF DIRECTORS AND CONTROLLING SHAREHOLDERS

CapitaLand Limited ("CapitaLand") has a 68.7 per cent. shareholding in the Company. Hua Jian is an indirect wholly owned subsidiary and CapitaLand China Residential Fund Ltd is an indirect associated company of CapitaLand. Accordingly, the Acquisition is an interested person transaction for the purposes of Chapter 9 of the Singapore Exchange Securities Trading Limited Listing Manual ("Listing Manual").

As the total value of the Acquisition represents less than 3% of the latest audited net tangible assets of the Ascott Group of approximately S$1.23 billion as at 31 December 2003, whether computed by itself, or aggregated with other interested person transactions with the CapitaLand Group which fall outside the ambit of the Company's shareholders' mandate for interested person transactions during the current financial year, the Acquisition is not an interested person transaction that is required to be announced or approved by shareholders under Chapter 9 of the Listing Manual.

The Company's Audit Committee has reviewed the Acquisition, and is satisfied that the transaction is arms length and is not prejudicial to the interests of the Company and its minority shareholders.

82-4507

Certain directors of the Company are also directors of CapitaLand and its related companies interested in the Acquisition as follows:

Company	Director
CapitaLand Limited	Mr Lim Chin Beng Mr Liew Mun Leong Mr Richard E Hale
CapitaLand Residential Limited	Mr Liew Mun Leong Mr Lui Chong Chee
CapitaLand Financial Limited	Mr Liew Mun Leong Mr Kee Teck Koon Mr Lui Chong Chee
CapitaLand China Residential Fund Ltd	Mr Kee Teck Koon
CapitaLand Fund Investment Pte Ltd	Mr Kee Teck Koon
CapitaLand RECM Pte Ltd	Mr Kee Teck Koon

Mr Cameron Ong Ah Luan, Mr Kee Teck Koon and Mr Lui Chong Chee (alternate director to Mr Liew Mun Leong) are also executive officers of CapitaLand.

Save as disclosed, none of the Directors or Controlling Shareholders of the Company has any interest, direct or indirect, in the Acquisition.

VII. GENERAL

Save for the Acquisition, the Company has not entered into any other transactions with CapitaLand or any other interested person transactions since the beginning of this financial year to date.

By Order of the Board

Shan Tjio
Company Secretary
14 January 2005

Note :
Exchange rates of RMB 1 : S$0.1971 and HKD 1 : S$0.2093 are used in this announcement


THE
ASCOTT
GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

January 14, 2005
For Immediate Release
Contact:

Ida Lim (65) 9628 8339
Lilian Goh (65) 9795 5225

NEWS RELEASE

Ascott Enters Guangzhou And Acquires A New Serviced Residence Development

The Ascott Group, a leading international serviced residence company, has signed a conditional sale and purchase agreement to acquire a serviced residence development in Guangzhou.

This is part of its strategy to extend its leadership of China's serviced residence industry to the Pearl River delta area in South China.

Ascott will invest RMB 168 million (about S$33 million) in the development which comprises a 192-unit serviced apartment block and clubhouse. The project in the new Tianhe commercial and business district, has prime location at Tianhe East Road, which is often called Guangzhou's "Wall Street".

Nearby are the new Guangzhou East Train Station, a transit point for travellers to and from Hongkong, Tianhe Sports Centre and office towers with banks, financial institutions and multinational companies. It is also close to two Metro stations and shopping centres.

The development will be completed in 2007, and will be marketed under the group's flagship luxury-tier brand, The Ascott serviced residence. The property will increase the group's presence to 2,200 serviced apartments in China, where it is already the country's largest serviced residence chain.

Ascott is a leading international serviced residence company in Europe and Asia Pacific, with 13,800 serviced residence units in 40 cities in 17 countries. It is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies.

Ascott's chairman, Mr Lim Chin Beng, said: "The group's entry into Guangzhou, the gateway to the thriving Pearl River delta region, is timely and strategic. With the property, Ascott's market leadership in China will be anchored by its dominant presence in the three major cities of Guangzhou, Shanghai and Beijing. The Ascott Guangzhou will be the company's third The Ascott brand property, and eleventh residence in China."

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

- more -

Mr Liew Mun Leong, Ascott's deputy chairman, and president and CEO of its parent company, CapitaLand Limited, said: "Guangzhou has become one of China's fastest growing cities. Its GDP is the third largest among cities in China and over 115 US 'Fortune 500' companies have invested in Guangzhou. Ascott will be in an excellent position to serve the growing expatriate community in the city.

"It is also strategically appropriate to market the group's flagship The Ascott brand as many international firms, whose staff are used to luxury-tier serviced apartments, are setting up operations or expanding there."

Mr Cameron Ong, Ascott's chief executive officer, said: "Guangzhou's new international airport and improved transport infrastructure will enhance its growing role as the financial, manufacturing and logistics hub of Southern China. The expanded air capacity will mean higher tourist and business executive arrivals, and will increase the city's logistical capability and competitiveness with Hongkong in the long run."

He added that although there has been an increase in the supply of apartments in the city, there is limited supply of purpose built, professionally managed serviced residences that cater to the corporate executives from multinational companies.

"We are entering Guangzhou to meet the accommodation needs of many of our international clients who have set up operations in the Pearl River delta region. They see the area comprising Guangzhou, Hongkong and Shenzhen, as having one of the next best investment climates after the Yangtze delta area of Shanghai and Suzhou," said Mr Ong.

He added that with the new property, Ascott is on track to achieving its target of operating 4,000 serviced residence units in China by 2008. The company is also looking at entering more secondary cities in China where demand for internationally managed serviced residences is expected to increase as their economies grow.

Financial Impact
The acquisition is not expected to have a material impact on Ascott's net tangible assets per share and earnings per share for the current financial year.

Upcoming Residences
In September last year, Ascott announced the 260-unit Citadines Jinqiao in Shanghai, the first serviced residence in Asia to carry the mid-tier Citadines brand. Citadines is the marque of a leading pan-European serviced residence chain which the group acquired in 2004.

The managed property will open in the third quarter this year, and serve as a prototype for Citadines in Asia. It will be targeted at the rapidly growing segment of travelling executives from Chinese and Asian companies.

In September 2004, Ascott also entered Suzhou by securing the management of the 167-unit Somerset Chongrui. The property in Suzhou Industrial Park is the city's first international serviced residence and will open next year.

In March last year, Ascott achieved number one position in the prestigious China's Top 100 Serviced Residences ranking for the management, marketing and quality of its eight residences in Shanghai, Beijing, Tianjin and Dalian. The ranking is based on evaluations from real estate experts and Internet votes.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : January 14, 2005

For more information, please contact:
Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Email: ida.lim@the-ascott.com

Lilian Goh, Manager
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

---

About Ascott's Other Serviced Residences in China

In Shanghai

The Ascott Pudong -- 248 units, Pudong district
In the heart of Shanghai's premier business district, the luxury-tier The Ascott Pudong boasts spectacular views of the Huangpu River. It offers one to four-bedroom designer suites and elegant penthouses with facilities such as a business centre, indoor heated pool, gym, indoor tennis court and residents' lounge.

Somerset Grand Shanghai -- 334 units, Luwan district
Located along Huai Hai Zhong Road, the upper-tier serviced residence is in the heart of Shanghai's main business, shopping and dining belt. Facilities include an indoor heated swimming pool and an international kindergarten. Units range from one to three-bedroom suites.

Somerset Xu Hui - 167 units, Xuhui district
Situated in the Xuhui residential estate, the upper-tier serviced residence is close to shopping and entertainment facilities in the Huai Hai Zhong Road and Xujiahui prime business districts. Facilities include a gym, indoor heated pool, lounge and tennis court. It offers spacious one to three-bedroom suites.

Citadines Jinqiao – 260 units, *Opening 3Q 2005*
Part of a mixed development, the mid-tier serviced residence is near Shanghai's famous Nanjing Road shopping belt, and 10-minutes' walk to two metro stations. It is also close to People's Square, the Shanghai Municipal Government Building and Shanghai Museum. It will offer studio to two-bedroom suites.

In Beijing

The Ascott Beijing -- 272 units, Chaoyang district
The luxury-tier residence in the heart of the city's CBD is close to the China World Trade Centre. It boasts designer fittings and extensive facilities including an indoor glass-roofed pool, fully equipped fitness centre, and business centre. Units range from elegant one-bedroom suites to four-bedroom penthouses.

Somerset Grand Fortune Garden -- 221 units, Chaoyang district
Located in the business area of Chaoyang district, the upper-tier residence is near international schools, embassies and entertainment centres. Facilities include a gym, indoor heated pool and residents' lounge. Units range from one to four-bedroom suites, with private balconies and scenic city views.

Luxury Serviced Residence - 100 units, Chaoyang district
In Beijing's prime Chaoyang residential district, the mid-tier residence is near Scitech Plaza and Friendship Store shopping malls, Silk Market, Tiananmen Square, Forbidden City and Jianguomen subway station. Facilities include a gym, sauna and business centre. Units range from one to four-bedroom apartments.

In Dalian

Somerset Harbour Court - 106 units, Zhongshan district
Part of the prime Dalian Asia Pacific Finance Centre in the city's CBD, the upper-tier residence is a stroll from Dalian harbour's passenger station and a five-minute drive from the railway station. Facilities include a gym, business centre and lounge. Units comprise one and two-bedroom suites.

In Suzhou

Somerset Chongrui – 167 units, *Opening 2006*
In the heart of Suzhou Industrial Park's Singapore style residential neighbourhood centre, it is conveniently close to shops and restaurants, and the Suzhou Singapore International School. The residence will offer studio and one-bedroom suites with recreational facilities.

In Tianjin

Somerset Olympic Tower - 169 units, Heping district
In the heart of Tianjin's prime upmarket shopping area and residential district, the upper-tier residence is close to international schools and the Tianjin railway station. Facilities include an indoor heated pool, gym, and rooftop garden. Units range from one-bedroom suites to four-bedroom penthouses.

About The Ascott Group

The Ascott Group is a leading international serviced residence company with 13,800 serviced residence units in the key cities of Europe and Asia Pacific.

Ascott's global presence spans 40 cities in 17 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Seoul, Shanghai and Beijing in Asia; Sydney and Auckland in Australia and New Zealand; and Dubai in the Gulf region.

Through its marketing alliance with Equity Corporate Housing, the group also offers upper-tier serviced apartments throughout the US. Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 21-year industry track record and serviced residence brands that enjoy recognition worldwide.

The group's flagship The Ascott luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its Somerset upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier Citadines brand provides corporate executives with comfortable city residences.

Recent awards the group has clinched include the 2004 Business Traveller Best Serviced Residence Brand and Best Serviced Residence property in Asia Pacific awards. The group took the Number One position in the 2004 China's Top 100 Serviced Residences ranking for its eight properties in China. Ascott also won the 2004 Vietnam Economic Times' Best Service in Serviced Apartments awards in Hanoi and Ho Chi Minh City, and Best Annual Report and Best Operating & Financial Review awards at the 2004 Singapore Annual Report Awards.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, CapitaLand's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's hospitality businesses in hotels and serviced residences span more than 60 cities around the world.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

The Ascott Group - Serviced Residences In 40 Cities In 17 Countries

SOUTHEAST ASIA

Singapore
- The Ascott Singapore
- Somerset Bencoolen
- Somerset Grand Cairnhill
- Somerset Compass
- Somerset Liang Court
- Somerset Orchard

Indonesia

Jakarta
- The Ascott Jakarta
- Somerset Grand Citra

Surabaya
- Somerset Puri Darmo
- Somerset Surabaya

Malaysia

Kuala Lumpur
- The Ascott Kuala Lumpur
- Somerset Bukit Ceylon, opening Q3 2005

Kuching
- *Somerset Gateway*

Thailand

Bangkok
- The Ascott Sathorn, Bangkok
- Somerset Lake Point
- Somerset Suwan Park View
- Omni Tower

Vietnam

Hanoi
- Somerset Grand Hanoi
- Somerset West Lake

Ho Chi Minh City
- Somerset Chancellor Court
- Somerset Ho Chi Minh City

Philippines

Manila
- Somerset Millennium
- Somerset Olympia
- Somerset Salcedo

NORTH ASIA

China

Beijing
- The Ascott Beijing
- Somerset Grand Fortune Garden
- Luxury Serviced Residence

Dalian
- Somerset Harbour Court

Guangzhou
- The Ascott Guangzhou, opening 2007/8

Shanghai
- *The Ascott Pudong*
- Somerset Grand Shanghai
- Somerset Xu Hui
- *Citadines Jinqiao, opening Q3 2005*

Suzhou
- *Somerset Chongrui, opening Q1 2006*

Tianjin
- Somerset Olympic Tower

Japan

Tokyo
- Somerset Azabu East
- Somerset Roppongi

South Korea

Seoul
- *Somerset Palace opening Q2 2005*

AUSTRALIA / NEW ZEALAND

Australia

Sydney
- Somerset Darling Harbour
- Somerset North Ryde
- Oakford City West

Melbourne
- Somerset Botanic Gardens
- Somerset Gordon Place
- Somerset on Elizabeth
- Oakford Gordon Towers
- Oakford on Collins
- Oakford on Lygon
- Oakford The Mews

Hobart
- Somerset on the Pier
- Somerset on Salamanca

New Zealand

Auckland
- The Ascott Metropolis

EUROPE

United Kingdom

London
- The Ascott Mayfair
- Somerset Bayswater
- Somerset Bishopsgate
- Somerset Kensington Gardens
- Somerset Prince's Square
- Somerset Queen's Gate Gardens
- Somerset Roland Gardens
- Citadines Barbican
- Citadines Holborn-Covent Garden
- Citadines South Kensington
- Citadines Trafalgar Square

France

Paris
- Citadines Austerlitz
- Citadines Bastille Marais
- Citadines Bastille Nation
- Citadines Didot Alésia
- Citadines Haussmann-Champs Elysées
- Citadines La Défense
- Citadines Les Halles
- Citadines Louvre
- Citadines Maine-Montparnasse
- Citadines Montmartre
- Citadines Opéra-Grands Boulevards
- Citadines Opéra Vendôme
- Citadines Place d'Italie
- Citadines Saint-Germain-des-Prés
- Citadines Tour Eiffel
- Citadines Trocadéro
- Citadines Voltaire République

Outside Paris
- Citadines Aix Forbin
- Citadines Aix Jas de Bouffan
- Citadines Bordeaux Mériadeck
- Citadines Cannes Carnot
- Citadines Ferney Voltaire, Genève
- Citadines Gaillard
- Citadines Grenoble
- Citadines Lille Centre
- Citadines Lyon Part-Dieu
- Citadines Lyon Presqu'île
- Citadines Marseille Castellane
- Citadines Marseille Centre
- Citadines Marseille Prado Chanot
- Citadines Montpellier Antigone
- Citadines Montpellier Sainte-Odile
- Citadines Nice Buffa
- Citadines Nice Promenade
- Citadines Strasbourg Kléber
- Citadines Toulouse Wilson

Belgium

Brussels
- Citadines Sainte-Catherine
- Citadines Toison d'Or

Germany

Berlin
- Citadines Olivaer Platz

Spain

Barcelona
- Citadines Ramblas

GULF REGION

United Arab Emirates

Dubai
- *Somerset Al Majara*, Dubai Marina *opening Q1 2005*
- *The Ascott Burj Dubai, opening Q1 2006*

Jan 14, 2005

82-4507

THE ASCOTT GROUP LIMITED

(Regn. No. 197900881N)

ANNOUNCEMENT

COMPANY IN MEMBERS' VOLUNTARY LIQUIDATION
- SOMERSET TECHNOPARK PTE LTD

The Board of Directors of The Ascott Group Limited wishes to announce that it is placing its indirect wholly owned subsidiary, Somerset Technopark Pte Ltd (regn. no. 199206027K) under members' voluntary liquidation.

The voluntary liquidation of Somerset Technopark Pte Ltd will not have any material impact on the net tangible assets or earnings per share of the Ascott Group for the current financial year.

By Order of the Board
Shan Tjio
Company Secretary
17 January 2005


CapitaMall
Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

DATE OF RELEASE OF 2004 FULL YEAR FINANCIAL RESULTS

CapitaMall Trust Management Limited, the manager of CapitaMall Trust ("CMT"), wishes to announce that it will release CMT's financial results for the full year ended 31 December 2004 on Wednesday, 26 January 2005.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Michelle Koh
Company Secretary
18 January 2005

82-4504





FINANCIAL RESULTS & DISTRIBUTION ANNOUNCEMENT FOR PERIOD ENDED 31 DECEMBER 2004

TABLE OF CONTENTS

SUMMARY OF CCT RESULTS (ACTUAL VS FORECAST [1])
(15 May 2004 to 31 December 2004)

	Actual	Forecast	Variance	
	S$'000	S$'000	S$'000	%
Gross Revenue	68,263	66,684	1,579	2.4
Property Operating Expenses	(19,750)	(19,595)	(155)	0.8
Net Property Income	48,513	47,089	1,424	3.0
Other Operating Expenditure	(13,394)	(15,677)	2,283	(14.6)
Net Investment Income before Tax	35,119	31,412	3,707	11.8
Net Tax Adjustments	101	251	(150)	(59.8)
Taxable Income Available for Distribution to Unitholders	35,220	31,663	3,557	11.2
Distributable Income to Unitholders [2]	**33,459**	**30,080**	**3,379**	**11.2**
Distribution Per Unit (cents)				
For the period 15 May to 31 Dec 2004	**3.99¢**	**3.58¢**	**0.41¢**	**11.2**
Annualised	**6.32¢**	**5.68¢**	**0.64¢**	**11.2**

Footnotes

(1) The forecast is extracted from the Introductory Document and is based on the assumptions set out in the Introductory Document. As the forecast stated was for 1 May 2004 to 31 December 2004, the Manager has used its best estimate to present the prorated forecast for the period of 15 May 2004 to 31 December 2004.

(2) The distributable income to unitholders is based on 95% of the taxable income available for distribution to unitholders.

Refer to Section 9 for the details.

DISTRIBUTION & BOOK CLOSURE DATE

Distribution	For 15 May 2004 to 31 Dec 2004
Distribution type	Income
Distribution rate	3.99 cents per unit
Book closure date	1 February 2005
Payment date	28 February 2005

INTRODUCTION

CapitaCommercial Trust (CCT) was established under a Trust Deed dated 6 February 2004 entered into between CapitaCommercial Trust Management Limited (as manager of CCT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (previously known as Bermuda Trust (Singapore) Limited) (as trustee of CCT). CCT's first financial period is from the date of its inception ie. 6 February 2004 to 31 December 2004.

CCT acquired Capital Tower, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park on 23 February 2004 through acquiring all the shares in the respective companies which owned each of the properties. CCT agreed with the vendors of these property holding companies that the income of the property holding companies up to and including 29 February 2004 will accrue to the respective vendors. These six property holding companies subsequently commenced liquidation and the respective properties were transferred to CCT as distribution in specie on 1 March 2004. Separately, on 1 March 2004, CCT acquired 6 Battery Road.

All the units in CCT ("Units") were directly or indirectly held by CapitaLand Limited up to and including 14 May 2004 (the "Private Trust"). On 15 May 2004, CapitaLand Limited distributed approximately 60% of the Units in specie to its shareholders (the "Public Trust"). On 14 May 2004, CCT distributed its distributable income for the period from 6 February 2004 to 14 May 2004 to the companies in the CapitaLand Group that together held 100% of the Units. CCT's distributable income from 15 May 2004 to 31 December 2004 will be distributed to all the unitholders, including all the companies in the CapitaLand Group that continue to hold Units, on 28 February 2005. From 1 January 2005, CCT will make distributions to its unitholders on a semi-annual basis, with the amount calculated as at 30 June and 31 December each year for the six-month period ending on each of the said dates.

All the Units have been listed on Singapore Exchange Securities Trading Limited (the "SGX-ST") since the commencement of "when issued" trading in the Units on 11 May 2004. The Units began trading on a "ready" basis on the SGX-ST on 17 May 2004.

CCT has been granted tax transparency. Therefore, income which is distributed is not taxed at CCT level. Qualifying unitholders and individuals (other than those who hold their units through a partnership or through a nominee) will receive pre-tax distributions. For the qualifying unitholders, gross distribution will be made and they will subsequently be taxed on the distributions at their applicable income tax rates. Individuals are exempt from tax on CCT's distributions unless such distributions are derived through a partnership in Singapore or from the carrying on of a trade, business or profession. Distributions made to all the other unitholders will be subject to tax deducted at source at the prevailing corporate tax rate, currently 20%. This tax deducted can be used to offset against their Singapore income tax liabilities. Also, to qualify for tax transparency, CCT must distribute at least 90% of its taxable income. As stated in the Introductory Document dated 16 March 2004 (the "Introductory Document"), CCT will distribute 95% of its taxable income to unitholders up to 31 December 2005.

CCT's first financial period is from 6 February 2004 to 31 December 2004 and the prior period comparatives are based on the pro forma financial information as stated in CCT's Introductory Document.

1(a)(i) Statement of Total Return & Distribution Statement
(YTD December 2004 vs YTD December 2003)
(For a review of the performance, please refer to paragraph 8(a)(i) on page 16 to 17)

	Actual (6/2/04 to 31/12/04) [1] S$'000	**Pro Forma** (1/3/03 to 31/12/03) [2] S$'000	Increase / (Decrease) %
Statement of Total Return			
Gross rental income	79,110	88,965	(11.1)
Car park income	7,197	7,216	(0.3)
Other income	3,715	3,770	(1.5)
Gross revenue	**90,022**	**99,951**	**(9.9)**
Property management fees	(1,974)	(2,442)	(19.2)
Property tax	(6,982)	(3,773)	85.1
Other property operating expenses [3]	(17,212)	(14,778)	16.5
Property operating expenses	**(26,168)**	**(20,993)**	**24.7**
Net property income	**63,854**	**78,958**	**(19.1)**
Interest income	147	50	194.0
Manager's management fees	(4,443)	(5,073)	(12.4)
Trust expenses	(1,084)	(2,714)	(60.1)
Borrowing costs	(11,743)	(12,277)	(4.3)
Net investment income before tax	**46,731**	**58,944**	**(20.7)**
Income tax [4]	(2,692)	(656)	310.4
Net investment income after tax	**44,039**	**58,288**	**(24.4)**
Net losses on value of investments			
Non-operating expenditure [5]	(2,687)	-	Nm
Revaluation deficit [6]	(121,882)	-	Nm
Net losses on value of investments	**(124,569)**	**-**	**Nm**
Total return for the period	**(80,530)**	**58,288**	**(238.2)**

Distribution Statement			
Net investment income before tax	**46,731**	**58,944**	**(20.7)**
Net tax adjustments [7]	101	631	(84.0)
Taxable income available for distribution to unitholders	**46,832**	**59,575**	**(21.4)**
Distributable income to unitholders	**45,071**	**56,596**	**(20.3)**

Footnotes

(1) CCT was established on 6 February 2004 but the acquisition of the real properties was completed on 1 March 2004. Hence the income recorded relates only to the 10 month period from 1 March 2004 to 31 December 2004. CCT has no income from 6 to 29 February 2004. The entire period relates to both the Private Trust and Public Trust periods and the details are as stated in paragraph (1)(a)(iii) on page 8.

(2) This is the first financial period of CCT and the comparative numbers for 2003 are extracted from the pro forma financial information for the year ended 31 December 2003 which was stated in the Introductory Document and pro-rated equally for 10 months to correspond to the period from 1 March 2003 to 31 December 2003.

(3) Included as part of the other property operating expenses are the following:

	Actual *(6/2/04 to 31/12/04) S$'000*	***Pro Forma*** *(1/3/03 to 31/12/03) S$'000*	*Increase / (Decrease) %*
Depreciation	129	132	(2.3)
Allowance for doubtful debts and bad debts written off	8	(29)	(127.6)
Asset written off	-	314	(100.0)

(4) The actual YTD December 2004 income tax provision is based on 100% of taxable income for the period of 6 February 2004 to 14 May 2004 (Private Trust) and 5% of taxable income for period of 15 May 2004 to 31 December 2004 (Public Trust). Income tax for pro forma YTD December 2003 was prepared on the basis that tax transparency applies ie. income tax is only provided for the amount to be withheld and not paid to unitholders and this has been assumed to be 5% of taxable income for the entire period.

(5) This relates to a write-off of stamp duty paid for transfer of the property companies to CCT.

(6) This relates to the deficit on revaluation of the investment properties. For details, to refer to the review of performance on page 17 (paragraph 8(a)(i)).

(7) Included in the net tax adjustments are the following:

	Actual *(6/2/04 to 31/12/04) S$'000*	***Pro Forma*** *(1/3/03 to 31/12/03) S$'000*	*Increase / (Decrease) %*
Non-tax deductible/(chargeable) items :			
Trustee's fees	165	214	(22.9)
Temporary differences and other adjustments	(64)	417	(115.3)
Net tax adjustments	101	631	(84.0)

Nm – not meaningful

1(a)(ii) Statement of Total Return & Distribution Statement (4Q 2004 vs 4Q 2003)

(For a review of the performance, please refer to paragraph 8(a)(ii) on page 18 to 19)

	Actual (1/10/04 to 31/12/04) S$'000	**Pro Forma** (1/10/03 to 31/12/03) [1] S$'000	Increase / (Decrease) %
Statement of Total Return			
Gross rental income	23,945	26,690	(10.3)
Car park income	1,952	2,165	(9.8)
Other income	1,306	1,131	15.5
Gross revenue	**27,203**	**29,986**	**(9.3)**
Property management fees	(569)	(733)	(22.4)
Property tax	(2,110)	(1,132)	86.4
Other property operating expenses [2]	(6,058)	(4,433)	36.7
Property operating expenses	**(8,737)**	**(6,298)**	**38.7**
Net property income	**18,466**	**23,688**	**(22.0)**
Interest income	99	15	560.0
Manager's management fees	(1,299)	(1,522)	(14.7)
Trust expenses	396	(814)	(148.6)
Borrowing costs	(3,712)	(3,683)	0.8
Net investment income before tax	**13,950**	**17,684**	**(21.1)**
Income tax	(141)	(197)	(28.4)
Net investment income after tax	**13,809**	**17,487**	**(21.0)**
Net losses on value of investments			
Revaluation deficit [3]	(121,882)	-	Nm
Net losses on value of investments	**(121,882)**	**-**	**Nm**
Total return for the period	**(108,073)**	**17,487**	**(718.0)**
Distribution Statement			
Net investment income before tax	**13,950**	**17,684**	**(21.1)**
Net tax adjustments [4]	124	189	(34.4)
Taxable income available for distribution to unitholders	**14,074**	**17,873**	**(21.3)**
Distributable income to unitholders	**13,370**	**16,979**	**(21.3)**

Footnotes

(1) *This is the first financial period of CCT and the comparative numbers for 2003 are extracted from the pro forma financial information for the year ended 31 December 2003 which was stated in the Introductory Document and pro-rated equally for the 3 month period.*

(2) *Included as part of the other property operating expenses are the following:*

	Actual *(1/10/04 to 31/12/04) S$'000*	***Pro Forma*** *(1/10/03 to 31/12/03) S$'000*	*Increase / (Decrease) %*
Depreciation	*40*	*40*	*0.0*
Allowance for doubtful debts and bad debts written off	*3*	*(9)*	*(133.3)*
Asset written off	*-*	*94*	*(100.0)*

(3) *This relates to the deficit on revaluation of the investment properties. For details, to refer to the review of performance on page 17 (paragraph 8(a)(i)).*

(4) *Included in the net tax adjustments are the following:*

	Actual *(1/10/04 to 31/12/04) S$'000*	***Pro Forma*** *(1/10/03 to 31/12/03) S$'000*	*Increase / (Decrease) %*
Non-tax deductible/(chargeable) items :			
Trustee's fees	*64*	*64*	*0.0*
Temporary differences and other adjustments	*60*	*125*	*(52.0)*
Net tax adjustments	*124*	*189*	*(34.4)*

Nm – not meaningful

CAPITACOMMERCIAL TRUST
FINANCIAL STATEMENT & DISTRIBUTION ANNOUNCEMENT
FOR PERIOD ENDED 31 DECEMBER 2004

1(a)(iii) **Statement of Total Returns & Distribution Statement – Breakdown between Private Trust and Public Trust Period**

	Private Trust (6/2/04 to 14/5/04) [1] S$'000	Public Trust (15/5/04 to 31/12/04) S$'000	Actual (6/2/04 to 31/12/04) S$'000
Statement of Total Return			
Gross rental income	19,073	60,037	79,110
Car park income	1,826	5,371	7,197
Other income	860	2,855	3,715
Gross revenue	**21,759**	**68,263**	**90,022**
Property management fees	(475)	(1,499)	(1,974)
Property tax	(1,684)	(5,298)	(6,982)
Other property operating expenses	(4,259)	(12,953)	(17,212)
Property operating expenses	**(6,418)**	**(19,750)**	**(26,168)**
Net property income	**15,341**	**48,513**	**63,854**
Interest income	5	142	147
Manager's management fees	(1,121)	(3,322)	(4,443)
Trust expenses	(135)	(949)	(1,084)
Borrowing costs	(2,478)	(9,265)	(11,743)
Net investment income before tax	**11,612**	**35,119**	**46,731**
Income tax	(2,339)	(353)	(2,692)
Net investment income after tax	**9,273**	**34,766**	**44,039**
Net losses on value of investments			
Non-operating expenditure [2]	(2,687)	-	(2,687)
Revaluation deficit [3]	-	(121,882)	(121,882)
Net losses on value of investments	**(2,687)**	**(121,882)**	**(124,569)**
Total return for the period	**6,586**	**(87,116)**	**(80,530)**
Distribution Statement			
Net investment income before tax	**11,612**	**35,119**	**46,731**
Net tax adjustments	-	101	101
Taxable income available for distribution to unitholders	**11,612**	**35,220**	**46,832**
Distributable income to unitholders	**11,612** [4]	**33,459**	**45,071**

Footnotes

(1) It was stated in the Introductory Document that on the day immediately preceding the distribution in specie, which took place on 15 May 2004, CCT will make a distribution for the period from 6 February 2004 to the day immediately preceding the distribution in specie to the companies that held 100% of the Units prior to the distribution in specie.

(2) This relates to a write-off of stamp duty paid for transfer of the property companies to CCT.

(3) This relates to the deficit on revaluation of the investment properties. For details, to refer to the review of performance on page 17 (paragraph 8(a)(i)).

(4) Income tax paid/payable of S$2,339,000 is included as part of the distribution to the private trust unitholders. Actual distribution made to the private trust unitholders is S$9,272,000. As disclosed in the Introductory Document, it was agreed with the private trust unitholders that the distribution amount paid would constitute full and final settlement of their respective distribution entitlements.

1(b)(i) Balance sheet as at 31 December 2004 vs 31 December 2003

	Actual 31/12/04 S$'000	**Pro Forma** 31/12/03 [1] S$'000	Increase / (Decrease) %
Non-current assets			
Plant and equipment	430	441	(2.5)
Investment properties [2]	1,918,200	2,039,314	(5.9)
Total non-current assets	**1,918,630**	**2,039,755**	**(5.9)**
Current assets			
Trade and other receivables [3]	989	11,224	(91.2)
Cash and cash equivalents	60,254 [4]	23,988	151.2
Total current assets	**61,243**	**35,212**	**73.9**
Total assets	**1,979,873**	**2,074,967**	**(4.6)**
Current liabilities			
Trade and other payables [5]	16,523	26,571	(37.8)
Provision for taxation	374	-	Nm
Total current liabilities	**16,897**	**26,571**	**(36.4)**
Non-current liabilities			
Interest-bearing borrowings	580,042	580,042	0.0
Other non-current liabilities	9,287	8,599	8.0
Total non-current liabilities	**589,329**	**588,641**	**0.1**
Total liabilities	**606,226**	**615,212**	**(1.5)**
Net assets	**1,373,647**	**1,459,755**	**(5.9)**
Represented by :			
Unitholders' funds	**1,373,647**	**1,459,755**	**(5.9)**

Footnotes

(1) This is the first financial period of CCT and the comparative numbers for 2003 are extracted from the pro forma financial information as at 31 December 2003 which was stated in the Introductory Document.

(2) The investment properties are accounted for as long term investments carried at valuation, based on annual valuation by independent valuers. The reduction is due to the net depreciation of the investment properties on revaluation as at 31 December 2004.

(3) The comparative number for 2003 extracted from the pro forma as at 31 December 2003 contains accrued revenue and other receivables.

(4) This includes the funds required to pay the distributable income of S$33.5 million for the period of 15 May 2004 to 31 December 2004 which will be distributed in February 2005.

(5) The comparative number for 2003 extracted from the pro forma as at 31 December 2003 contains accrued issue expenses and incidental acquisition costs of S$15.4 million.

1(b)(ii) Aggregate amount of borrowings and debt securities

	Actual 31/12/04 S$'000	Pro Forma 31/12/03 [1] S$'000
Secured borrowings		
Amount repayable in one year or less, or on demand	-	-
Amount repayable after one year	580,042	580,042

Footnotes

(1) This is the first financial period of CCT and the comparative numbers for 2003 are extracted from the pro forma financial information as at 31 December 2003 which was stated in the Introductory Document.

Details of any collaterals

As security for the borrowings, CCT has granted in favour of the lender the following:

(i) a mortgage over each of the properties
(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in the properties
(iii) an assignment of the insurance policies relating to the properties
(iv) an assignment of the agreements relating to the management of the properties
(v) an assignment of all the rights, interest and title of CCT in relation to the sale and purchase agreements
(vi) a charge creating a fixed and floating charge over certain assets of CCT relating to the properties.

82-4507

1(c) **Cash flow statement** [1]

	Actual (6/2/04 to 31/12/04) [2] S$'000	Actual (1/10/04 to 31/12/04) S$'000
Operating activities		
Net investment income before tax	46,731	13,950
Adjustment for		
Interest income	(147)	(99)
Depreciation of plant and equipment	129	40
Amortization of rent incentives	196	78
Allowance for doubtful debts	8	3
Borrowing costs	11,743	3,712
Operating income before working capital changes	**58,660**	**17,684**
Changes in working capital :		
Trade and other receivables	(1,027)	512
Trade and other payables	9,875	1,551
Security deposits	57	(6)
Cash generated from operations	**67,565**	**19,741**
Tax paid	(2,318)	-
Cash generated from operating activities	**65,247**	**19,741**
Investing activities		
Interest received	127	90
Purchase of investment property, acquisition charges and subsequent expenditure	(595,944)	(540)
Purchase of plant and equipment	(118)	(6)
Net cash inflow from acquisition of property companies	6,761	-
Cash flows from investing activities	**(589,174)**	**(456)**
Financing activities		
Proceeds from issue of new units	36,204	-
Interest bearing borrowings	580,042	-
Issue expenses	(11,696)	(381)
Distribution to unitholders	(9,272)	-
Interest paid	(11,097)	(3,671)
Cash flows from financing activities	**584,181**	**(4,052)**
Increase in cash and cash equivalents	**60,254**	**15,233**
Cash and cash equivalents at beginning of period	**-**	**45,021**
Cash and cash equivalents at end of period	**60,254**	**60,254**

Footnotes

(1) There are no comparative prior period figures as this is the first financial period.

(2) Although CCT was established on 6 February 2004, the acquisition of the properties was completed on 1 March 2004. Consequently, the figures only represent the cash flow for the 10 month period from 1 March 2004 to 31 December 2004 as there was no income from 6 to 29 February 2004.

1(d)(i) Statement of changes in unitholders' funds [1]

	Actual (6/2/04 to 31/12/04) S$'000	Actual (1/10/04 to 31/12/04) S$'000
Balance as at beginning of period	**-**	**1,481,840**
Operations		
Net investment income after tax [2]	44,039	13,809
Net losses on value of investments	(124,569)	(121,882)
Net decrease in net assets resulting from operations	**(80,530)**	**(108,073)**
Unitholders' transactions		
Creation of new units	1,475,145	-
Issue expenses	(11,696)	(120)
Distribution to unitholders	(9,272)	-
Net increase / (decrease) in net assets resulting from unitholders' transactions	**1,454,177**	**(120)**
Balance as at end of period	**1,373,647**	**1,373,647**

Footnotes

(1) There are no comparative prior period figures as this is the first financial period.

(2) Although CCT was established on 6 February 2004, the acquisition of the properties was completed on 1 March 2004. Consequently, the figures only represent the income for the 10 month period from 1 March 2004 to 31 December 2004 as there was no income from 6 to 29 February 2004.

1(d)(ii) Details of any change in the units [1]

	Actual (6/2/04 to 31/12/04) Units	Actual (1/10/04 to 31/12/04) Units
Balance as at beginning of period	**-**	**839,116,700**
Issue of new units :		
- settlement for the purchase of shares of property companies	764,369,254	-
- part settlement for the purchase of 6 Battery Road	54,153,274	-
- for cash for the payment of issue and establishment expenses, stamp duty and other acquisition related expenses	20,594,172	-
Balance as at end of period	**839,116,700**	**839,116,700**

Footnotes

(1) There are no comparative prior period figures as this is the first financial period.

2 **Whether the figures have been audited, or reviewed and in accordance with which standard (eg. The Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)**

The figures have not been audited nor reviewed by our auditors.

3 **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)**

Not applicable.

4 **Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied**

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with those stated in the Introductory Document.

5 **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Nil.

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation.
In computing the DPU, the number of units as at the end of each period is used for the computation.

	Private Trust (6/2/04 to 14/5/04)	**Public Trust** (15/5/04 to 31/12/04)	**Actual** (6/2/04 to 31/12/04)
Number of units on issue at end of period	839,116,700	839,116,700	839,116,700
Weighted average number of units as at end of period	839,116,700	839,116,700	839,116,700
Earnings per unit (EPU) [1] (based on the weighted average number of units as at end of period)	1.11¢	4.14¢	5.25¢

Footnotes

(1) Earnings per unit is calculated based on Net Investment Income after tax.

The diluted EPU is the same as the basic EPU as there are no significant dilutive instruments in issue during the period.

	Private Trust (6/2/04 to 14/5/04)	**Public Trust** (15/5/04 to 31/12/04)	**Actual** (6/2/04 to 31/12/04)
Number of units on issue at end of period	839,116,700	839,116,700	839,116,700
Weighted average number of units as at end of period	839,116,700	839,116,700	839,116,700
Distribution per unit (DPU) (based on the number of units as at end of period)	1.38¢	3.99¢	5.37¢

The diluted DPU is the same as the basic DPU as there are no dilutive instruments in issue during the period.

7 Net asset value ("NAV") backing per unit based on issued units at the end of the period

	Actual 31/12/04	**Pro forma 31/12/03** [1]
NAV per unit	$1.64	$1.74
Adjusted NAV per unit (excluding the distributable income to unitholders)	$1.60	$1.74

Footnotes

(1) The pro forma as at 31 December 2003 has been prepared on the assumption that the distributable income for 2003 has been declared and paid to the unitholders.

8(a)(i) Review of the performance (YTD December 2004 vs YTD December 2003)

	Actual (6/2/04 to 31/12/04) [1] S$'000	**Pro Forma** (1/3/03 to 31/12/03) [2] S$'000	Increase / (Decrease) %
Statement of Total Return			
Gross revenue	90,022	99,951	(9.9)
Property operating expenses	(26,168)	(20,993)	24.7
Net property income	63,854	78,958	(19.1)
Other Income	147	50	194.0
Manager's management fees	(4,443)	(5,073)	(12.4)
Trust expense	(1,084)	(2,714)	(60.1)
Borrowing costs	(11,743)	(12,277)	(4.3)
Net investment income before tax	46,731	58,944	(20.7)
Income tax	(2,692)	(656)	310.4
Net investment income after tax	44,039	58,288	(24.4)
Net losses on value of investments			
Non-operating expenditure [3]	(2,687)	-	Nm
Revaluation deficit	(121,882)	-	Nm
Net losses on value of investments	**(124,569)**	**-**	**Nm**
Total return for the period	**(80,530)**	**58,288**	**(238.2)**
Distribution Statement			
Net investment income before tax	46,731	58,944	(20.7)
Net tax adjustments	101	631	(84.0)
Taxable income available for distribution to unitholders	46,832	59,575	(21.4)
Distributable income to unitholders	45,071	56,596	(20.3)
Earnings per unit (cents)	5.25¢	6.95¢	(24.5)
Distribution per unit (cents)	5.37¢	6.74¢	(20.3)

Footnotes

(1) CCT was established on 6 February 2004 but the acquisitions of the real properties were completed on 1 March 2004. Hence, the income recorded relates only to the 10 month period from 1 March 2004 to 31 December 2004. CCT has no income from 6 to 29 February 2004. The entire period relates to both the Private Trust and Public Trust periods and the details are as stated in paragraph (1)(a)(iii) on page 8.

(2) *This is the first financial period of CCT and the comparative numbers for 2003 are extracted from the pro forma financial information for the year ended 31 December 2003 which was stated in the Introductory Document and pro-rated equally for the 10 month period from 1 March 2003 to 31 December 2003.*

(3) *This relates to a write-off of stamp duty paid for transfer of the property companies to CCT.*

Review of performance YTD December 2004 vs YTD December 2003

Gross revenue for YTD Dec 2004 is lower than YTD Dec 2003 by S$9.9 million or 9.9% due to the impact of the negative rental reversions (ie. lower rentals on renewals) experienced by all the properties for the last two years.

The property operating expenses are higher for YTD Dec 2004 by S$5.2 million or 24.7% due to higher property tax expenses of $3.2 million and higher repairs and maintenance expenses of S$2.4 million. This is offset by lower property management fee of S$0.4 million due to the lower net property income achieved as the fee is pegged to a percentage of net property income. Property tax increased by 85.1% due to the cessation of the tax rebates granted by the government with effect from 1 January 2004.

Manager's management fee is lower by S$0.6 million or 12.4% due to the lower income achieved as the performance component of management fee is pegged to a percentage of the net investment income. Borrowing costs are lower by S$0.5 million or 4.3% for YTD Dec 2004 due to the lower borrowings required.

Income tax is higher by S$2.0 million for YTD Dec 2004 due to income tax expense during the private trust period. The pro forma YTD Dec 2003 was prepared on the basis that tax transparency applies and income tax is only provided for the amount to be withheld and not paid to unitholders and this has been assumed to be 5% of taxable income for the entire period. The actual YTD Dec 2004 income tax provision is based on 100% of taxable income for the period of 6 February 2004 to 14 May 2004 (Private Trust) and 5% of taxable income for period of 15 May 2004 to 31 December 2004 (Public Trust).

Revaluation deficit

This revaluation deficit has no impact on the taxable income or distributable income to unitholders.

In accordance with the Code on Collective Investment Schemes issued by the Monetary Authority of Singapore, valuations of investment properties are to be conducted at least once in every 12 months. Any increase or decrease in value is credited or charged to the Statement of Total Return as revaluation surplus or deficit.

Valuations of the CCT portfolio were conducted by Knight Frank Pte Ltd and Colliers' International Consultancy & Valuation (Singapore) Pte Ltd on 1 December 2004 using the Investment Method, Discounted Cash Flow Analysis and Direct Comparison Approach.

CCT's portfolio is valued at S$1,918.2 million as at 1 December 2004. The book value is S$2,040.1 million which includes the valuation upon inception of CCT, capitalized acquisition costs and capital expenditure incurred. This gives rise to a revaluation deficit of S$121.9 million, which is charged to the Statement of Total Return.

82-4507

8(a)(ii) Review of the performance (4Q 2004 vs 4Q 2003)

	Actual (1/10/04 to 31/12/04) S$'000	**Pro Forma** (1/10/03 to 31/12/03) [1] S$'000	Increase / (Decrease) %
Statement of Total Return			
Gross revenue	27,203	29,986	(9.3)
Property operating expenses	(8,737)	(6,298)	38.7
Net property income	18,466	23,688	(22.0)
Other Income	99	15	560.0
Manager's management fees	(1,299)	(1,522)	(14.7)
Trust expense	396	(814)	(148.6)
Borrowing costs	(3,712)	(3,683)	0.8
Net investment income before tax	13,950	17,684	(21.1)
Income tax	(141)	(197)	(28.4)
Net investment income after tax	**13,809**	**17,487**	**(21.0)**
Net losses on value of investments			
Revaluation deficit	(121,882)	-	Nm
Net losses on value of investments	**(121,882)**	**-**	**Nm**
Total return for the period	**(108,073)**	**17,487**	**(718.0)**
Distribution Statement			
Net investment income before tax	13,950	17,684	(21.1)
Net tax adjustments	124	189	(34.4)
Taxable income available for distribution to unitholders	14,074	17,873	(21.3)
Distributable income to unitholders	13,370	16,979	(21.3)
Earnings per unit (cents)	1.65¢	2.08¢	(20.7)
Distribution per unit (cents)	1.60¢	2.02¢	(20.8)

Footnotes

(1) This is the first financial period of CCT and the comparative numbers for 2003 are extracted from the pro forma financial information for the year ended 31 December 2003 which was stated in the Introductory Document and pro-rated equally for the 3 month period from 1 October 2003 to 31 December 2003.

Review of performance 4Q 2004 vs 4Q 2003

Gross revenue for 4Q 2004 is lower than 4Q 2003 by S$2.8 million or 9.3% due to the impact of the negative rental reversions (ie. lower rentals on renewals) experienced by all the properties for the last two years.

The property operating expenses are higher in 4Q 2004 by $2.4 million or 38.7% due to higher property tax expenses of $1.0 million and higher repairs and maintenance expenses of S$1.6 million. This is offset by lower property management fee of S$0.2 million due to the lower net property income achieved as the fee is pegged to a percentage of net property income. Property tax increased by 86.4% due to the cessation of the tax rebates granted by the government with effect from 1 January 2004.

Manager's management fee is also lower by S$0.2 million due to the lower income achieved as the performance component of management fee is pegged to a percentage of the net investment income.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

9(i) Statement of Total Return & Distribution Statement for the period of 15 May 2004 to 31 December 2004

	Actual S$'000	**Forecast** [(1)] S$'000	Increase / (Decrease) %
Gross rental income	60,037	59,032	1.7
Car park income	5,371	5,254	2.2
Other income	2,855	2,398	19.1
Gross revenue	**68,263**	**66,684**	**2.4**
Property management fees	(1,499)	(1,457)	2.9
Property tax	(5,298)	(5,149)	2.9
Other property operating expenses	(12,953)	(12,989)	(0.3)
Property operating expenses	**(19,750)**	**(19,595)**	**0.8**
Net property income	**48,513**	**47,089**	**3.0**
Interest income	142	53	167.9
Manager's management fees	(3,322)	(3,122)	6.4
Trust expenses	(949)	(3,069)	(69.1)
Borrowing costs	(9,265)	(9,539)	(2.9)
Net investment income before tax	**35,119**	**31,412**	**11.8**
Net tax adjustments	101	251	(59.8)
Taxable income available for distribution to unitholders	**35,220**	**31,663**	**11.2**
Distributable Income to unitholders based on payout of 95% of taxable income	**33,459**	**30,080**	**11.2**
Distribution per unit (in cents)			
For the period	3.99¢	3.58¢	11.2
Annualised	6.32¢	5.68¢	11.2

Footnotes

(1) The forecast is extracted from the Introductory Document and is based on the assumptions set out in the Introductory Document. As the forecast stated was for 1 May 2004 to 31 December 2004, the Manager has used its best estimate to present the prorated forecast for the period of 15 May 2004 to 31 December 2004.

9(ii) Breakdown of total gross revenue (by property) for the period of 15 May 2004 to 31 December 2004

	Actual S$'000	**Forecast** [1] S$'000	Increase / (Decrease) %
Capital Tower	24,858	24,713	0.6
6 Battery Road	20,897	20,446	2.2
Starhub Centre	7,954	7,344	8.3
Robinson Point	3,052	3,226	(5.4)
Bugis Village	4,708	4,524	4.1
Golden Shoe Car Park	4,548	4,226	7.6
Market Street Car Park	2,246	2,205	1.9
Total gross revenue	**68,263**	**66,684**	**2.4**

Footnotes

(1) The forecast is extracted from the Introductory Document. As the forecast stated was for 1 May 2004 to 31 December 2004, the Manager has used its best estimates to present the extrapolated forecast for the period of 15 May 2004 to 31 December 2004.

9(iii) Breakdown of net property income (by property) for the period of 15 May 2004 to 31 December 2004

	Actual S$'000	**Forecast** [1] S$'000	Increase / (Decrease) %
Capital Tower	17,572	16,919	3.9
6 Battery Road	15,188	14,928	1.7
Starhub Centre	5,674	5,211	8.9
Robinson Point	1,731	1,954	(11.4)
Bugis Village	3,602	3,413	5.5
Golden Shoe Car Park	3,143	3,053	2.9
Market Street Car Park	1,603	1,611	(0.5)
Total net property income	**48,513**	**47,089**	**3.0**

Footnotes

(1) The forecast is extracted from the Introductory Document. As the forecast stated was for 1 May 2004 to 31 December 2004, the Manager has used its best estimates to present the extrapolated forecast for the period of 15 May 2004 to 31 December 2004.

Review of the performance for the period of 15 May 2004 to 31 December 2004

Gross revenue increased by S$1.6 million or 2.4% over the forecast. This is mainly due to higher rental revenue of S$1.0 million resulting from the earlier commencement of new leases (vs forecast), higher retention rates resulting in lower vacancy periods and higher rental rates achieved for new and renewed leases (about 11.8% above forecast). There is also an increased contribution from car park revenue and other income of S$0.1 million and S$0.5 million respectively.

Actual property operating expenses exceeded forecast by S$0.2 million or 0.8% due mainly to higher property tax, utilities and tenancy works; and offset by lower maintenance expenses and marketing expenses. Tenancy works increased due to cost incurred to improve the tenanted premises for re-letting and incentives granted to tenants to take up spaces within the buildings.

Manager's management fees increased by S$0.2 million or 6.4% due to higher income achieved. The trust expenses decreased by S$2.1 million due to cost savings achieved and borrowing cost is lower by S$0.4 million due to lower amount of financing required as well as higher interest income derived from surplus cash placed on fixed deposits.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may effect the group in the next reporting period and the next 12 months

According to MTI's advanced estimate, Singapore's gross domestic product (GDP) in the fourth quarter of 2004 grew by 5.4% in the quarter compared to the same period in 2003. On a quarter-on-quarter seasonally adjusted annualised basis, GDP increased by 2.4%, after declining by 3% in the previous quarter. For 2004 as a whole, it is estimated that the economy grew by 8.1%.

2004 was a year of recovery for the office rental market. Market sentiment improved significantly and office demand turned positive after three years of decline. According to CB Richard Ellis ("CBRE"), average prime office rent rose by 4.8% in the fourth quarter over the third quarter, bringing the gain over the past year to 10%, the first yearly increase since 2000.

Looking ahead, potential new office space supply will be limited to 2.67 million square feet in the next four years. This translates to about 0.67 million square feet per year, much less than the 10-year historical average annual new supply of 2.3 million square feet. The overall office market trend is generally positive and it is projected that there would be an increase in prime office rents by 10 to 12% in 2005 even though the economy may experience a lower annual GDP growth of between 3 to 5%.

Outlook for 2005

The manager of CapitaCommercial Trust is confident to achieve more than the forecast distribution per unit of 5.68 cents per unit for the year 1 January 2005 to 31 December 2005 (as stated in the Introductory Document dated 16 March 2004).

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? Yes.

Name of distribution	Distribution for 15 May 2004 to 31 Dec 2004
Distribution type	Income
Distribution rate	3.99 cents per unit
Par value of units	Not meaningful
Tax rate	Individuals who receive such distribution as investment income will be exempted from tax. Qualifying unitholders will receive pre-tax distributions and pay tax on the distributions at their own marginal rate subsequently. Investors using CPF funds and SRS funds will also receive pre tax distributions. These distributions are tax exempt. All other investors will receive their distributions after deduction of tax at the rate of 20%.
Books closure date	1 February 2005
Date payable	28 February 2005

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period?
No.

12 If no distribution has been declared/recommended, a statement to that effect

-

13 Segmented revenue and results for business or geographical segments (of the group)

The Trust's business is investing in office buildings (Capital Tower, 6 Battery Road, Starhub Centre and Robinson Point) , car park buildings (Golden Shoe Car Park and Market Street Car Park) and mixed use development (Bugis Village). All the existing properties are located in Singapore.

	Private Trust (6/2/04 to 14/5/04) S$'000	Public Trust (15/5/04 to 31/12/04) S$'000
Office Buildings	18,096	56,761
Car Park Buildings	2,196	6,794
Mixed use development	1,467	4,708
Total gross revenue	**21,759**	**68,263**

	Private Trust (6/2/04 to 14/5/04) S$'000	Public Trust (15/5/04 to 31/12/04) S$'000
Office Buildings	12,587	40,165
Car Park Buildings	1,633	4,746
Mixed use development	1,121	3,602
Total net property income	**15,341**	**48,513**

14 In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

There are no factors leading to any material changes in contributions to turnover and earnings except for negative rental reversions experienced by all the properties for the last two years and the cessation of the property tax rebates granted by the government with effect from 1 January 2004.

15 Breakdown of gross revenue and operating profits

	Private Trust (6/2/04 to 14/5/04) S$'000	Public Trust (15/5/04 to 31/12/04) S$'000
Gross revenue	21,759	68,263
Operating profit before tax	11,612	35,119

16 Breakdown of the total distribution for the financial period ended 31 December 2004

	Private Trust (6/2/04 to 14/5/04) [1] S$'000	**Public Trust** (15/5/04 to 31/12/04) S$'000
6 February 2004 to 14 May 2004 – paid [1]	9,272	-
15 May 2004 to 31 December 2004 – to be paid	-	33,459

Footnotes

(1) The distributable income for the period from 6 February 2004 to 14 May 2004 was distributed to the companies in the CapitaLand Group that together held 100% of the Units.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

Any discrepancies in the tables included in this announcement between the listed amounts and total thereof are due to rounding.

By Order of the Board
CapitaCommercial Trust Management Limited
As Manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
19 January 2005



NOTICE OF BOOKS CLOSURE AND DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of CapitaCommercial Trust ("**CCT**") will be closed on **1 February 2005 at 5.00 p.m.** (the "**Books Closure Date**") to determine Unitholders' entitlements to CCT's distribution of 3.99 cents per unit in CCT ("**Unit**") for the period of 15 May 2004 to 31 December 2004 (the "**Distribution**").

Holders of Units ("**Unitholders**") whose securities accounts with The Central Depository (Pte) Limited are credited with Units as at the Books Closure Date will be entitled to the Distribution to be paid on 28 February 2005.

DECLARATION FOR SINGAPORE TAX PURPOSES

Individuals

Unitholders who are individuals and who hold Units in their sole names or jointly with other individuals are not required to submit the Form (as defined below) and will receive a gross Distribution. The Distribution received by individuals (whether Singapore tax resident or not) is exempt from tax if it is not derived through a partnership in Singapore or from the carrying on of a trade, business or profession.

Qualifying Unitholders

Qualifying Unitholders (which term, for the avoidance of doubt, does not include individuals as described above) other than individuals will receive a gross Distribution, but will have to pay income tax subsequently at their own applicable tax rates. Such Unitholders must complete a prescribed form to declare their Singapore tax residence status - the "Declaration for Singapore Tax Purposes Form" (the "**Form**"). They will receive the Form from CCT's Unit Registrar, Lim Associates (Pte) Ltd, and will have to complete and return the form to Lim Associates (Pte) Ltd. If a Qualifying Unitholder fails to return the Form or fails to properly complete the Form, CCT's trustee and manager will be obliged to deduct the appropriate amount of tax from the Distribution to such Qualifying Unitholder.

Qualifying Unitholders include Singapore incorporated and tax-resident companies. The complete list of qualifying Unitholders will be shown on the Form.

Lim Associates (Pte) Ltd will despatch the Form to Unitholders on or around 4 February 2005.

CPF/SRS Funds

Unitholders who have purchased their Units using moneys from their Central Provident Fund accounts or Supplementary Retirement Scheme accounts will receive a gross Distribution which is tax-exempt. Therefore, there is no need for such Unitholders to fill up the Form.

Joint or Nominee Unitholders and Non-Qualifying Unitholders

Unitholders who hold their Units through nominees or jointly (other than those held jointly by individuals) as well as non-qualifying Unitholders will receive their Distribution net of 20% tax. These Unitholders therefore do not need to return the Form.

IMPORTANT REMINDER

Return of Declaration Forms

Qualifying Unitholders must complete and return the Form to Lim Associates (Pte) Ltd's office by 16 February 2005 at 5.00 p.m. in order to receive the gross Distribution as described above.

Declaration in Income Tax Return

The Distribution is considered as income for the year 2004. Beneficial owners of the Distribution, other than those who are exempt from tax on the Distribution, are required to declare the gross income distribution as taxable income in their income tax return for the year of assessment 2005.

IMPORTANT DATES AND TIMES

1 February 2005 at 5.00 p.m.	Closing of the Transfer Books and Register of Unitholders of CCT
By 16 February 2005 at 5.00 p.m.	Unitholders must complete and return the "Declaration for Singapore Tax Purposes Form"
28 February 2005	Payment of Distribution

For enquiries, please contact Lee Eu Jin at 6536 1188 or email : lee.eujin@capitaland.com.sg or visit our website at <www.capitacommercial.com>.

By Order of the Board
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As Manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
19 January 2005

Important Notice

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaCommercial Trust Management Limited (the manager of CCT) (the "**Manager**") or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CCT is not necessarily indicative of the future performance of CCT.



ASSET VALUATION ANNOUNCEMENT

Pursuant to Rule 703 of the SGX-ST Listing Manual, the Board of Directors of CapitaCommercial Trust Management Limited ("Company"), as manager of CapitaCommercial Trust ("CCT") wishes to announce that independent valuations in respect of all seven properties under CCT have been undertaken by external valuers:

Owner	HSBC Institutional Trust Services (Singapore) Limited as trustee of CapitaCommercial Trust
Date of Valuation	1 December 2004

Description of property	**Valuation (S$)**	**Name of Valuer**
Capital Tower 168 Robinson Road	755,400,000	Knight Frank Pte Ltd
6 Battery Road	640,000,000	Colliers International Consultancy & Valuation (Singapore) Pte Ltd
Starhub Centre 51 Cuppage Road	246,500,000	Knight Frank Pte Ltd
Robinson Point 39 Robinson Road	108,200,000	Knight Frank Pte Ltd
Bugis Village 62 to 67 Queen Street 151 to 166 Rochor Road 229 to 253 (odd numbers only) Victoria Street	60,200,000	Knight Frank Pte Ltd
Golden Shoe Car Park 50 Market Street	73,000,000	Colliers International Consultancy & Valuation (Singapore) Pte Ltd
Market Street Car Park 146 Market Street	34,900,000	Colliers International Consultancy & Valuation (Singapore) Pte Ltd

Copies of the valuation reports for the above properties are available for inspection at the Company's registered office at 39 Robinson Road #18-01, Robinson Point, Singapore 068911, during normal business hours for a period of three months from the date hereof.

By Order of the Board
CapitaCommercial Trust Management Limited
(Company registration no. 200309059W)
As manager of CapitaCommercial Trust

Michelle Koh
Company Secretary
19 January 2005



NEWS RELEASE

For Immediate Release
19 January 2005

CCT's 2004 Distributable Income Exceeds Forecast by 11.2%

To distribute S$3.4 million more to unitholders

Unveils Growth Strategies and Enhancement Plan for Market Street Car Park

Singapore, 19 January 2005 – CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust ("CCT"), is pleased to announce a distributable income of S$33.5 million to unitholders for the period from 15 May 2004[1] to 31 December 2004. This is an increase of S$3.4 million or 11.2% over the forecast[2].

Distribution per unit to unitholders ("DPU") is 3.99¢ for the period 15 May 2004[1] to 31 December 2004. On an annualised basis, the DPU is 6.32¢, higher than the forecast of 5.68¢. With this DPU, the annualised distribution yield is 4.94% based on the closing price of S$1.28 per unit on 18 January 2005.

Summary of CCT Results
(15 May 2004 to 31 December 2004)

	Actual	**Forecast**[1]	**Variance**	
			Amount	**%**
Gross Revenue (S$'000)	68,263	66,684	1,579	2.4%
Net Property Income (S$'000)	48,513	47,089	1,424	3.0%
Distributable Income to Unitholders[3] (S$'000)	33,459	30,080	3,379	11.2%
Distribution Per Unit (cents)				
For the period 15 May 2004 to 31 Dec 2004	3.99¢	3.58¢	0.41¢	11.2%
Annualised	**6.32¢**	**5.68¢**	**0.64¢**	**11.2%**
Distribution Yield				
- S$1.27 per unit (closing as at 31 Dec 2004)	4.98%	4.47%	0.51%	11.2%
- S$1.28 per unit (closing as at 18 Jan 2005)	4.94%	4.44%	0.50%	11.2%

---

1 As stated in CCT's Introductory Document dated 16 March 2004 (the "Introductory Document"), all distributable income from the date of distribution *in specie*, *i.e.* 15 May 2004, is attributable to the unitholders.

2 Based on the forecast, together with the accompanying assumptions, in the Introductory Document for the period from 1 May 2004 to 31 December 2004 pro-rated for the period from 15 May 2004 to 31 December 2004.

3 Based on payout of 95% of taxable income.

Mr Sum Soon Lim, Chairman of CCTML, said, "The improved distribution to unitholders is due to CCT's active leasing strategy and proactive asset management of its existing properties. In addition, management will look to grow CCT's portfolio and returns by implementing a two-pronged growth strategy namely, to widen its sectoral coverage, for example, by including mixed developments and to acquire yield accretive properties outside Singapore. It intends to double its property portfolio within a three-year time frame."

Two–pronged Portfolio Growth Strategy

Although CCT will remain an office-focused Reit, the Manager intends to widen its investment coverage to invest in other yield-accretive commercial sectors such as mixed developments, business parks and car parks. Through this sectoral diversification, the Manager will increase the opportunities to acquire more properties that are yield accretive to CCT.

In addition, the Manager intends to acquire properties overseas, with a focus on premier offices and mixed developments. CCTML will explore opportunities overseas leveraging on CapitaLand Group's operational presence in these markets, in particular where there are no established or mature REIT platforms.

Asset Enhancement

In addition to its growth strategy, the Manager will also seek opportunities to grow its distributions through active enhancement plans such as asset refurbishment and repositioning.

As a first initiative, the Manager has formulated an asset enhancement plan for Market Street Car Park which capitalises on the property's prime location in the Central Business District. Subject to approval by the relevant authorities, the plan will increase patronage of its facilities, create new lettable area and increase advertisement revenue opportunities.

Mr Martin Tan, CEO of CCTML, said, "While our portfolio growth strategy provides us a basis for growing our size, we will also work actively to improve the performance of our existing assets. Market Street and Golden Shoe Car Parks hold good potential for such efforts. The first project to enhance the existing portfolio is to revitalise Market Street Car Park. This asset enhancement plan will increase its property yield and deliver greater value to CCT unitholders. The Market Street Car Park is a landmark car park in the Central Business District, and its retail and food & beverage outlets are very popular amongst the office workers. The upgrading will inject life and vibrancy into the property and will also

enhance its usage as a preferred transportation hub in the Central Business District. Various enhancement options for Golden Shoe Car Park have been reviewed and a decision on an appropriate scheme will be made within the next three months."

Positive Office Rental Market Trend

Based on MTI's advanced estimates, Singapore's gross domestic product (GDP) in the fourth quarter of 2004 grew by 5.4% compared to the same period in 2003. On a quarter-on-quarter seasonally adjusted annualised basis, GDP increased by 2.4%, after declining by 3% in the previous quarter. For 2004 as a whole, it is estimated that the economy grew by 8.1%.

2004 was a year of recovery for the office rental market and the outlook for 2005 is positive. Market sentiment has improved significantly and office demand turned positive after three years of decline. According to CB Richard Ellis ("CBRE"), average prime office rent rose by 4.8% in the fourth quarter over the third quarter, bringing the gain over the past year to 10%, the first yearly increase since 2000.

In addition, potential new office space supply will be limited to 2.67 million square feet in the next four years. This translates to about 0.67 million square feet per year, much less than the 10-year historical average annual new supply of 2.3 million square feet. The overall market trend is generally positive and it is projected that there would be an increase in prime office rent by 10 to 12% in 2005 even though the economy may experience a lower annual GDP growth of between 3 to 5%.

About CapitaCommercial Trust

CCT is Singapore's first commercial property REIT. Its aim is to own and invest in real estate and real estate-related assets which are income-producing and used, or predominantly used, for commercial purposes. CCT currently owns a S$2 billion portfolio of seven prime properties in Singapore's Central Business District. The properties are Capital Tower, 6 Battery Road, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

Listed on 11 May 2004, CCT was launched by CapitaLand Limited via an innovative capital reduction exercise. CapitaLand retained 40% of the CCT units and distributed the remaining 60% to its then existing shareholders *in specie*.

CCT is managed by an external manager, CCTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Issued by CapitaCommercial Trust Management Limited

Visit CCT's website at www.capitacommercial.com for more details

For media enquiries, please contact:

Julie Ong, DID: 6823 3541; Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:
Lee Eu Jin, DID: 6826 5737; Email: lee.eujin@capitaland.com.sg

Important Notice
This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

The value of units in CCT and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in units is subject to investment risks, including the possible loss of the principal amount invested.



(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

DATE OF RELEASE OF 2004 FULL YEAR FINANCIAL RESULTS

Further to our announcement released on 18 January 2005, CapitaMall Trust Management Limited, the manager of CapitaMall Trust ("CMT"), wishes to announce that CMT's financial results for the full year ended 31 December 2004 will now be released on Thursday, 27 January 2005.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Michelle Koh
Company Secretary
20 January 2005

82-4507



For Immediate Release
20 January 2005

CapitaLand partners Kerzner International and MGM MIRAGE for Integrated Resorts

Singapore, 20 January 2005 - In response to the Singapore Tourism Board's invitation to interested parties to submit concepts (Request for Concepts, or RFC) for an Integrated Resort (IR) in Singapore, CapitaLand will be joining two international resort developers to submit proposals for consideration. As Sentosa Island and Marina Bayfront have been identified as IR sites, CapitaLand will be partnering Kerzner International Limited (Kerzner) in the RFC submission for the Sentosa site and partnering MGM MIRAGE for the Marina Bayfront RFC submission. Should the Government decide to approve the development of the integrated resort, the intention between CapitaLand and its partners is that CapitaLand will have a 40 percent stake, while the respective joint venture partners will have the majority 60 percent stake.

As the development of such integrated resorts require large capital commitments over the long term, CapitaLand has selected financially strong partners with proven track records in developing successful large scale integrated resorts. They have also demonstrated social responsibility and care in managing their casino operations.

The Marina Bayfront and Sentosa Island sites provide opportunities to create integrated resorts with different design and development concepts. Each site can be designed to create a unique world class iconic destination to transform the Singapore travel and tourism landscape. Each partner will contribute its best creative ideas and resources. With each partner and for each site, CapitaLand will leverage on the Group's core development competencies in real estate and hospitality operations.

For the Sentosa Island resort, Kerzner has an impressive track record in destination resorts and luxury hotels. It is undoubtedly one of the leading developers and operators of premier mega-resorts, as demonstrated by The Atlantis resorts in the Bahamas and Dubai, and boutique luxury hotels in the Mauritius, the Maldives and Mexico. The Sentosa Island site will be an ideal showcase for Kerzner's expertise in developing integrated destinations with resorts, luxury hotels and gaming features. The integrated concept by Kerzner will transform Sentosa Island into an international tourist destination, with higher visitor arrivals and increased visitor spending.

MGM MIRAGE is one of the world's largest and most respected hotel and gaming companies. It owns premier Las Vegas properties including the Bellagio, MGM Grand, The Mirage, Treasure Island and New York-New York. For the Marina Bayfront property, MGM MIRAGE will bring world-class concepts based on its extensive experience in the development of urban complexes for the convention and business traveller, combining hotels, entertainment and fine dining. The Marina Bayfront project will provide MGM MIRAGE with a unique opportunity to showcase its expertise in this tourist sector. Its development will help uplift the buzz and attractions of the whole Marina Bay area, including the proposed Business and Financial Centre (BFC), and will make Singapore an even more attractive place to live, work and do business.

As a major property player with competencies in commercial, retail and hospitality businesses, CapitaLand has extensive experience in developing large scale, iconic integrated properties. Some of these projects include the Canary Riverside in London, Freshwater Place in Melbourne, and VivoCity, Singapore's largest retail, leisure and entertainment destination, overlooking Sentosa Island. CapitaLand has also developed landmark buildings such as Raffles City in Singapore and Shanghai, Capital Tower and The Loft, the latter two being recipients of the prestigious international FIABCI Prix d'Excellence award.

About CapitaLand

CapitaLand (SGX-ST: CAPL) is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in

property, hospitality, property services and real estate financial services are focused in key cities in Asia, Australia, Europe and the Americas.

The company's property and hospitality portfolio spans 88 cities in 29 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia. For more information about CapitaLand, please visit the company's website at www.capitaland.com.

About Kerzner International Limited

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat and is the home to the largest casino in the Caribbean. The Company also developed Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In the United Kingdom, Kerzner is currently developing a casino in Northampton and received its Certificate of Consent from the U.K. Gaming Board on March 30, 2004. In its luxury resort hotel business, the Company manages nine resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, the Mauritius, the Maldives and Dubai. Additional One&Only properties are either underway or in the planning stages in the Maldives and South Africa. For more information concerning the Company and its operating subsidiaries, visit www.kerzner.com.

About MGM MIRAGE

MGM MIRAGE (NYSE: MGG), headquartered in Las Vegas, Nevada, is one of the world's leading and most respected hotel and gaming companies. The Company owns and operates some of the most highly respected and well known brands in the

hotel and entertainment industry including the MGM Grand, New York-New York, Bellagio, The Mirage, Treasure Island and the Golden Nugget all in Las Vegas, Nevada. MGM MIRAGE has a world-renowned reputation for designing, marketing and operating themed, casino-hotel entertainment resort facilities, which appeal to all market segments. MGM MIRAGE operates upon a few simple beliefs: Create resort of memorable character, treat employees well and provide superior services to guests. Guests of MGM MIRAGE are offered top accommodations, the most highly recognized restaurants, spectacular shows and leisure activities, shopping at the finest names in fashion, extensive meeting/convention facilities and exciting attractions, all in addition to gaming. For more information about MGM MIRAGE, please visit the company's website at http://www.mgmmirage.com.

Issued by CapitaLand Limited *(Co. Regn. No.: 198900036N)*
20 January 2005

For media enquiries, please contact:
Julie Ong
DID: +65 68233541
Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:
Harold Woo
DID: +65 68233210
Email: harold.woo@capitaland.com.sg


Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (Regn. No. 199506093G)

Announcement

Raffles Holdings Limited ("the Company") refers to the announcement by CapitaLand Limited ("CapitaLand") on 20 January 2005 titled; *"CapitaLand partners Kerzner International and MGM Mirage for Integrated Resorts"*, where it was announced that CapitaLand will be joining two international resort developers to submit proposals for an Integrated Resort (IR) in Singapore; where the intention between CapitaLand and its respective partners is that CapitaLand will have a 40 percent stake, while the respective joint venture partners will have the majority 60 percent stake ("the Joint Venture").

The Company understands that there is still ongoing speculation that it will be involved in the IR. The Company therefore wishes to reiterate that as previously announced, it is not in discussions with any party with regards participation in the development of an IR in Singapore.

It should also be noted that the Joint Venture has yet to indicate if it intends to invite a hotel operator to manage the hotel component of the IR and if so, which party will be invited to do so. The Company further wishes to highlight that notwithstanding that it is a hotel subsidiary of CapitaLand, the Company is a separate listed entity, which operates independently of its parent company.

The Company reiterates that until the respective decisions by the Joint Venture and the respective Singapore authorities are made, it is premature to speculate on the Company's role in the IR development or the impact on the Company (if any).

By Order of the Board

Emily Chin
Company Secretary
20 January 2005

CAPITALAND LIMITED (REGN. NO.: 198900036N)

SALE OF ALL THE EQUITY INTEREST IN THE REGISTERED CAPITAL OF SHANGHAI XIN MAO PROPERTY DEVELOPMENT CO., LTD.

The Board of Directors of CapitaLand Limited (the "Company") wishes to announce that MCH Holdings (Shanghai) Pte. Ltd. ("MCH"), an indirect wholly-owned subsidiary of the Company, has entered into a conditional master agreement (the "Master Agreement") with *inter alia*, Digitdragon Holdings Limited (the "Purchaser") on 23 January 2005. Pursuant to the Master Agreement, the Purchaser has agreed to purchase all the equity interest of MCH in the registered capital of Shanghai Xin Mao Property Development Co., Ltd ("Shanghai Xin Mao"), a Sino-foreign equity joint venture established in the People's Republic of China (the "PRC") (the "Sale").

MCH holds 95% of the equity interest in the registered capital of Shanghai Xin Mao (the "Sale Shares"). The remaining 5% equity interest in the registered capital of Shanghai Xin Mao is held by a PRC-joint venture party, Shanghai Yong Ye Enterprise (Group) Co., Ltd. Upon completion of the Sale (the "Closing"), Shanghai Xin Mao will cease to be a subsidiary of the Company.

The Purchaser is indirectly wholly-owned and controlled by Lend Lease Global Properties SICAF, a private equity real estate investment company with investments in Europe and Asia, which is managed by Macquarie Global Property Advisors.

Shanghai Xin Mao owns the land use rights of the land located at 233, Taicang Road, Luwan District, Shanghai, PRC (the "Land") and is developing a Grade A commercial building (the "Building") on the Land. The Building comprises twenty storeys and three basement levels. Construction of the Building is scheduled to be completed by 31 December 2005.

Conditional Agreement

Closing is conditional upon, *inter alia*, the following:

(a) the receipt by the Purchaser of all relevant governmental approvals and registrations of the transfer of the Sale Shares;

(b) the completion of the construction of the Building ("Construction Completion"), on or before 31 December 2005; and

(c) the receipt of any and all other third party consents, waivers and approvals required by MCH or Shanghai Xin Mao for the Sale and to give effect to the transactions contemplated in relation thereto.

The Master Agreement may be terminated if the relevant arrangements for security in respect of the Purchaser's payment of the consideration amount for the Sale (the "Consideration") are not completed within two months after the date of execution of the Master Agreement. If the Closing does not occur by 30 September 2006 for any reason not attributable to the fault of the Purchaser, the Purchaser may terminate the Master Agreement.

Consideration

The total Consideration, which was arrived at on a willing buyer and willing seller basis, shall be approximately US$98 million (approximately S$160 million) (subject to post-Closing adjustments). The total Consideration is calculated on an enterprise value basis, and shall include the discharge by MCH, prior to the Closing, of all outstanding debts and other liabilities.

The Consideration, which shall be satisfied in cash, is to be paid as follows:

(a) an initial sum of US$34 million (approximately S$56 million), upon the relevant security arrangements in respect of payment by the Purchaser being put in place; and

(b) the balance of the Consideration, upon Closing.

The net tangible asset value of Shanghai Xin Mao as at 31 December 2004 is US$12 million (approximately S$20 million).

Financial Effects

The estimated gain from the Sale is about S$50 million which would be realised on Closing (expected to occur on satisfaction of the conditions set out in the Master Agreement but in any case, not later than 30 September 2006). The actual gain is subject to the final cost of construction of the Building and therefore could only be determined on Construction Completion.

Rationale for the Sale

The Sale is consistent with the Company's strategy to realise capital gain in its commercial assets, and to channel the proceeds to expand on its fund management business by capitalising on existing and new opportunities in the PRC.

Interests of Directors and Controlling Shareholders

None of the Directors and controlling shareholders of the Company has any interest, direct or indirect, in the above transaction.

Document Available for Inspection

A copy of the Master Agreement is available for inspection during normal business hours at the registered office of the Company at 168 Robinson Road, #30-01 Capital Tower, Singapore 068912, for a period of three months from the date of this announcement.

By Order of the Board

Tan Wah Nam
Company Secretary
24 January 2005



For Immediate Release
24 January 2005

NEWS RELEASE

CapitaLand sells stake in project company owning Shanghai office building for S$50 million gain

Singapore, 24 January 2005 – CapitaLand's indirect wholly-owned subsidiary, MCH Holdings (Shanghai) Pte Ltd (MCH), has entered into a conditional master agreement with Digitdragon Holdings Limited (Digitdragon), an indirect subsidiary of Lend Lease Global Properties SICAF, to sell its 95% interest in Shanghai Xin Mao Property Development Co., Ltd (Shanghai Xin Mao), for a total consideration of about S$161 million (US$98 million) realising a gain of about S$50 million. Shanghai Xin Mao, CapitaLand's Sino-foreign equity joint venture established in the People's Republic of China, owns the commercial property site located at 233, Taicang Road, Luwan District, Shanghai.

The commercial property at Luwan District is a prime Grade A building comprising 20 storeys and three basement levels. Construction of the building is scheduled to be completed by 31 December 2005. While the estimated gain from this sale is about S$50 million, the actual gain is subject to the final cost of construction of the development. The net tangible asset value of Shanghai Xin Mao as at 31 December 2004 is about US$12 million (approximately S$20 million). Upon completion of the sale, Shanghai Xin Mao will cease to be a subsidiary of CapitaLand.

Mr Liew Mun Leong, President & CEO of CapitaLand Group, said, "This sale is to realise capital gains and to redeploy the proceeds to generate greater returns to shareholders. China is a key growth driver for the Group with a wealth of opportunities. We are growing our China property portfolio on a number of fronts, which includes commercial, hospitality, residential and fee-based property fund management."

About CapitaLand

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in key cities in Asia, Australia, Europe and the Americas.

The company's property and hospitality portfolio spans 88 cities in 29 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

Visit www.capitaland.com for more details.

Issued by CapitaLand Limited
Date : 24 January 2005

For further queries :

Analyst Contact
Harold Woo
Equity Markets
Telephone: 68233 210
Email : harold.woo@capitaland.com.sg

Media Contact
Julie Ong
Corporate Communications
Telephone: 68233 541
Email : julie.ong@capitaland.com.sg


Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (Regn. No. 199506093G)

Performance Update

Raffles Holdings Limited ("the Company") in its Third Quarter 2004 financial results announcement released on 28 October 2004 stated under the section of Financial Outlook (Para 10) that :-

"For Q4 2004 and the whole of 2004, the Group expects its operational performance to be profitable. The overall level of profitability for the whole of 2004 is expected to be lower than that of 2003, which included a very significant net exceptional divestment gain of S$33.7m. The Group does not expect any significant exceptional gain in the current financial year ..."

Following a meeting with its auditors today, prior to the submission of the Group consolidated accounts to its Board for approval, the Company wishes to provide the following update that :-

(1) the strong performance from operations has been sustained in Q4 2004 ; and

(2) the overall level of profitability of 2004 is now expected to exceed that of 2003, arising from agreement with the auditors on the following matters :-

- exceptional items, which included the write-back of provisions for settlement claims no longer required, following favourable settlements and the write-back of provision for profit warranty for Tincel Properties Pte Ltd no longer needed, following the finalisation of its 2004 financial results ;

- the recognition of a one-off gain, following the receipt of a refund from a third party in Q4 2004 ; and

- the cessation of goodwill amortization following the decision to adopt the revised Financial Reporting Standards (FRS) 36, 38 and 103 in Q4 2004, under which goodwill is not amortised but tested for impairment annually .

The full details of the Company's Group consolidated financial statements for the year ended 31 December 2004 will be announced in due course.

By Order of the Board

Emily Chin
Company Secretary
24 January 2005

82-4907

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

DATE OF RELEASE OF FULL YEAR 2004 FINANCIAL RESULTS

The Company wishes to announce that it will release its financial results for the full year ended 31 December 2004 on Wednesday, 2 February 2005.

By order of the Board

Keong Wen Hui
Asst Company Secretary
26 January 2005

kk/C:\Documents and Settings\KELLYN.KEONG.THE-ASCOTT\Desktop\D Drive\TAGL\SGX\Announcement2005\General\Date of Release of Results.doc

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

DISSOLUTION OF DORMANT SUBSIDIARIES

The Board of Directors of the Company wishes to announce that the Company's following wholly owned dormant subsidiaries have been dissolved :-

(1) Somerset Commercial Development Pte Ltd
(2) Cahaya Emas Enterprises Sdn. Bhd.

The dissolution of the said companies are not expected to have any material impact on the net tangible assets or earnings per share of the Group for the financial year ending 31 December 2005.

By order of the Board

Keong Wen Hui
Asst. Company Secretary
26 January 2005

82-4507





NOTICE OF BOOKS CLOSURE AND DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of CapitaMall Trust ("**CMT**") will be closed on **4 February 2005 at 5.00 p.m.** (the "**Books Closure Date**") to determine Unitholders' entitlements to CMT's distributable income of 4.07 cents per unit in CMT ("**Unit**") for the period from 2 August 2004 to 31 December 2004 (the "**Distribution**").

Holders of Units ("**Unitholders**") whose securities accounts with The Central Depository (Pte) Limited are credited with Units as at the Books Closure Date will be entitled to the Distribution to be paid on 28 February 2005.

DECLARATION FOR SINGAPORE TAX PURPOSES

Individuals

Unitholders who are individuals and who hold Units in their sole names or jointly with other individuals are not required to submit the Form (as defined below) and will receive a gross Distribution. The Distribution received by individuals (whether Singapore tax resident or not) is exempt from tax if it is not derived through a partnership in Singapore or from the carrying on of a trade, business or profession.

Qualifying Unitholders

Qualifying Unitholders (which term, for the avoidance of doubt, does not include individuals as described above) other than individuals will receive a gross Distribution, but will have to pay income tax subsequently at their own applicable tax rates. Such Unitholders must complete a prescribed form to declare their Singapore tax residence status - the "Declaration for Singapore Tax Purposes Form" (the "**Form**"). They will receive the Form from CMT's Unit Registrar, Lim Associates (Pte) Ltd, and will have to complete and return the Form to Lim Associates (Pte) Ltd. If a Qualifying Unitholder fails to return the Form or fails to properly complete the Form, CMT's trustee and manager will be obliged to deduct the appropriate amount of tax from the Distribution to such Qualifying Unitholder.

Qualifying Unitholders include Singapore incorporated and tax-resident companies. The complete list of qualifying Unitholders will be shown on the Form.

Lim Associates (Pte) Ltd will despatch the Form to Unitholders on or around 8 February 2005.

CPF/SRS Funds

Unitholders who have purchased their Units using moneys from their Central Provident Fund accounts or Supplementary Retirement Scheme accounts will receive a gross Distribution which is tax-exempt. Therefore, there is no need for such Unitholders to fill up the Form.

Joint or Nominee Unitholders and Non-Qualifying Unitholders

Unitholders who hold their Units jointly (other than those held jointly by individuals) or through nominees as well as non-qualifying Unitholders will receive their Distribution net of 20% tax. These Unitholders therefore do not need to return the Form.

82-4507

Last Date and Time for Return of the Form

Qualifying Unitholders must complete and return the Form to Lim Associates (Pte) Ltd's office by 17 February 2005 at 5.00 p.m. in order to receive the gross Distribution as described above.

DECLARATION IN INCOME TAX RETURN

The Distribution is considered as income for the year 2004. Beneficial owners of the Distribution, other than those who are exempt from tax on the Distribution, are required to declare the gross income distribution as taxable income in their income tax return for the year of assessment 2005.

IMPORTANT DATES AND TIMES

4 February 2005 at 5.00 p.m.	Closing of the Transfer Books and Register of Unitholders of CMT
By 17 February 2005 at 5.00 p.m.	Unitholders must complete and return the "Declaration for Singapore Tax Purposes Form"
28 February 2005	Payment of Distribution

For enquiries, please contact Ms Tong Ka-Pin at 6536 1188 or email: tong.ka-pin@capitaland.com.sg or visit our website at <www.capitamall.com>.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
(as manager of CapitaMall Trust)

Michelle Koh
Company Secretary
26 January 2005

Important Notice

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaMall Trust Management Limited (the manager of CMT) (the "**Manager**") or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

82-4507



Embargoed for release till 27 January 2005

CAPITAMALL TRUST

2004 FULL YEAR UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

TABLE OF CONTENTS

For a meaningful analysis/comparison of the actual results against the forecast as stated in the Plaza Singapura Circular dated 20 July 2004, please refer to paragraph 9 of this announcement.

Summary of CMT Results
(2 August 2004 to 31 December 2004)

	Actual	Forecast [1]	Increase / (Decrease)
Gross Revenue (S$'000)	89,343	84,638	5.6%
Net Property Income (S$'000)	58,465	55,844	4.7%
Distributable Income (S$'000)	48,971	46,063	6.4%
Distribution Per Unit (cents)			
For the period 2 Aug 2004 to 31 Dec 2004	4.07¢	3.82¢	6.4%
Annualised	9.80¢	9.21¢	6.4%

Footnote:
1. *The forecast is based on the forecast shown in Plaza Singapura Circular dated 20 July 2004 pro-rated for 2 August 2004 to 31 December 2004.*

DISTRIBUTION & BOOK CLOSURE DATE

Distribution	For 2 August 2004 to 31 December 2004
Distribution type	Income
Distribution rate	4.07 cents per unit
Book closure date	4 February 2005
Payment date	28 February 2005

INTRODUCTION

CapitaMall Trust ("CMT") was established under a trust deed dated 29 October 2001 entered into between CapitaMall Trust Management Limited (as manager of CMT) (the "Manager") and HSBC Institutional Trust Services (Singapore) Limited (as trustee of CMT) (the "Trustee"), as amended.

CMT was originally held privately under a private trust until 15 July 2002 and was subsequently listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

As at 31 December 2002, CMT held 3 properties, Tampines Mall, Junction 8 and Funan The IT Mall. CMT acquired IMM Building on 26 June 2003. On 17 December 2003, CMT invested S$58 million in the Class E Bonds of CapitaRetail Singapore Limited, which owns CapitaRetail BPP Trust (owner of 90 strata units in Bukit Panjang Plaza), CapitaRetail Lot One Trust (owner of Lot One Shoppers' Mall) and CapitaRetail Rivervale Trust (owner of Rivervale Mall). CMT acquired its fifth property, Plaza Singapura, on 2 August 2004.

1(a)(i) Statement of total return (4Q 2004 vs 4Q 2003)

	4Q 2004[1] S$'000	4Q 2003[1] S$'000	Increase / (Decrease) %
Gross rental income	50,368	33,471	50.5
Car park income	1,757	1,052	67.0
Other income	2,686	1,658	62.0
Gross revenue	**54,811**	**36,181**	**51.5**
Property management fees	(2,034)	(1,328)	53.2
Property tax	(5,240)	(1,711)	206.3
Other property operating expenses [2]	(12,086)	(10,282)	17.5
Property operating expenses	**(19,360)**	**(13,321)**	**45.3**
Net property income	**35,451**	**22,860**	**55.1**
Interest income	1,199	15	NM
Asset management fees	(3,628)	(2,107)	72.2
Trust expenses	(202)	(435)	(53.6)
Administrative expenses	**(3,830)**	**(2,542)**	**50.7**
Net investment income before finance costs and tax	**32,820**	**20,333**	**61.4**
Finance costs	(6,400)	(2,641)	142.3
Net investment income before tax	**26,420**	**17,692**	**49.3**
Taxation	NA	NA	NA
Net investment income after tax	**26,420**	**17,692**	**49.3**
Net appreciation on revaluation of investment properties	159,669	1,287	NM
Total return for the period	**186,089**	**18,979**	**880.5**

The review of the performance can be found in paragraph 8.

Footnotes :

1. Plaza Singapura was acquired on 2 August 2004.

2. Included as part of the other property operating expenses are the following:

	4Q 2004 S$'000	*4Q 2003 S$'000*	*Increase / (Decrease) %*
Depreciation and amortization / (written back)	*(18)*	*162*	*NM*
Allowance for doubtful debts and bad debts written back	*(167)*	*(33)*	*406.1*
Assets written off (primarily the carpark systems in 4Q 2003)	*2*	*236*	*(99.2)*

Statement of total return (FY 2004 vs FY 2003)

	FY 2004[1] S$'000	FY 2003[1] S$'000	Increase / (Decrease) %
Gross rental income	162,836	107,200	51.9
Car park income	5,669	4,359	30.1
Other income	8,734	5,444	60.4
Gross revenue	**177,239**	**117,003**	**51.5**
Property management fees	(6,565)	(4,418)	48.6
Property tax	(15,688)	(4,148)	278.2
Other property operating expenses [2]	(40,776)	(30,017)	35.8
Property operating expenses	**(63,029)**	**(38,583)**	**63.4**
Net property income	**114,210**	**78,420**	**45.6**
Interest income	4,990	69	NM
Asset management fees	(11,312)	(6,821)	65.8
Trust expenses	(1,696)	(1,149)	47.6
Administrative expenses	**(13,008)**	**(7,970)**	**63.2**
Net investment income before finance costs and tax	**106,192**	**70,519**	**50.6**
Finance costs	(16,676)	(8,792)	89.7
Net investment income before tax	**89,516**	**61,727**	**45.0**
Taxation	NA	NA	Nm
Net investment income after tax	**89,516**	**61,727**	**45.0**
Net appreciation on revaluation of investment properties	159,669	16,870	846.5
Total return for the year	**249,185**	**78,597**	**217.0**

The review of the performance can be found in paragraph 8.

Footnotes :

1. *Plaza Singapura and IMM Building were acquired on 2 August 2004 and 26 June 2003 respectively.*
2. *Included as part of the other property operating expenses are the following:*

	FY 2004 S$'000	*FY 2003 S$'000*	*Increase / (Decrease) %*
Depreciation and amortisation	*477*	*329*	*45.0*
Allowance for doubtful debts and bad debts written off	*1*	*107*	*(99.1)*
Assets written off (primarily escalators in 2004 and carpark systems in 2003)	*635*	*648*	*(2.0)*

1(a)(ii) Distribution statement (4Q 2004 vs 4Q 2003)

	4Q 2004 S$'000	4Q 2003 S$'000	Increase / (Decrease) %
Net investment income before tax	26,420	17,692	49.3
Net effect of non-tax deductible items (Note A)	3,577	1,113	221.4
Taxable income available for distribution to unitholders	**29,997**	**18,805**	**59.5**
Note A			
Non-tax deductible / (chargeable) items			
- Asset management fees (performance component payable in units)	*1,864*	*984*	*89.4*
- Trustee's fees	*177*	*97*	*82.5*
- Temporary differences and other adjustments	*1,536*	*32*	*NM*
Net effect of non-tax deductible / (chargeable) items	*3,577*	*1,113*	*221.4*

Distribution statement (FY 2004 vs FY 2003)

	1 Jan 04 - 1 Aug 04 S$'000	2 Aug 04 - 31 Dec 04 S$'000	FY 2004 S$'000	1 Jan 03 - 25 Jun 03 S$'000	26 Jun 03 - 31 Dec 03 S$'000	FY 2003 S$'000
Net investment income before tax	46,156	43,360	89,516	25,241	36,486	61,727
Net effect of non-tax deductible items (Note A)	2,978	5,611	8,589	1,579	1,557	3,136
Taxable income available for distribution to unitholders	**49,134**	**48,971**	**98,105**	**26,820**	**38,043**	**64,863**
Note A						
Non-tax deductible / (chargeable) items						
- Asset management fees (performance component payable in units)	*2,558*	*3,177*	*5,735*	*1,419*	*1,984*	*3,403*
- Trustee's fees	*252*	*301*	*553*	*143*	*200*	*343*
- Temporary differences and other adjustments	*168*	*2,133*	*2,301*	*17*	*(627)*	*(610)*
Net effect of non-tax deductible / (chargeable) items	*2,978*	*5,611*	*8,589*	*1,579*	*1,557*	*3,136*

1(a)(iii) **Statement of total return – breakdown for FY 2004**

	1 Jan 2004 - 1 Aug 2004 S$'000	2 Aug 2004 – 31 Dec 2004 S$'000	FY 2004 S$'000
Gross rental income	80,727	82,109	162,836
Car park income	2,804	2,865	5,669
Other income	4,365	4,369	8,734
Gross revenue	**87,896**	**89,343**	**177,239**
Property management fees	(3,233)	(3,332)	(6,565)
Property tax	(7,430)	(8,258)	(15,688)
Other property operating expenses	(21,488)	(19,288)	(40,776)
Property operating expenses	**(32,151)**	**(30,878)**	**(63,029)**
Net property income	**55,745**	**58,465**	**114,210**
Interest income	3,001	1,989	4,990
Asset management fees	(5,294)	(6,018)	(11,312)
Trust expenses	(779)	(917)	(1,696)
Administrative expenses	**(6,073)**	**(6,935)**	**(13,008)**
Net investment income before finance costs and tax	**52,673**	**53,519**	**106,192**
Finance costs	(6,517)	(10,159)	(16,676)
Net investment income before tax	**46,156**	**43,360**	**89,516**
Taxation	NA	NA	NA
Net investment income after tax	**46,156**	**43,360**	**89,516**
Net appreciation on revaluation of investment properties	-	159,669	159,669
Total return for the year	**46,156**	**203,029**	**249,185**

1(a)(iv) **Distribution statement – breakdown for FY 2004**

	1 Jan 2004 - 1 Aug 2004 S$'000	2 Aug 2004 – 31 Dec 2004 S$'000	FY 2004 S$'000
Net investment income before tax	**46,156**	**43,360**	**89,516**
Net effect of non-tax deductible items	2,978	5,611	8,589
Taxable income available for distribution to unitholders	**49,134**	**48,971**	**98,105**
Distribution per unit	**5.41¢** [1]	**4.07¢** [2]	

Footnotes:
1. Distribution was paid to the unitholders in August 2004.
2. Please refer to para 6 for basis of computation.

1(b)(i) **Balance sheet**

As at 31 Dec 2004 vs 31 Dec 2003

	31 Dec 2004 S$'000	31 Dec 2003 S$'000	Increase / (Decrease) %
Non-current assets			
Plant & equipment	389	228	70.6
Investment properties [1,2]	2,234,950	1,240,000	80.2
Investment in securities	58,000	58,000	-
Total non-current assets	**2,293,339**	**1,298,228**	**76.7**
Current assets			
Trade & other receivables [3]	9,311	3,819	143.8
Cash & cash equivalents	47,191	49,403	(4.5)
Total current assets	**56,502**	**53,222**	**6.2**
Less current liabilities			
Trade & other payables [4]	52,563	34,793	51.1
Provisions for taxation	367	367	-
Total current liabilities	**52,930**	**35,160**	**50.5**
Net current assets	**3,572**	**18,062**	**(80.2)**
Less non-current liabilities			
Interest bearing loan [5]	660,000	325,000	103.1
Other non-current liabilities [6]	26,258	18,847	39.3
Total non-current liabilities	**686,258**	**343,847**	**99.6**
Net assets	**1,610,653**	**972,443**	**65.6**
Unitholders' funds [7]	**1,610,653**	**972,443**	**65.6**

Footnotes:

1. *The increase is mainly due to the acquisition of Plaza Singapura on 2 August 2004 and increase in property value for all the properties based on independent valuations performed for the year ended 31 December 2004.*
2. *Investment properties are stated at valuation performed by independent professional valuers as at the end of the year.*
3. *The increase is mainly due to the acquisition of Plaza Singapura and interest receivable for CMT's investment in Class E bonds of CapitaRetail Singapore Limited.*

4. *The increase is mainly due to the acquisition of Plaza Singapura, payables for asset enhancement works at Tampines Mall, Junction 8 and IMM Building and payables for asset management fee to the Manager, CapitaMall Trust Management Limited.*
5. *The increase is mainly due to additional borrowing taken on 2 August 2004 to part finance the acquisition of Plaza Singapura and the payment of the upfront land premium of IMM Building.*
6. *The increase is mainly due to the acquisition of Plaza Singapura.*
7. *The increase is mainly due to new units issued to part finance the acquisition of Plaza Singapura and increase in property value for all the properties based on independent valuations performed for the year ended 31 December 2004.*

1(b)(ii) Aggregate amount of borrowings and debt securities

	31 Dec 2004 S$'000	31 Dec 2003 S$'000
Secured borrowings		
Amount repayable after one year	660,000	325,000

Details of any collateral

As security for the borrowings, CMT has granted in favour of the lender the following:

(i) a mortgage over each of the properties

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in the properties

(iii) an assignment of the insurance policies relating to the properties

(iv) an assignment of the agreements relating to the management of the properties

(v) a charge creating a fixed and floating charge over certain assets of CMT relating to the properties

1(c) **Cash flows statement (4Q 2004 vs 4Q 2003)**

	4Q 2004[1] S$'000	4Q 2003[1] S$'000
Operating activities		
Net investment income before tax	26,420	17,692
Adjustments for interest income, finance costs, depreciation and amortization, asset management fee paid in units, provision/write-off of doubtful/bad debts & write-off of assets	6,814	4,128
Operating income before working capital changes	33,234	21,820
Changes in working capital	8,193	2,633
Cash generated from operating activities	**41,427**	**24,453**
Investing activities		
Interest received	-	18
Purchase of plant and equipment and capital expenditure on investment properties	(21,408)	(17,176)
Investment in securities	-	(58,000)
Cash flows from investing activities	**(21,408)**	**(75,158)**
Financing activities		
Proceeds from issue of new units	-	59,850
Payment of issue and financing expenses	(955)	(971)
Interest paid	(6,712)	(2,641)
Cash flows from financing activities	**(7,667)**	**56,238**
Increase in cash and cash equivalent	**12,352**	**5,533**
Cash and cash equivalent at beginning of period	**34,839**	**43,870**
Cash and cash equivalent at end of period	**47,191**	**49,403**

Footnote :
1. Plaza Singapura was acquired on 2 August 2004.

Cash flows statement (FY 2004 vs FY 2003)

	FY 2004[1] S$'000	FY 2003[1] S$'000
Operating activities		
Net investment income before tax	89,516	61,727
Adjustments for interest income, finance costs, depreciation and amortization, asset management fee paid in units, provision/write-off of doubtful/bad debts & write-off of assets	18,456	12,911
Operating income before working capital changes	107,972	74,638
Changes in working capital	8,913	19,783
Cash generated from operating activities	**116,885**	**94,421**
Investing activities		
Interest received	2,596	73
Payment of upfront land premium	(55,703)	-
Purchase of investment property, plant and equipment and capital expenditure on investment properties	(530,262)	(285,006)
Investment in securities	-	(58,000)
Cash flows from investing activities	**(583,369)**	**(342,933)**
Financing activities		
Proceeds from issue of new units	238,140	188,036
Payment of issue and financing expenses	(6,925)	(7,541)
Proceeds from interest bearing borrowings	335,000	125,000
Distribution to unitholders [2]	(87,070)	(51,748)
Interest paid	(14,873)	(8,801)
Cash flows from financing activities	**464,272**	**244,946**
Decrease in cash and cash equivalent	**(2,212)**	**(3,566)**
Cash and cash equivalent at beginning of period	**49,403**	**52,969**
Cash and cash equivalent at end of period	**47,191**	**49,403**

Footnotes:

1. *Plaza Singapura was acquired on 2 August 2004.*
2. *For FY 2004, comprise distribution income for the period 26 June 2003 to 31 December 2003 paid in February 2004 and the distribution income for the period 1 January 2004 to 1 August 2004 paid in August 2004.*
   For FY 2003, comprise distribution income for the period 16 July 2002 to 31 December 2002 paid in February 2003 and the distribution income for the period 1 January 2003 to 25 June 2003 paid in July 2003.

1(d)(i) Statement of changes in unitholders' funds (4Q 2004 vs 4Q 2003)

As at 31 Dec 2004 vs 31 Dec 2003

	4Q 2004 S$'000	4Q 2003 S$'000
Balance as at beginning of period	**1,422,246**	**893,911**
Operations		
Net investment income after tax	26,420	17,692
Net appreciation on revaluation of investment properties	159,669	1,287
Net increase in net assets resulting from operations	**186,089**	**18,979**
Unitholders' transactions		
Creation of units		
- proceeds from placement [1]	-	59,850
- management fee paid in units	1,529	900
Issue expenses [2]	789	(1,197)
Net increase in net assets resulting from unitholders' transactions	**2,318**	**59,553**
Balance as at end of period	**1,610,653**	**972,443**

Footnotes:

1. *45.0 million new units were issued on 17 December 2003 to finance the investment in Class E bonds of CapitaRetail Singapore Limited (CRS).*
2. *For 4Q 2004, this relates to the reversal of accrual of issue/circular expenses which are no longer required.*
   For 4Q 2003, this comprise mainly the underwriting and selling commissions and other issue/circular expenses relating to the capital raising exercise for the investment in Class E bonds of CRS.

Statement of changes in unitholders' funds (FY 2004 vs FY 2003)

As at 31 Dec 2004 vs 31 Dec 2003

	FY 2004 S$'000	FY 2003 S$'000
Balance as at beginning of period	**972,443**	**761,220**
Operations		
Net investment income after tax	89,516	61,727
Net appreciation on revaluation of investment properties	159,669	16,870
Net increase in net assets resulting from operations	**249,185**	**78,597**
Unitholders' transactions		
Creation of units		
- proceeds from placement [1]	238,140	188,036
- consideration paid in units [2]	238,140	-
- management fee paid in units	4,888	3,095
Issue and financing expenses [3]	(5,073)	(6,757)
Distribution to unitholders [4]	(87,070)	(51,748)
Net increase in net assets resulting from unitholders' transactions	**389,025**	**132,626**
Balance as at end of period	**1,610,653**	**972,443**

Footnotes:

1. *For FY 2004, 147.0 million new units were issued via a capital raising exercise on 2 August 2004 to part finance the acquisition of Plaza Singapura.*
   For FY 2003, new units of 119.8 million were issued on 26 June 2003 to part finance the acquisition of IMM Building and 45.0 million new units were issued on 17 December 2003 to finance the investment in Class E bonds of CRS.
2. *147.0 million new units were issued on 2 August 2004 as consideration to part finance the acquisition of Plaza Singapura.*
3. *For FY 2004, this comprise mainly the underwriting and selling commissions and other issue/circular expenses relating to the capital raising exercise for the acquisition of Plaza Singapura on 2 August 2004.*
   For FY 2003, this comprise mainly the underwriting and selling commissions and other issue/circular expenses relating to the capital raising exercises for the acquisition of IMM Building on 26 June 2003 and the investment in Class E bonds of CRS on 17 December 2003.
4. *For FY 2004, this comprise distribution income for the period 26 June 2003 to 31 December 2003 paid in February 2004 and the distribution income for the period 1 January 2004 to 1 August 2004 paid in August 2004.*
   For FY 2003, this comprise distribution income for the period 16 July 2002 to 31 December 2002 paid in February 2003 and the distribution income for the period 1 January 2003 to 25 June 2003 paid in July 2003.

1(d)(ii) Details of any change in the units (4Q 2004 vs 4Q 2003)

	4Q 2004 Units	4Q 2003 Units
Balance as at beginning of period	**1,202,284,684**	**860,366,259**
Issue of new units :		
- As payment of asset management fees [1]	915,325	697,168
- Investment in Class E bonds of CRS [2]	-	45,000,000
Balance as at end of period	**1,203,200,009**	**906,063,427**

Footnotes:
1. *These are the performance component of the asset management fees for 3Q 2004 and 3Q 2003 which were issued in November 2004 and October 2003 respectively.*
2. *New units issued to finance the investment in Class E bonds of CRS on 17 December 2003.*

1(d)(ii) Details of any change in the units (FY 2004 vs FY 2003)

	FY 2004 Units	FY 2003 Units
Balance as at beginning of period	**906,063,427**	**738,560,948**
Issue of new units :		
- As payment of asset management fees [1]	3,136,582	2,702,479
- For acquisition of Plaza Singapura [2]	294,000,000	-
- For acquisition of IMM Building [3]	-	119,800,000
- Investment in Class E bonds of CRS [4]	-	45,000,000
Balance as at end of period	**1,203,200,009**	**906,063,427**

Footnotes:
1. *For FY 2004, this comprise performance component of the asset management fees for 4Q 2003, 1Q 2004, 2Q 2004 and 3Q 2004 which were issued in February 2004, April 2004, August 2004 and November 2004 respectively.*
   For FY 2003, this comprise performance component of the asset management fees for 4Q 2002, 1Q 2003, 2Q 2003 and 3Q 2003 which were issued in January 2003, April 2003, July 2003 and October 2003 respectively.
2. *New units issued to part finance the acquisition of Plaza Singapura on 2 August 2004, of which 147 million were issued for cash and 147 million were issued as partial consideration.*
3. *New units issued for cash to part finance the acquisition of IMM Building on 26 June 2003.*
4. *New units issued for cash to finance the investment in Class E bonds of CRS on 17 December 2003.*

2 Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 **Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied**

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with the audited financial statements for the period ended 31 December 2003.

5 **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Nil

6 **Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period (4Q 2004 vs 4Q 2003)**

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation. The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.
In computing the DPU, the number of units as at the end of each period is used except for the period of 26 June 2003 to 31 December 2003. For this period, the number of units in issue that are entitled to the distribution is used.

	4Q 2004	1 Jan 2004 - 1 Aug 2004	2 Aug 2004 - 31 Dec 2004	FY 2004
Weighted average number of units in issue	1,202,871,686	906,996,344	1,200,695,835	1,028,969,903
Earnings per unit ("EPU") [1]				
Based on weighted average number of units in issue	2.20¢	5.09¢	3.61¢	8.70¢
Based on fully diluted basis	2.20¢	5.09¢	3.61¢	8.70¢
Number of units in issue at end of period	1,203,200,009	907,530,087	1,203,200,009	NM
Distribution per unit ("DPU")				
Based on the number of units in issue at end of period	2.50¢	5.41¢	4.07¢	9.48¢

Footnote:
1. EPU is calculated based on net investment income after tax.

	4Q 2003	1 Jan 2003 - 25 Jun 2003	26 Jun 2003 - 31 Dec 2003	YTD 2003
Weighted average number of units in issue	868,188,202	739,367,447	864,060,695	803,925,127
Earnings per unit ("EPU")				
Based on weighted average number of units in issue	2.04¢	3.41¢	4.22¢	7.68¢
Based on fully diluted basis	2.04¢	3.41¢	4.22¢	7.68¢
Number of units in issue at end of period	906,063,427	739,918,671	906,063,427	906,063,427
Number of units in issue at end of period that are entitled to distribution	861,063,427	739,918,671	861,063,427	NM
Distribution per unit ("DPU") [1]				
Based on the number of units in issue at end of period	2.18¢	3.62¢	4.41¢	8.03¢

Footnote:

1. *45 million new units which were issued on 17 December 2003 for the investment in Class E bonds of CRS are not entitled to the distribution for the period of 26 June 2003 to 31 December 2003.*

7 Net asset value ("NAV") backing per unit based on issued units at the end of the period

	31/12/2004	31/12/2003
NAV per unit	$1.34	$1.07
Adjusted NAV per unit (excluding the distributable income)	$1.30	$1.03

8 Review of the performance

	4Q 2004	4Q 2003	3Q 2004	FY 2004	FY 2003
	S$'000	S$'000	S$'000	S$'000	S$'000
Income statement					
Gross revenue	**54,811**	**36,181**	**47,143**	**177,239**	**117,003**
Property operating expenses	(19,360)	(13,321)	(15,912)	(63,029)	(38,583)
Net property income	**35,451**	**22,860**	**31,231**	**114,210**	**78,420**
Interest income	1,199	15	1,207	4,990	69
Administrative expenses	(3,830)	(2,542)	(3,715)	(13,008)	(7,970)
Finance costs	(6,400)	(2,641)	(4,742)	(16,676)	(8,792)
Net investment income before tax	**26,420**	**17,692**	**23,981**	**89,516**	**61,727**

	4Q 2004	4Q 2003	3Q 2004	FY 2004	FY 2003
	S$'000	S$'000	S$'000	S$'000	S$'000
Distribution statement					
Net investment income before tax	26,420	17,692	23,981	89,516	61,727
Net effect of non-tax deductible items	3,577	1,113	2,344	8,589	3,136
Taxable income available for distribution to unitholders	**29,997**	**18,805**	**26,325**	**98,105**	**64,863**
Distribution per unit (in cents)					
For the period	2.50	2.18	2.38	9.48	8.03
Annualised	9.95	8.65	9.47	9.48	8.03

4Q 2004 vs 4Q 2003

Gross revenue for 4Q 2004 was S$54.8 million, an increase of S$18.6 million or 51.5% from 4Q 2003. This was mainly due to gross revenue of S$14.9 million from Plaza Singapura. All other malls also achieved higher revenue against the same period last year due to higher rental income on new and renewal leases as well as income from newly created retail areas at Junction 8 and Tampines Mall.

Property operating expenses for 4Q 2004 were S$19.4 million, an increase of S$6.0 million or 45.3% from 4Q 2003. This was mainly due to expenses of S$4.0 million from Plaza Singapura and higher property tax incurred by the other malls compared to the same period last year where there were rebates granted.

Interest income for 4Q 2004 of S$1.2 million was due to interest earned on the investment in Class E bonds of CapitaRetail Singapore Limited.

Administrative expenses for 4Q 2004 were S$3.8 million or an increase of S$1.3 million or 50.7% over the same period last year. This was due mainly to an increase in asset management fees as a result of higher revenue and increase in property values.

Finance costs at S$6.4 million were S$3.8 million higher than 4Q 2003. This was due to the interest and related financing costs on the additional borrowings of S$335.0 million taken up to part finance the acquisition of Plaza Singapura and to refinance payment of the upfront land premium of IMM Building.

4Q 2004 vs 3Q 2004

Gross revenue for 4Q 2004 showed an increase of S$7.7 million or 16.3% compared to 3Q 2004 due mainly to the full 3 months contribution from Plaza Singapura in 4Q 2004 vis-à-vis about 2 months in 3Q 2004. Similarly, property operating expenses were S$3.4 million higher or an increase of 21.7% over the last quarter. Hence, net property income increased by S$4.2 million or 13.5%.

Finance costs of S$6.4 million were S$1.7 million higher than 3Q 2004 due mainly to the expensing off of related financing costs on additional borrowings of S$335.0 million taken up to part finance the acquisition of Plaza Singapura.

FY 2004 vs FY 2003

Gross revenue for FY 2004 was S$177.2 million, an increase of S$60.2 million or 51.5% over the same period last year. The higher revenue was mainly due to Plaza Singapura (S$23.9 million) and full year contribution of S$49.8 million from IMM Building this year against S$24.1 million for 26 June 2003 to 31 December 2003. Higher rental income from the other malls and rental income from new retail areas created at Junction 8 and Tampines Mall also contributed to the increase in gross revenue.

Property operating expenses for the period were S$63.0 million, an increase of S$24.4 million or 63.4% compared with FY 2003. The higher operating expenses were mainly due to Plaza Singapura (S$6.3 million) and full year expenses of S$22.2 million from IMM Building this year against S$11.7 million for 26 June 2003 to 31 December 2003.

FY 2004 interest income was S$5.0 million, an increase of S$4.9 million over the corresponding period in 2003 due to interest earned on investment in Class E bonds of CapitaRetail Singapore Limited.

Administrative expenses of $13.0 million for FY 2004 were S$5.0 million higher than last year due mainly to increase in asset management fees as a result of higher revenue and higher property value.

Finance costs were S$16.7 million for the period, S$7.9 million higher than last year due to additional borrowings of S$335.0 million taken up on 2 August 2004 to part finance the acquisition of Plaza Singapura and to refinance the payment of the upfront land premium of IMM Building. The loan of S$125.0 million to part finance the acquisition of the IMM Building was only taken up in June 2003.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

9(i) Income statement (Actual vs Forecast)

	Actual 2 Aug – 31 Dec 2004 S$'000	Forecast [1] 2 Aug – 31 Dec 2004 S$'000	Increase / (Decrease) %
Gross rental income	82,109	79,536	3.2
Car park income	2,865	2,444	17.2
Other income	4,369	2,658	64.4
Gross revenue	**89,343**	**84,638**	**5.6**
Property management fees	(3,332)	(3,168)	5.2
Property tax	(8,258)	(6,813)	21.2
Other property operating expenses	(19,288)	(18,813)	2.5
Property operating expenses	**(30,878)**	**(28,794)**	**7.2**
Net property income	**58,465**	**55,844**	**4.7**
Interest income	1,989	1,981	0.4
Asset management fees	(6,018)	(5,145)	17.0
Trust expenses	(917)	(791)	15.9
Administrative expenses	**(6,935)**	**(5,936)**	**16.8**
Net investment income before finance costs and tax	**53,519**	**51,889**	**3.1**
Finance costs	(10,159)	(10,353)	(1.9)
Net investment income before tax	**43,360**	**41,536**	**4.4**

9(ii) Distribution statement (Actual vs Forecast)

	Actual 2 Aug – 31 Dec 2004 S$'000	Forecast [1] 2 Aug – 31 Dec 2004 S$'000	Increase / (Decrease) %
Net investment income before tax	43,360	41,536	4.4
Net effect of non-tax deductible items	5,611	4,527	23.9
Taxable income available for distribution to unitholders	**48,971**	**46,063**	**6.4**
Distribution per unit (in cents)			
For the period	4.07	3.82	6.4
Annualised	9.80	9.21	6.4

Footnote:
1. The forecast is based on the forecast shown in Plaza Singapura Circular dated 20 July 2004 pro-rated for 2 August 2004 to 31 December 2004.

9(iii) **Breakdown of gross revenue**

	Actual 2 Aug - 31 Dec 2004 S$'000	Forecast [1] 2 Aug - 31 Dec 2004 S$'000	Increase / (Decrease) %
Tampines Mall	19,981	19,660	1.6
Junction 8	15,255	13,147	16.0
Funan The IT Mall	9,416	9,033	4.2
IMM Building	20,761	19,200	8.1
Plaza Singapura	23,930	23,598	1.4
Gross revenue	**89,343**	**84,638**	**5.6**

Footnote:
1. The forecast is based on the forecast shown in Plaza Singapura Circular dated 20 July 2004 pro-rated for 2 August 2004 to 31 December 2004.

9(iv) **Breakdown of net property income**

	Actual 2 Aug - 31 Dec 2004 S$'000	Forecast [1] 2 Aug - 31 Dec 2004 S$'000	Increase / (Decrease) %
Tampines Mall	14,168	13,628	4.0
Junction 8	9,469	8,564	10.6
Funan The IT Mall	5,844	5,308	10.1
IMM Building	11,321	10,694	5.9
Plaza Singapura	17,663	17,650	0.1
Net property income	**58,465**	**55,844**	**4.7**

Footnote:
1. The forecast is based on the forecast shown in Plaza Singapura Circular dated 20 July 2004 pro-rated for 2 August 2004 to 31 December 2004.

9(v) **Review of the performance**

Gross revenue for the period from 2 August 2004 to 31 December 2004 was S$89.3 million, an increase of S$4.7million or 5.6% from the forecast for the same period. The higher revenue was mainly due to higher rental rates achieved on new and renewal leases and other income.

Property operating expenses were S$30.9 million, an increase of S$2.1 million from forecast. This was due mainly to higher property tax and higher advertising and promotional expenses.

Administrative expenses of $6.9 million were S$1.0 million higher than forecast due mainly to increase in asset management fees as a result of higher revenue and higher property values.

10 **Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months**

The Singapore economy registered growth of 7.5% in 3Q 2004. Total demand increased by 18.7% in 3Q 2004 compared with the 22.5% gain for the last quarter. External demand increased by 21.4% compared with 25.8% gain in the last quarter while gain for domestic demand at 10.3% for this quarter is lower than the 13.6% registered for the last quarter.

All major sectors, except construction, registered positive growth in 3Q 2004. Retail sales, excluding motor vehicles, grew by 7.7% this quarter compared with last quarter's growth of 9.9%. A growth rate of 6.7% was observed for hotel and restaurants, due to improvements in visitor arrivals and improving domestic consumer sentiments.

Overall, the Singapore economy expanded by 8.1% in 2004 from 2003, the fastest pace in four years. Growth next year is projected to be between 3% and 5%. The retail property market is expected to remain resilient with rentals expected to be stable, with possible rental improvement expected for better managed malls.

Outlook for 2005

The manager of CMT is optimistic to deliver the projected distribution per unit for 2005 as stated in the Plaza Singapura Circular dated 20 July 2004, barring any unforeseen circumstances.

11 **Distributions**

11(a) Current financial period

Any distributions declared for the current financial period? Yes.

Name of distribution	: Distribution for 2 August 2004 to 31 December 2004
Distribution type	: Income
Distribution rate	: 4.07 cents per unit
Par value of units	: Not meaningful
Tax rate	: Qualifying investors and individuals (other than those who hold their units through a partnership or through a nominee) will receive pre-tax distributions. These distributions are exempt from tax in the hands of individuals unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. All other investors will receive their distributions after deduction of tax at the rate of 20%.
Remarks	: NA

82-4507

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period? Yes.

Name of distribution	: Distribution for 26 June 2003 to 31 December 2003
Distribution type	: Income
Distribution rate	: 4.41 cents per unit
Par value of units	: Not meaningful
Tax rate	: Qualifying investors will receive pre-tax distributions and pay tax on the distributions at their own marginal rate subsequently. Investors using CPF funds and SRS funds will also receive pre-tax distributions. These distributions are tax exempt. All other investors will receive their distributions after deduction of tax at the rate of 22%.
Remarks	: NA

11(c) Date payable : 28 February 2005

11(d) Book closure date : 4 February 2005

12 If no distribution has been declared/recommended, a statement to that effect

NA

13 Segmental Results

	Actual FY 2004 S$'000	Actual FY 2003 S$'000	Increase / (Decrease) %
Total gross revenue			
Tampines Mall	48,203	43,765	10.1
Junction 8	33,484	28,965	15.6
Funan The IT Mall	21,854	20,133	8.5
IMM Building [1]	49,768	24,140	106.2
Plaza Singapura [1]	23,930	-	NA
Gross revenue	**177,239**	**117,003**	**51.5**

Footnote :

1. Plaza Singapura and IMM Building were acquired on 2 August 2004 and 26 June 2003 respectively.

	FY 2004 S$'000	FY 2003 S$'000	Increase / (Decrease) %
Net property income			
Tampines Mall	34,045	33,408	1.9
Junction 8	21,263	20,306	4.7
Funan The IT Mall	13,668	12,218	11.9
IMM Building [1]	27,571	12,488	120.8
Plaza Singapura [1]	17,663	-	NA
Net property income	**114,210**	**78,420**	**45.6**

Footnote :

1. *Plaza Singapura and IMM Building were acquired on 2 August 2004 and 26 June 2003 respectively.*

14 In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Please refer to para 8 on the review of performance.

15 A breakdown of sales as follows:-

		FY 2004 S$'000	FY 2003 S$'000	Increase / (Decrease) %
15(a)	Gross revenue reported for first half year	75,285	45,714	64.7
15(b)	Net investment income after tax for first half year	39,115	26,017	50.3
15(c)	Gross revenue reported for second half year	101,954	71,289	43.0
15(d)	Net investment income after tax for second half year	50,401	35,710	41.1

16 A breakdown of the total annual distribution for the current full year and its previous full year as follows:-

	1 Jan 04 - 1 Aug 04	2 Aug 04 - 31 Dec 04	FY 2004	1 Jan 03 - 25 Jun 03	26 Jun 03 - 31 Dec 03	FY 2003
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
Annual distribution to unitholders	49,097	-[1]	49,097	26,785	37,973	64,758

Footnote:

1. Please refer to para 11(a).

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED
(Company registration no. 200106159R)
(as Manager of CapitaMall Trust)

Michelle Koh

Company Secretary

27 January 2005

82-4507



ANNOUNCEMENT - ASSET VALUATION

The Board of Directors of CapitaMall Trust Management Limited (as manager of CapitaMall Trust) (the "**Manager**") wishes to announce that the Manager has obtained new independent valuations of the five properties currently owned by CapitaMall Trust (namely, Tampines Mall, Junction 8 Shopping Centre, Funan The IT Mall, IMM Building and Plaza Singapura). Valuation for Plaza Singapura is conducted by CB Richard Ellis (Pte) Ltd while valuations for the other four properties are done by Knight Frank Pte Ltd.

The valuation reports on each of the properties (each dated 1 December 2004) value them as follows:

Property	Property Valuation
Tampines Mall	S$548,000,000
Junction 8	S$396,000,000
Funan The IT Mall	S$202,000,000
IMM Building	S$352,000,000
Plaza Singapura	S$736,950,000
Total	S$2,234,950,000

The higher valuations have resulted in a revaluation surplus of S$159.7 million for 2004. As at 31 December 2004, the cumulative revaluation reserve surplus is S$192.5 million.

Copies of the valuation reports are available for inspection at the Manager's registered office during normal business hours for a period of 3 months from the date of this announcement.

By Order of the Board
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
(as manager of CapitaMall Trust)

Michelle Koh
Company Secretary
Singapore
27 Jan 2005

Important Notice

The value of units in CapitaMall Trust ("**Units**") and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.


CapitaMall
Trust

(Constituted in the Republic of Singapore pursuant to
a trust deed dated 29 October 2001 (as amended))

Unitholders to Receive Quarterly Distributions

The Board of Directors of CapitaMall Trust Management Limited, the manager ("**Manager**") of CapitaMall Trust ("**CMT**"), wishes to announce that CMT will make its distributions on a quarterly basis commencing from the current quarter (1 January 2005 to 31 March 2005). Holders of units in CMT ("**Units**") can expect to receive their distribution in respect of the current quarter in May 2005.

By Order of the Board
CapitaMall Trust Management Limited
(Company Registration No. 200106159R)
(as manager of CapitaMall Trust)

Michelle Koh
Company Secretary
Singapore
27 January 2005

Important Notice

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.



News Release

27 January 2005
For Immediate Release

CMT's 2H2004[1] Distribution Exceeds Forecast[2] by 6.4%

Annualised 2H2004[1] DPU 15% Higher than 2H2003[3]

Unitholders to Receive Quarterly Distributions

Plans to grow asset size to S$4-$5 billion in the next 3 years

Singapore, 27 January 2005 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust ("CMT"), is pleased to announce a distributable income of S$49.0 million to unitholders for the period from 2 August 2004 to 31 December 2004. This is an increase of S$2.9 million over the forecast[2] of S$46.1 million. Distribution Per Unit ("DPU") for the period is 4.07 cents (annualised 9.80 cents), which is 6.4% higher than the forecast[2] DPU of 3.82 cents (annualised 9.21cents). When compared against the corresponding period last year, from 26 June 2003 to 31 December 2003, DPU registered an increase of 15% from 8.53 cents (annualised) to 9.80 cents (annualised). Given this DPU, the annualised distribution yield of units in CMT ("Units") is 5.24%, based on the closing price of S$1.87 per unit on 26 January 2005.

Gross Revenue for the period was S$89.3 million, an increase of S$4.7 million or 5.6% over the forecast[2]. All malls across the portfolio performed better than forecast[2], with Junction 8 delivering a stellar increase of 16% or S$2.1 million, as a result of the higher rental achieved from the early completion of asset enhancement works. Net Property Income also exceeded forecast[2] across the portfolio, presenting an increase of S$2.6 million or 4.7% over the forecast[2]. The better performance for the entire portfolio is largely attributed to the higher revenue achieved on new and renewed leases, asset enhancement initiatives, and other income.

---

[1] For the period from 2 August to 31 December 2004. Plaza Singapura acquisition was completed on 2 August 2004.
[2] The forecast is based on management's forecast in Plaza Singapura Circular dated 20 July 2004
[3] For the period from 26 June to 31 December 2003. IMM acquisition was completed on 26 June 2003.

82-4507

Summary of CMT Results
(2 August 2004 to 31 December 2004)

	Actual	Forecast[2]	Variance	
			Amount	%
Gross Revenue (S$'000)	89,343	84,638	4,705	5.6%
Net Property Income (S$'000)	58,465	55,844	2,621	4.7%
Distributable Income to Unitholders (S$'000)	48,971	46,063	2,908	6.4%
Distribution Per Unit (cents) For the period 2 Aug 2004 to 31 Dec 2004	4.07¢	3.82¢	0.25¢	6.4%
Annualised	**9.80¢**	**9.21¢**	**0.59¢**	**6.4%**
Distribution Yield **S$1.87 per unit (closing as at 26 Jan 2005)**	**5.24%**	**4.93%**	**0.31%**	**6.4%**

Mr Hsuan Owyang, Chairman of CMTML, said, "CMT has continued to outperform forecast and deliver increased returns to unitholders. For unitholders who have held CMT units since 1 January 2004, they would have enjoyed a total return of 37% to date. For those who held CMT units since its IPO in July 2002, investment in CMT would have provided a total return of 117% to date. CMT's ability to deliver sustainable distributions to unitholders is underpinned by the management's competency in continuously adding value to the assets through proactive asset management, an active leasing strategy and innovative asset enhancements. With these established and strong platforms in place, CMT is well-positioned to secure future yield accretive acquisitions."

Mr Pua Seck Guan, CEO of CMTML, said, "2004 has been a remarkable year for CMT. The acquisition of Plaza Singapura, has increased our market capitalisation to S$2.3 billion, making CMT the largest REIT in Singapore. The completion of major enhancement works at Tampines Mall, Junction 8, and Funan The IT Mall, together with the introduction of new retail ideas and concepts, have increased the valuation[4] of these properties by close to 20% or S$188 million. Innovative marketing and promotional programs at the malls have also resulted in increased shopper traffic across our property portfolio. For 2005, apart from the organic growth built into the portfolio through step-up

---

[4] Valuation of Tampines Mall, Junction 8 and Funan The IT Mall as at 1 December 2004 versus the valuation as at 31 October 2003.

rentals, unitholders can expect to enjoy the full impact of the increased revenue stream from the newly completed shop space created through decantation at Junction 8.
He added, "Further revenue growth can be expected from the asset enhancement initiatives planned at IMM. In addition, ongoing rental renewals, as well as the proactive management of tenancy mix at each mall will be further growth drivers. We will also actively pursue yield accretive acquisitions locally to grow our property portfolio to reach an asset size of S$4-5 billion in the next three years."

Unitholders to Receive Quarterly Distributions

Currently, CMT issues distributions to unitholders bi-annually. On 28 February 2005, unitholders will be receiving the distributable income for the period 2 August 2004 to 31 December 2004 at a DPU of 4.07 cents. Following this distribution, CMT will be making quarterly distributions. Unitholders can expect to receive the first distribution for the period from 1 January 2005 to 31 March 2005 in May 2005.

Mr Pua Seck Guan, CEO of CMTML, said, "The increased distribution frequency will benefit all unitholders. They will enjoy a more regular income stream from their investments in CMT, thus providing them with enhanced unitholder value."

Malls Update and Future Plans

At Tampines Mall, the Open Landscape Garden on Level 4 was completed on schedule and officially opened on 19 November 2004. The plaza, which comes complete with a children's playground, stage facilities, and promotional space, has been extremely popular with shoppers and families. Since its opening, the plaza has been the venue of choice for many organisations to hold various community events for the residents in the vicinity. To facilitate the shoppers who park at Tampines Mall, an electronic car-park guidance system has been installed so as to provide clear information on the availability of car-park lots on each level and at each section. Plans are also underway to reconfigure the Basement 1 food kiosks area to improve the space efficiency. Enhancement works are expected to start in third quarter 2005 and is expected to be completed by fourth quarter 2005.

Phase 2B enhancement works at Junction 8, which focuses on sports, electronics and young fashion labels, was completed on schedule in November 2004. Most tenants under Phase 2B have commenced trading and they include Mac@Juzz1 which retails

Apple products, Sony Gallery, Royal Sporting House, 77th Street, POA, 37 Degrees, and Cedele by The Bakery Depot.

We have also reached an in-principle agreement with National Council of Social Service (NCSS) to take up the entire office block at Junction 8 with a total Gross Floor Area of approximately 70,000 sq feet. The Net Lettable Area (NLA) at the office block was previously transferred to higher yielding spaces on Basement 1, Level 1 and Level 2 of the shopping mall.

To further increase the range and variety of product offerings at Funan The IT Mall, a thematic zone will be introduced on Level 5, with a focus on digital and electronic devices. The 5,600 sq feet zone will comprise open-concept shoplets and kiosks, providing shoppers with interactive and hands-on experience during product launches. Target shoppers are those between 15 to 30 years old. Tenants in this zone will retail gaming devices and products, MP3 gadgets, and other DIY accessories. The creation of this exciting niche area is expected to help draw traffic to the upper floors of the mall. To date, more than 50% of the leasable area has been committed. Enhancement work is scheduled to commence in first quarter 2005, and is expected to be completed by second quarter 2005.

At Funan The IT Mall, we are also embarking on escalator works from Basement 3 to Level 1 to enhance accessibility of shoppers from the car-park to the mall. Work is expected to commence in first quarter 2005 and is scheduled to be completed by third quarter 2005.

At IMM, four sets of travellators were installed to provide a seamless experience to shoppers with trolleys all the way from Level 1 to the car-park on Level 5. We are also in the final stages of planning for Phase 2 enhancement works, which includes the building of a new extension annex.

Confident of Delivering 2005 Forecast DPU

CMT is well-positioned for further growth in 2005. The official Government Gross Domestic Product (GDP) growth forecast for 2005 is 3 - 5% and this provides an encouraging base for the continued improvement in the retail property market. We will continue to focus on maintaining the high occupancy rates at each mall and executing planned asset enhancement initiatives. We will further strengthen tenancy mix, actively

manage operational costs, and explore yield accretive acquisitions with long term growth potential. The manager is confident of delivering the 2005 forecast[5] annualised DPU of 9.34 cents per unit, barring any unforeseen circumstances.

About CapitaMall Trust

CMT is the first listed real estate investment trust (REIT) in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 1000 leases from local and international tenants. It currently has a portfolio of five major shopping malls in both the suburban and city areas – Tampines Mall, Junction 8, Funan The IT Mall, IMM Building, and Plaza Singapura. With a market capitalisation of S$2.3 billion as at 26 January 2005, it is currently Singapore's largest REIT.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Visit CMT's website at www.capitamall.com for more details.

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CMTML or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested. Investors have no right to request CMTML to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units. The past performance of CMT is not necessarily indicative of the future performance of CMT. All forecasts and projections are based on CMTML's assumptions as explained in the Circular and the OIS. Yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the price stated in this press release. Any forecast and projected financial performance of CMT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of any relevant circulars or offer information statements for details of such forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT.

Issued by CapitaMall Trust Management Limited
(Company Registration No. 200106159R)

For enquiries, please contact :

Analyst Contact	**Media Contact**
Tong Ka-Pin	Julie Ong
DID : (65) 6826 5856	DID : (65) 6823 3541
Email : tong.ka-pin@capitaland.com.sg	Email : julie.ong@capitaland.com.sg

[5] The forecast is based on management's forecast in Plaza Singapura Circular dated 20 July 2004.

82-4507



RAFFLES HOLDINGS LIMITED (Regn. No. 199506093G)

Date of Release of Full Year Financial Results Announcement

Raffles Holdings Limited (the "Company") wishes to announce that the Company will release its financial results for the full year ended 31 December 2004 on Friday, 4 February 2005. A web-cast of the results briefing will be available via the Company's website (www.rafflesholdings.com) later, on the same night.

By Order of the Board

Emily Chin
Company Secretary
28 January 2005

Submitted by Emily Chin, Company Secretary on 28 January 2005.

82-4507

CAPITALAND LIMITED (REGN. NO: 198900036N)

DATE OF RELEASE OF 2004 4th QUARTER AND FULL-YEAR FINANCIAL RESULTS

CapitaLand Limited ("CapitaLand") wishes to announce that it will release its financial results for the 4th quarter and full year ended 31 December 2004 on Monday, 7 February 2005.

CapitaLand will be holding a presentation for analysts and the media on its financial results at 5.30 pm on the same day. A live webcast of the presentation will be available for viewing at www.capitaland.com.

By Order of the Board

Tan Wah Nam
Company Secretary
31 January 2005


AUSTRALAND



Australand Property Group

Appendix 4E

Preliminary Final Report for the year ended 31 December 2004

This preliminary final report constitutes the Appendix 4E prepared in accordance with the Australian Stock Exchange Listing Rules and does not include all of the notes normally included in an annual financial report. Accordingly, it is recommended that this report be read in conjunction with any public announcements made by Australand Property Group during the year to 31 December 2004.



APPENDIX 4E - PRELIMINARY FINAL REPORT
FOR THE YEAR ENDED 31 DECEMBER 2004

AUSTRALAND PROPERTY GROUP COMPRISING AUSTRALAND HOLDINGS LIMITED (ABN 12 008 443 696) AND AUSTRALAND PROPERTY TRUST (ARSN 106 680 424)

DETAILS OF REPORTING PERIODS

Current:	Year ended 31 December 2004
Previous corresponding:	Year ended 31 December 2003

RESULTS FOR ANNOUNCEMENT TO THE MARKET

				Aggregated 2004 $'000
Revenue from ordinary activities	**down**	**12.4%**	**to**	**1,231,017**
Profit from ordinary activities after tax attributable to stapled security holders	**up**	**52.4%**	**to**	**145,127**
Net profit after tax attributable to stapled security holders	**up**	**52.4%**	**to**	**145,127**

Distributions	**Amount per distribution**	**Amount per dividend**	**Franked amount per security**
March 2004 quarter – paid	1.40 cents	2.60 cents	2.60 cents
June 2004 quarter – paid	2.03 cents	1.97 cents	1.97 cents
September 2004 quarter – paid	1.60 cents	2.40 cents	2.40 cents
December 2004 quarter – payable 2 February 2005	2.15 cents	2.35 cents	2.35 cents
Total	**7.18 cents**	**9.32 cents**	9.32 cents

Record date for determining entitlements to the dividend / distribution	5.00pm, 31 December 2004

Explanation of results

Please refer to the attached commentary for an explanation of the results



AUSTRALAND ACHIEVES RECORD PROFIT FOR 2004

Australand Property Group ("**Australand**") today announced a net profit after tax of $145.1 million for the year ended 31 December 2004, which compares favourably to the forecast net profit after tax of $143.6 million as disclosed in the Product Disclosure Statement and Prospectus for the non-renounceable 1 for 7 Entitlement Offer and Institutional Placement ("**Prospectus**") dated 29 April 2004. This is the eighth consecutive record profit for the Group since listing in 1997.

The key elements of the 2004 result were:

- Net profit after tax increased 52.4% to $145.1 million on gross revenue of $1,231.0 million, compared to revenue of $1,405.4 million in the previous year.
- The Investment Property division contributed $60.9 million to the net profit after tax, compared to $9.8 million in the prior year, representing a full year contribution from Australand Wholesale Property Trust and Australand Wholesale Property Trust No. 2, and a contribution of $10.5 million from Australand Wholesale Property Trust No. 3 acquired in May 2004.
- Australand's development operations contributed $96.3 million to the net profit after tax, down from the prior year contribution of $107.6 million, mainly due to all of the Group's external interest being borne by the development operations.
- Earnings per stapled security were 18.6 cents, up 9% on the previous year amount of 17.1 cents per stapled security.
- Gearing (total liabilities / tangible assets) reduced from 51.1% to 45.6%.
- Net tangible asset backing per stapled security increased to $1.43 compared to $1.36 per stapled security for the previous year.
- The total dividends / distributions for the year were in line with the Prospectus forecast of 16.5 cents per stapled security, up 23.5% from 13.36 cents per security for 2003. The final 2004 dividend / distribution of 4.5 cents per stapled security (comprising a 2.35 cent fully franked dividend and a 2.15 cents distribution, tax deferred to approximately 24%) is to be paid on 2 February 2005.

DIVISIONAL RESULTS

Each division contributed to the result as follows:

- Land & Housing division achieved an operating profit before tax of $127.6 million, an increase of approximately 41% from the previous year, principally due to an overall increase in land and housing margins.
- Apartments division - as foreshadowed earlier this year, the Apartments Division's pre tax operating profit is lower than the corresponding period in 2003 principally due to the lower level of pre-sales held at the start of the period and delays in obtaining relevant consent approvals at sites in Sydney and South East Queensland. The Apartments division's operating profit before tax reduced to $16.4 million from $46.5 million in the previous year.
- Commercial & Industrial division's operating profit before tax of $8.5 million was down from the 2003 result of $28.7 million, principally due to the write-down of the carrying value of some projects in the 1st half of 2004. The December 2004 half year contributed $15.8 million reversing the June half-year loss of $7.3 million.
- The Investment Property operations generated an operating profit of $60.9 million reflecting a full year contribution from Australand Wholesale Property Trust and Australand Wholesale Property Trust No. 2, and an 8 month contribution from Australand Wholesale Property Trust No. 3.

MAJOR FINANCIAL TRANSACTIONS

The following major financial transactions occurred in 2004:

- Equity of $189 million was raised in May 2004 through a non-renounceable 1 for 7 entitlement offer, raising $164 million, and an institutional placement of $25 million. These funds were used to fund the acquisition of Australand Wholesale Property Trust No. 3 and to reduce the level of gearing.

- The acquisition of Australand Wholesale Property Trust No.3 increased the total value of the Group's investment property assets from approximately $380 million to approximately $600 million, with a resultant increase in the proportion of recurrent income.
- Group debt was refinanced during the year including:
  - a new $600 million Syndicated Multi Option funding facility completed in June 2004;
  - raising of $315 million via a 5 year commercial mortgage backed securitisation ("CMBS") issue in June 2004;
  - repayment of the Group's $50 million unsecured notes on 30 June 2004; and
  - increase in the average debt maturity from 1.4 years to 3.8 years.
- The construction programme for Australand Wholesale Property Trust No.5 was completed in October 2004.
- A number of projects were placed in joint ventures during the year to free up working capital and diversify project risk.

REVIEW OF OPERATIONS

The 2004 results can be summarised as follows:

	Summary		
	2004	**2003**	**% Change**
Revenue ($m)	**1,231.0**	1,405.4	- 12.4
Net Profit after Tax and outside equity interests ($m)	**145.1**	95.2	+ 52.4
Key Ratios are:			
Earnings Per Stapled Security (cents)	**18.6**	17.1	+ 9.1
Dividend/distribution Per Stapled Security (cents)	**16.5**	13.4	+ 23.5
Total shareholder return (%)[1]	**22.7**	22.6	-
Return on Shareholders' Funds (%) [2]	**12.7**	11.9	+ 6.7
Gearing Ratio - External Liabilities to Tangible Assets (%) [3]	**45.6**	51.0	-10.8
Net Tangible Asset Backing per stapled security ($)	**1.43**	1.36	+ 5.1

1 (Closing security price - opening security price) + distributions per security ÷ opening security price
2 Net profit after tax ÷ Total stapled group equity interest (weighted average)
3 Total liabilities less cash ÷ Tangible assets less cash

GROUP OVERVIEW:

The Group's profit of $145.1 million was 1% above the forecast contained in the Product Disclosure Statement and Prospectus issued in April 2004 to raise capital for the acquisition of Australand Wholesale Property Trust No. 3. A substantial increase in the operating profit of the Land & Housing Division offset the reduction in the profitability of the Apartments and Commercial & Industrial development divisions and, as forecast, a significant contribution (40%) of total reportable profits came from investment property operations. While the reduction in the profitability of the Apartments Division had been anticipated, the short term issues which eroded the Commercial & Industrial Division's results in the June half-year were not. Nevertheless, the profit generated by the Commercial & Industrial Division during the December half-year represented a return to a level of profit generation in line with what has been achieved in recent years.

Although the number and value of new income producing assets generated during 2004 for retention by Australand Property Trust was lower than expected, the Commercial & Industrial Division has new income producing assets either under construction or planned to be constructed during 2005, with an aggregate value in excess of $100 million, which will be retained as investment properties by the Group.

The result underlines the importance of increasing the level of investment property income, notwithstanding the fact that the development business overall still generated a substantial profit contribution to the Group.

DIVISIONAL OVERVIEW:

The divisional operating profits can be summarised as follows:

2004	Land & Housing $m	Apartments $m	Commercial & Industrial $m	Total Development $m	Investment Property $m	Unallocated + Eliminations $m	Stapled Group $m
Segment Revenue	**618.4**	**204.6**	**349.9**	**1,172.9**	**62.0**	**(3.9)**	**1,231.0**
Operating profit before tax and inter-segment charges	127.6	16.4	8.5	152.4	45.1	(10.9)	186.6
Charges between Company and Trust				(15.8)	15.8		
Income Tax Expense				(40.3)	-	0.4	(39.9)
Profit After Tax				96.3	60.9	(10.5)	146.7

For comparison purposes the divisional operating profits for the prior corresponding period were as follows:

2003	Land & Housing $m	Apartments $m	Commercial & Industrial $m	Total Development $m	Investment Property $m	Unallocated + Eliminations $m	Stapled Group $m
Segment Revenue	**443.1**	**484.0**	**468.7**	**1,395.8**	**6.1**	**3.5**	**1,405.4**
Operating profit before tax and inter-segment charges	90.7	46.5	28.7	165.9	2.3	(21.8)	146.4
Charges between Company and Trust				(7.5)	7.5		-
Income Tax Expense				(50.9)	-	0.9	(50.0)
Profit After Tax (excluding outside equity interests)				107.5	9.8	(20.9)	96.4

Land and Housing

For the year ended 31 December 2004, the Division generated revenue of $618.4 million, 39.6% above that achieved in 2003 from the sale of 1,991 wholly owned lots (311 Joint Venture lots) and 695 dwellings. Operating profit before tax increased 40.6% to $127.5 million from the 2003 result of $90.7 million. Divisional profit margins were maintained at 2003 levels even though conventional land lots and housing prices declined in both the Melbourne and Sydney markets in the latter half of 2004.

Because of the continued shortage of affordable, zoned and serviceable land and the difficult planning environment in Sydney, additional capital has been allocated to the Division's other three Business Units in Melbourne, South-East Queensland and Perth, in order to underpin future revenue and profitability.

During the year $120 million was allocated to re-stocking to supplement existing projects, which have trading lives ranging from 2006 to 2010. The properties acquired in the four capital city regions in which Australand operates can be summarised as follows:

43%	Large scale land development estates
28%	Integrated housing projects
29%	Medium density housing projects

During 2004 a new housing product range comprising 35 designs was introduced. This new range will facilitate a more efficient use of land and provide better streetscapes. It is anticipated that the new model range will also deliver improved cost control and higher margins.

The Division's projected longer-term yield & sales revenue from Australand's existing Land and Housing projects is currently anticipated to be as follows:

Business Unit	NO OF PROJECTS	FUTURE YIELD		FUTURE REVENUE $'m		TRADING LIFE
		LAND	HOUSING	LAND	HOUSING	
Sydney	18	297	1,044	104.9	648.3	Up to 6 years
Melbourne	38	3,477	1,760	538.8	590.6	Up to 10 years
SE Qld	19	757	1,284	172.4	691.3	Up to 7 years
Perth	16	2,055	482	426.0	216.0	Up to 4 years
Total	**91**	**6,585**	**4,570**	**1,242.1**	**2,146.2**	

Wholly Owned	75	3,800	3,424	758.4	1,545.4
Australand Share of Joint Ventures	16	2,785	1,146	483.7	600.8
Total	**91**	**6,585**	**4,570**	**1,242.1**	**2,146.2**

Overall, sustained economic growth, low interest rates and strong migration should continue to create demand for competitively priced, well positioned, new, owner-occupier product.

Apartments

For the year ended 31 December 2004, the Apartments division generated an operating profit before tax of $16.4 million compared to $46.5 million for the prior year. This was generated from revenues of $204.6 million, compared to $484 million in 2003.

As forecast, the rate of sale for apartment projects was generally lower throughout the year and the decline in market sentiment was reflected in a substantial drop in sales to investors. Nevertheless, well located, high quality projects continue to generate demand from owner-occupiers, especially once projects are completed, rather than prior to or during construction.

The division currently has four wholly owned projects under construction, which are expected to achieve practical completion during 2005. One project was released for sale in the second half of 2004 and construction is scheduled to commence during the June 2005 half year in anticipation that sufficient pre-sales will be achieved to justify commencement of construction.

The Freshwater Apartment Tower in Melbourne's Southbank adjacent to Crown Casino continues to generate sales, albeit at a slower rate than was achieved in 2002 and 2003. Completion of the podium and mid-rise components of the Apartment Tower is expected by mid 2005 and this should generate a higher level of buyer interest, once intending owner-occupiers can inspect the completed apartments and gain a better understanding of the project's quality. It is anticipated construction of the remaining high rise component of the project will be completed by March / April 2006.

The Apartments division currently holds approximately $91 million in presales in respect of its wholly owned projects and approximately $265 million in pre-sales for its joint venture projects for which revenue is yet to be recognised.

The number of apartments and revenue generated by the division's projects that may be brought to account during the next 6 years can be summarised as follows:

	Project Yield	Potential Realisable Value $m
Wholly Owned	795	591.9
Joint Venture	2587	1,842.0

Commercial & Industrial

For the year ended 31 December 2004, the Commercial & Industrial division generated revenue of $349.9 million (2003: $468.7 million) and a pre-tax operating profit of $8.5 million (2003: $28.7 million) from the sale of industrial land and the construction of 18 pre-committed projects comprising approximately 24,000 m^2 of commercial space and 151,000 m^2 of industrial space.

The full year result reflects a return to levels of profit generation achieved in previous years to the extent that a pre-tax operating profit of $15.8 million was achieved during the December 2004 half-year.

The Division completed the construction of 8 industrial buildings held by Australand Wholesale Property Trust No. 5 during the course of the year and all projects were income producing by October 2004. Of the 4 assets held by Australand Wholesale Property Trust No. 4, only the Freshwater Place Office Tower, in which the Trust has a 50% interest is yet to be completed.

Completion of the Freshwater Place Office Tower is scheduled for April 2005 and based on current negotiations with prospective tenants, the building is expected to be approximately two thirds leased at the time of practical completion. It is anticipated that Freshwater Office Tower will be fully tenanted during 2006.

During the year, new pre-commitments were obtained for more than 135,000 sqm of industrial space (130,000 sqm - 2003) and 6,000 sqm of commercial space (10,000 sqm – 2003). Demand for new Melbourne industrial space increased significantly during 2004, although the Sydney industrial pre-commitment market was not as strong. In aggregate terms, demand for Melbourne industrial space is approximately 20 – 30% higher than total Sydney demand.

Stable interest rates have encouraged a significantly higher level of enquiry from industrial owner-occupiers. To satisfy this demand, the Division has commenced development of a number of industrial estates in western Melbourne and has elected to pre-sell major industrial complexes to owner-occupiers in its Eastern Creek industrial estate. The profit flow-on from these transactions will be noticeable in 2005, as building construction was not sufficiently advanced at balance date to allow profit to be recognised.

Investment Property

The Group's investment property operations generated a pre-tax profit of $60.9 million for the year to 31 December 2004, from a full year's income from the first two Australand Wholesale Property Trusts acquired at the end of 2003 and from Australand Wholesale Property Trust No. 3, which was acquired effective from 1 May 2004. The Group's investment property portfolio now comprises 16 industrial properties and 9 commercial office buildings with an aggregate value of approximately $600 million. During the December quarter the Trust accepted an attractive offer from the tenant of 1 – 19 South Park Drive, Dandenong to sell the property, which generated a profit of approximately $4 million.

Australand Property Trust is an active manager of its portfolio and has also sold an office building located at 90 Maribyrnong Street, Footscray, leased to Lonely Planet Publications, for $14.4 million. As the Contract of Sale for this property was still conditional on ratification by the Board of the acquiring entity by mid January, the profit from this sale will be brought to account in 2005. Our current intention is to not sell any further investment property assets during 2005.

It is anticipated that Australand Wholesale Property Trusts 4 and 5, which have a combined asset base of approximately $360 million, will be acquired by late 2005 / early 2006. These acquisitions combined with properties to be developed by the Commercial & Industrial division and retained by the Group, should enable the Group to achieve its target of having recurrent income equal to or greater than development income by early 2007.

OUTLOOK

The Group has confirmed its intention to increase recurrent income so that it is greater than development income by late 2006 / early 2007. Implementation of the current strategic plan is expected to progressively increase property investment income as a percentage of total profit, via the retention of income producing properties, developed by the Commercial and Industrial Division, for a considerable period post 2007.

Although market sentiment is likely to constrain the profitability of the Apartments Division for the foreseeable future, solid performances by the Land & Housing Division, the Commercial & Industrial Division and higher investment property income, should enable the Group to deliver a profit result for 2005, which will support distributions to stapled security holders at least equivalent to total 2004 distributions of 16.5 cents per stapled security.

Statement of Financial Performance

For the year ended 31 December 2004

	Notes	Aggregated 2004 A$'000	2003 A$'000
Revenue from ordinary activities	3	**1,231,017**	1,405,369
Cost of property sold		**(908,996)**	(1,111,497)
Investment property expenses		**(8,046)**	(963)
Employee expenses		**(88,654)**	(82,021)
Depreciation		**(3,339)**	(2,589)
Amortisation of goodwill		**(5,326)**	(5,326)
Borrowing costs expense		**(35,242)**	(14,834)
Other expenses from ordinary activities		**(21,475)**	(46,240)
Share of net profits of associates and joint ventures		**26,679**	15,529
Stapling and acquisition costs		**-**	(11,017)
Operating profit from ordinary activities before income tax		**186,618**	146,411
Income tax expense		**(39,923)**	(49,964)
Net profit		**146,695**	96,447
Net profit attributable to outside equity interests		**(1,568)**	(1,241)
Net profit attributable to the stapled security holders of APG		**145,127**	95,206
Non-owner transaction changes in equity			
Increase in asset revaluation reserve due to fair value adjustment		**734**	5,018
Total changes in equity from non-owner related transactions attributable to the members of the stapled entity		**145,861**	100,224
Basic earnings per stapled security	7	**18.6 cents**	17.1 cents
Diluted earnings per stapled security	7	**18.6 cents**	17.1 cents

The accompanying notes form an integral part of these financial statements.

Statement of Financial Position

As at 31 December 2004

	Notes	Aggregated 2004 A$'000	2003 A$'000
Current Assets			
Cash		**7,786**	30,567
Receivables		**475,753**	341,988
Inventories		**468,127**	494,397
Other		**7,309**	7,226
Total Current Assets		**958,975**	874,178
Non-Current Assets			
Inventories		**512,246**	556,208
Investments accounted for using the equity method		**140,586**	109,512
Other financial assets		**12,715**	34,690
Investment properties		**604,582**	374,376
Plant and equipment		**4,357**	4,304
Intangible assets		**49,464**	54,789
Total Non-Current Assets		**1,323,950**	1,133,879
Total Assets		**2,282,925**	2,008,057
Current Liabilities			
Payables		**166,579**	187,061
Interest bearing liabilities		**-**	247,601
Current tax liabilities		**22,084**	44,967
Provisions		**46,958**	39,868
Land vendor liabilities		**10,016**	85,781
Total Current Liabilities		**245,637**	605,278
Non-Current Liabilities			
Interest bearing liabilities		**758,005**	374,000
Deferred tax liabilities		**10,820**	20,096
Provisions		**1,707**	1,715
Land vendor liabilities		**5,573**	12,160
Total Non-Current Liabilities		**776,105**	407,971
Total Liabilities		**1,021,742**	1,013,249
Net Assets		**1,261,183**	994,808
Equity			
Contributed equity		**1,046,221**	794,333
Asset Revaluation Reserve		**5,752**	5,018
Retained profits	9	**202,293**	190,108
Total stapled entity interest		**1,254,266**	989,459
Outside equity interest in controlled entities	10	**6,917**	5,349
Total Equity		**1,261,183**	994,808

The accompanying notes form an integral part of these financial statements.

82-4507

Statement of Cash Flows

For the Year Ended 31 December 2004

	Aggregated	
	2004 A$'000	2003 A$'000
Cash Flows from Operating Activities		
Receipts from customers	1,179,555	1,385,583
Payments to suppliers and employees	(1,101,617)	(1,265,391)
Interest received	8,867	4,555
Dividends and trust distributions received	3,016	2,733
Borrowing costs paid	(76,475)	(55,295)
Income tax paid	(72,082)	(71,819)
Net cash flows (used in) / provided by operating activities	(58,736)	366
Cash Flows from Investing Activities		
Proceeds from sale of investments	18,190	23,032
Payments for purchase of joint venture equity investments (net of distributions)	(24,106)	(11,346)
Payments for acquisitions of Wholesale Property Trusts	(96,986)	(122,180)
Payments for purchase of unlisted property trust units	(5,715)	(25,190)
Loans advanced from/(to) related parties	-	22,035
Proceeds from sale of investment property	10,365	-
Payments for acquisition of investment property under construction	(6,779)	-
Payments for improvement to investment properties	(1,907)	-
Proceeds from sale of plant and equipment	8	607
Payments for plant and equipment	(3,400)	(142)
Net cash flows (used in) investing activities	(110,330)	(113,184)
Cash Flows from Financing Activities		
Proceeds from borrowings	758,005	401,955
Repayment of borrowings	(740,511)	(407,543)
Dividends/distributions paid	(63,670)	(56,698)
Payments for redemption of reset preference shares	-	(53,132)
Cash acquired on acquisition of entities	4,717	3,016
Proceeds from issue of units/shares (net of equity raising costs)	187,744	225,772
Net cash flows provided by financing activities	146,285	113,370
Net (decrease) / increase in Cash Held	(22,781)	552
Cash at the beginning of period	30,567	30,015
Cash at the end of period	7,786	30,567

The accompanying notes form an integral part of these financial statements.

Notes to the Financial Statements

1. BASIS OF PREPARATION

The financial statements of Australand Property Group ("the Stapled Group") have been prepared on an aggregated basis in recognition of the fact that each share issued by Australand Holdings Limited is stapled to a unit in Australand Property Trust and these trade as a stapled security and cannot be traded separately. The aggregated financial statements incorporate an elimination of inter-entity transactions and balances and other adjustments necessary to present the financial statements on a combined basis. Outside equity interests in the results and equity of controlled entities are shown separately in the combined statement of financial performance and statement of financial position respectively.

The financial statements have been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial statements have been prepared on the basis of historical costs and except where stated, do not take into account changing money values or current valuations of non-current assets. Cost is based on the fair value of the consideration given in exchange for assets.

The statement of financial performance of Australand Property Group has been prepared for the 12 months to 31 December 2004 for Australand Holdings Limited and its controlled entities, aggregated with Australand Property Trust and its controlled entities, which has been prepared for the 12 months to 31 December 2004.

Where control of an entity is obtained during a financial year, its results are included in the aggregated statement of financial performance from the date on which control commences. Where control of an entity ceases during the year its results are included for the part of the year during which control existed.

2. INTERNATIONAL FINANCIAL REPORTING STANDARDS

For reporting periods beginning on or after 1 January 2005, Australand Property Group must comply with the Australian equivalent of International Financial Reporting Standards ("AIFRS") to be issued by the Australian Accounting Standards Board.

Australand Property Group will report for the first time in compliance with AIFRS when the results for the half-year ended 30 June 2005 are released. AIFRS require that entities complying with AIFRS for the first time also restate their comparative financial statements using all AIFRS except for AASB 32 *Financial Instruments: Disclosure and Presentation*, AASB 39 *Financial Instruments: Recognition and Measurement* and AASB 4 *Insurance Contracts*. This means that Australand Property Group's opening AIFRS balance sheet will be a restated comparative balance sheet, dated 1 January 2004. Most adjustments required on transition to AIFRS will be made, retrospectively, against opening retained earnings on 1 January 2004, however transitional adjustments relating to those standards where comparatives are not required will only be made at 1 January 2005. Comparatives restated under AIFRS will not be reported in financial statements until June 2005 being the first half-year reported in compliance with AIFRS.

During 2003, Australand Property Group established a team to monitor and plan for adoption of AIFRS. This team, led by senior finance staff, reports to the Chief Financial Officer and provides quarterly briefings on the status of the project to the Audit Committee. This team, working together with external advisers, has been following developments in AIFRS and the likely impact that these standards will have on the Group's operating business units, financial reports and accounting policies. Australand Property Group's AIFRS plan consists of two stages. The first stage focuses on identifying the key impacts and technical evaluation and the second stage focuses on detailed design, implementation and system amendments. The team has now completed the first and second stages of design and implementation and the major findings are set out below.

The differences between current Australian GAAP ("AGAAP") and AIFRS identified by the Company to date as potentially having a significant effect on the financial position and financial performance of Australand Property Group are summarised below.

2. INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

As interpretations of certain IFRS have not been finalised and there is still some uncertainty, inherent treatments expected to be adopted by Australand Property Group and the final requirements of AIFRS, there is the possibility that the impacts noted below may have to be adjusted.

Impact

The following table shows the pro-forma impact on the 2004 result and the 31 December 2004 net assets if the accounts had been prepared using the current Australian equivalents to IFRS:

Year ended 31 December 2004	Net profit 2004 $'000	Net Assets at 31 December 2004 $'000
Net profit & Net Assets under current AGAAP	**145,127**	**1,261,183**
• **Yield guarantees** - revenue and profits on the developments of commercial & industrial properties for Wholesale Property Trusts and other institutional investors are currently recognised on the percentage of completion basis. As Australand has provided yield guarantees to the investors in these Trusts until the completion of the final Trust property, under AASB 118 revenue recognition will be deferred until the guarantee falls away.	5,115	(12,878)
• **Revenue recognition** – Revenue and profits on the development of apartments and residential property are currently recognised on the percentage of completion basis. Under AIFRS, recognition will be deferred until settlement.	(7,819)	(46,056)
• **Owner occupied investment properties** – Where the Group occupies a significant portion of a building that building can no longer be classified as an investment property. Instead the property will be classified as a fixed asset and depreciated.	(1,803)	(2,104)
• **Goodwill** – The impairment test under AIFRS is more stringent and specific than under the current standard requiring allocations to specific cash-generating units and the use of discounted cash flows. Using the more stringent tests, the directors have determined that $22 million of goodwill relating to the Apartments division should be written off on adoption of AIFRS.	5,326	(16,590)
• Other	234	-
Net profit & Net Assets Under AIFRS	**146,180**	**1,183,555**

Discussion on other impacts of AIFRS not included above

In addition to the above items that impact the 2004 results, a number of other changes may impact future years:

- **Rental guarantees** - Currently, the existence of rental guarantees provided to purchasers of development properties would not delay the recognition of revenue of these projects, rather a provision is raised for the amount of the guarantee. The Group's policy in this regard is not expected to change unless the guarantees provided demonstrate that the significant risks and rewards of ownership have not passed to the buyer. As at 31 December 2004, there are no projects for which this change in accounting policy would have an impact.

- **Borrowing costs** - under AIFRS, entities have the option of either capitalising or expensing borrowing costs in respect of qualifying assets. The Group will continue with its current policy of capitalising borrowing costs in respect of qualifying assets.

2. INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

- **Trust unit classification** - the latest interpretation of AASB 132 *Financial Instruments: Disclosure and Presentation* is that, given the fixed life nature of property trusts, the units on issue in the trust would be classified as debt rather than equity and, accordingly, distributions to unit holders would be classified as interest. This treatment would apply with effect from 1 January 2005. The directors consider that such classification would not be in the best interests of security holders and have resolved to amend the constitution of Australand Property Trust to avoid such treatment.

- **Internally constructed investment properties** - under AIFRS, properties that are developed internally will need to be carried at cost during development, but will be able to be remeasured to fair value (market value) through the income statement at practical completion.

- **Revaluation of investment properties** - under AIFRS, investment properties will be either valued at fair value (market value) with increments/decrements going through the statement of financial performance or measured at cost and depreciated. Based on the current property industry practice of annually revaluing properties, Australand Property Group will adopt the fair value approach.

- **Financial instruments** - under AIFRS, financial instruments will generally be recognised on the statement of financial position at fair value. Derivatives will need to meet stricter criteria for treatment as hedges, otherwise they will be marked to market through the statement of financial performance. The Group has reviewed its interest rate hedge strategy to ensure, where possible, that such hedges are treated as hedges under the proposed AIFRS. Australand has taken the exemption in AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards and will not be restating comparatives for any impact of restating hedges at fair value.

3. REVENUE

	Aggregated 2004 A$'000	Aggregated 2003 A$'000
Revenue from operating activities		
Property development sales	**1,127,259**	1,374,925
Rent from investment properties	**45,362**	6,060
	1,172,621	1,380,985
Other revenue from operating activities		
Interest received or receivable from:		
- Trade debtors	**984**	1,026
- Other	**7,324**	3,529
Sundry income	**38,967**	16,786
Distributions from investments in unlisted trusts	**756**	3,043
	48,031	24,384
Revenue from outside operating activities		
Gross proceeds from sale of non current assets	**10,365**	-
Revenue from ordinary activities (excluding share of equity accounted net profits of associates and joint ventures)	**1,231,017**	1,405,369

4. OPERATING PROFIT

	Aggregated 2004 A$'000	Aggregated 2003 A$'000
Profit from ordinary activities before income tax expense includes the following specific net gains and expenses:		
Expenses		
Cost of property sold excluding recovery of capitalised borrowing cost	**879,207**	1,069,081
Capitalised borrowing cost recovered in cost of property sold	**29,789**	42,416
Total cost of properties sold	**908,996**	1,111,497
Depreciation of plant and equipment	**3,339**	2,589
Amortisation of goodwill	**5,326**	5,326
Borrowing costs:		
Interest paid or payable to other parties	**66,093**	48,771
Finance charges relating to loan establishment and financing fees	**12,537**	13,724
	78,630	62,495
Less: borrowing costs capitalised	**(43,388)**	(47,661)
Borrowing costs expensed	**35,242**	14,834
Net profit on disposal of plant and equipment	**8**	42
Net profit on disposal of investment property	**4,014**	-

4. OPERATING PROFIT (Continued)

	Aggregated	
	2004 A$'000	2003 A$'000
Amounts set aside to provisions:		
- Employee entitlements	573	899
- Bad and doubtful debts	(182)	(210)
Total provisions	391	689
Superannuation expense	6,530	5,778
Operating lease rentals:		
- Premises	2,958	2,506
- Motor vehicles	815	716
- Office equipment	10	809
- Computer equipment	956	719
Total operating lease rentals	4,739	4,750
Auditors' Remuneration:		
During the year, the following services were paid to the auditor of the parent entity and its related practices:		
PricewaterhouseCoopers		
- Audit and review of the financial report	325	-
- Other assurance services	242	-
- Other services	76	-
KPMG		
- Audit and review of the financial report	-	690
- Other assurance services	-	191
- Other services	-	698
	643	1,579

In the year ended 31 December 2004, other assurance services included:
- audit of the financial reports of joint venture entities
- audit of the financial reports of subsidiaries
- audit of regulatory returns
- IFRS accounting services
- Compliance Plan audits
- Property Outgoings audits

In the year ended 31 December 2004, other services included:
- taxation advisory services
- review of systems controls

Individually significant items

	2004 A$'000	2003 A$'000
Write down of inventories to net realisable value	-	(10,691)
Stapling and acquisition costs	-	(11,017)

5. INCOME TAX EXPENSE

(a) The amount of income tax attributable to the financial year differs from the amount prima facie payable on the profit from ordinary activities. The differences are reconciled as follows:

	Aggregated 2004 A$'000	Aggregated 2003 A$'000
Prima facie tax payable on profit from ordinary activities before income tax expense at a tax rate of 30% (2003: 30%) would amount to:	**55,986**	43,923
Add/(less) effect of:		
Non (assessable)/deductible items:		
Costs relating to acquisition of controlled entities	**-**	2,045
Goodwill amortisation	**1,598**	1,598
Future income tax benefit written off	**-**	364
Other	**1,592**	1,216
Prior year adjustment	**(1,862)**	3,757
Non taxable Australand Property Trust net profit	**(17,391)**	(2,939)
	39,923	49,964

(b) The income tax expense comprises amounts set aside as provision for:

	Aggregated 2004 A$'000	Aggregated 2003 A$'000
Income tax payable on profit from ordinary activities	49,198	68,871
Deferred income tax	1,292	(1,460)
Future income tax benefit	(10,560)	(17,447)
	39,923	49,964

Future income tax benefits not taken to account

The estimated potential future income tax benefit at 31 December 2004 at 30% (2003: 30%) in respect of tax losses not brought to account is:

	Aggregated 2004 A$'000	Aggregated 2003 A$'000
Capital losses	-	6,006
	-	6,006

Certain income tax losses which were not recognised in prior years are not able to be utilised by the tax consolidated group.

The benefit of tax losses will only be obtained if:
Australand Holdings Limited (tax consolidated head entity) derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, and
the tax consolidated head entity continues to comply with the conditions for deductibility imposed by tax legislation, and no changes in tax legislation adversely affect the aggregated entity in realising the benefit from the deductions for the losses.

Australand Holdings Limited is the head entity in the tax consolidated group comprising all of Australand Holdings Limited's Australian wholly owned subsidiaries. The implementation date for the tax consolidated group was 1 January 2003. The head entity recognises all of the current and deferred tax assets and liabilities of the tax consolidated group (after elimination of intragroup transactions).

5. INCOME TAX EXPENSE (Continued)

The tax consolidated group has entered into tax sharing agreements that requires wholly owned subsidiaries to make contributions to the head entity for tax liabilities and deferred tax balances arising from external transactions occurring after the implementation of tax consolidation. The contributions are calculated as a percentage of the group's net operating profit. The contributions are payable as required by Australand Holdings Limited but only to the extent that the subsidiary has sufficient funds to pay for the liability. The assets and liabilities arising under the tax sharing agreement are recognised as intercompany assets and liabilities with a consequential adjustment to income tax expense/revenue.

6. COMPARISON OF HALF YEAR PROFITS

	Aggregated	
	2004 A$'000	2003 A$'000
Aggregated profit from ordinary activities after tax attributable to shareholders reported for the first half year	**51,745**	41,181
Aggregated profit from ordinary activities after tax attributable to stapled security holders reported for the second half year	**93,382**	54,025
Aggregated profit from ordinary activities after tax attributable to stapled security holders	**145,127**	95,206

7. EARNINGS PER STAPLED SECURITY

		Aggregated	
		2004	2003
Basic	- Ordinary earnings per stapled security	**18.6 cents**	17.1 cents
Diluted	- Ordinary earnings per stapled security	**18.6 cents**	17.1 cents

EARNINGS RECONCILIATION

	2004	2003
Basic earnings per stapled security		
Net profit after tax	**145,127**	95,206
Less reset convertible preference share dividends paid	-	(4,250)
Earnings used in calculating basic earnings per security	**145,127**	90,956
Diluted earnings per stapled security		
Net profit	**145,127**	95,206
Less reset convertible preference share dividends paid	-	(4,250)
Earnings used in calculating diluted earnings per stapled security	**145,127**	90,956

The weighted average number of stapled securities on issue used in the calculation of basic ordinary earnings per stapled security was 778,592,625 stapled securities (2003: 532,457,756).

The weighted average number of stapled securities on issue used in the calculation of diluted ordinary earnings per securities was 778,592,625 stapled securities (2003: 532,457,756).

8. DIVIDENDS/DISTRIBUTIONS

Dividends / distributions recognised in the current year by the Company and Trust are:

2004	Cents per Share/Unit	Total Amount A$'000	Date of Payment	Tax Rate for Franking Credit %	Percentage Franked %
Ordinary shares					
Interim dividend	**2.60 cents**	**18,247**	**03-05-04**	**30%**	**100%**
Interim dividend	**1.97 cents**	**16,214**	**03-08-04**	**30%**	**100%**
Interim dividend	**2.40 cents**	**19,818**	**15-11-04**	**30%**	**100%**
Final dividend	**2.35 cents**	**19,837**	**02-02-05**	**30%**	**100%**
Total dividend	**9.32 cents**	**74,116**			
Units					
Interim distribution	**1.40 cents**	**9,826**	**03-05-04**		
Interim distribution	**2.03 cents**	**16,708**	**03-08-04**		
Interim distribution	**1.60 cents**	**13,212**	**15-11-04**		
Final distribution	**2.15 cents**	**18,149**	**02-02-05**		
Total distribution	**7.18 cents**	**57,895**			

The Australand Property Group Distribution Reinvestment Plan ("**DRP**") is in operation for the final 2004 dividend / distribution. The Record Date to determine entitlements to the final 2004 dividend / distribution and the last date for the receipt of an election notice for participation in the DRP was 5.00pm, 31 December 2004. The final 2004 dividend / distribution of 4.5 cents per stapled security (comprising a 2.35 cent fully franked dividend and a 2.15 cent distribution, tax deferred to approximately 24%) is payable on 2 February 2005.

2003	Cents per Share/Unit	Total Amount A$'000	Date of Payment	Tax Rate for Franking Credit %	Percentage Franked %
Ordinary shares					
Interim dividend	3 cents	15,733	28-05-03	30%	100%
Interim dividend	3 cents	15,775	12-09-03	30%	100%
Interim dividend	3 cents	15,985	10-11-03	30%	100%
Final dividend	3 cents	20,697	02-02-04	30%	100%
Total dividend	12 cents	68,190			
Units					
Final distribution	1.36 cents	9,371	02-02-04		
Total distribution	1.36 cents	9,371			
Reset Convertible Preference Shares					
Interim dividend	$2.0959	1,048	31-03-03	30%	100%
Interim dividend	$2.1425	1,071	30-06-03	30%	100%
Interim dividend	$2.1425	1,071	30-09-03	30%	100%
Final dividend	$2.1192	1,060	31-10-03	30%	100%
Total dividend	$8.5001	4,250			

Franking credits

Franking credits available at the 30% corporate tax rate after allowing for tax payable in respect of the current period's profit, payment of proposed dividends / distributions and receipt of dividends receivable.

8. DIVIDENDS/DISTRIBUTIONS (Continued)

	Aggregated 2004 A$'000	Aggregated 2003 A$'000
Franking surplus	**139,071**	84,894

The balances of the franking accounts disclosed above are based on a tax rate of 30%. The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends / distributions.

9. RETAINED PROFITS

	Aggregated 2004 A$'000	Aggregated 2003 A$'000
Retained profits at beginning of the year	**190,108**	176,713
Net profit attributable to the stapled security holders of APG	**145,127**	95,206
Net effect on dividends / distributions from:		
Initial adoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	**-**	15,731
Dividends / distributions recognised during the year	**(132,942)**	(97,542)
Total dividends / distributions	**(132,942)**	(81,811)
Retained profits at end of the year	**202,293**	190,108

10. OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES

	Aggregated 2004 A$'000	Aggregated 2003 A$'000
Interest in issued capital	**4,108**	4,108
Retained profits	**2,809**	1,241
	6,917	5,349

11. CONTINGENT LIABILITIES

Details and estimated maximum amounts of contingent liabilities (for which no amounts are recognised in the financial statements) are as follows:

(a) The stapled group has given indemnities for land development contract performance in the form of bank guarantees and insurance bonds.

	2004 A$'000	2003 A$'000
Bank guarantees outstanding	**46,388**	44,003
Insurance bonds outstanding	**31,621**	27,388
	78,009	71,391

(b) In the ordinary course of business, the stapled group provides rental guarantees and income support arrangements to tenants and owners of various residential and commercial buildings, which the aggregated entity is developing or has completed development on. These arrangements require the aggregated entity to guarantee the rental income of these properties for certain periods of time. As at the date of this report, the Directors are of the opinion that based on the current sub-lease proposals and forecasted sub-lease commitments, together with the allowances made within the development budgets for these property developments adequate allowance has been made in the financial statements for these potential obligations.

(c) Australand Holdings Limited provided certain guarantees to Australand Wholesale Property Trust No. 4, including:

- Providing an underwritten yield of 8.75% p.a. up to 30 June 2004 and 9% from 1 July 2004 up to and including Practical Completion of the last property completed. It is estimated that this obligation will cease in first half of 2005.

11. CONTINGENT LIABILITIES (Continued)

- Ensuring that establishment costs of the Trust do not exceed a pre-determined maximum value. Australand Holdings Limited is required to reimburse the Trust for any establishment costs exceeding these amounts.
- Controlling, managing and underwriting the development of each property so that the Trust bears no development and construction risk for properties under development.
- Guaranteeing the first year's rent should a tenant not take occupation as a result of a Trust property not being completed and becoming available to the tenant in accordance with the agreement to lease.
- In addition further rental guarantees have been provided in respect of the Freshwater Commercial Tower – refer Note 11(d).

(d) Freshwater Commercial Tower

Australand Holdings Limited entered into a rental support deed with the co-owners of the Freshwater Commercial Tower, whereby Australand Holdings Limited has agreed for the first 5 years after Practical Completion (estimated to be February 2005) to guarantee the rent for the vacant tenancies as at Practical Completion. As at the date of this report, the total rent support, based upon the existing tenancy profile is $8,601,165 per annum. The guaranteed income amounts escalate at the rate of 3.35% per annum. The Directors are of the opinion that based on the current sub-lease proposals and forecasted sub-lease commitments, together with the allowances made within the development forecasts for this project, adequate allowance has been made for these potential obligations.

(e) In the ordinary course of business, the stapled group becomes involved in litigation, some of which falls within the aggregated entity's insurance arrangements. Whilst the outcomes are uncertain, these contingent liabilities are not considered to be material to the aggregated entity. A claim has been made by 85 owners of certain interests in the Sovereign Australis Hotel on the Gold Coast seeking to avoid their obligations under various contracts for sale. The aggregated entity has been advised that it has strong prospects of successfully defending this claim.

(f) Due to the nature of the Group's development operations, which can involve complex financing structures and joint venture arrangements, the ATO periodically reviews and queries the taxation treatment of various transactions, which could result in additional tax being levied. The Group is confident that past taxation treatments are sound and in accordance with tax law, and where such ATO queries arise, the Group's position is vigorously defended.

12. ACQUISITION OF CONTROLLED ENTITIES

During the financial year, the aggregated entity acquired control of Australand Wholesale Property Trust No. 3 via a cash offer. The consolidated operating results of the acquired entity and its controlled entities have been included in the statement of financial performance from 1 May 2004.

	Aggregated 2004 A$'000
Details of the acquisitions are as follows:	
Total Cash consideration	96,986
Fair value of net assets of entities acquired:	
Cash assets	4,717
Receivables	288
Investment properties	224,658
Other assets	100
Payables	(3,633)
Interest bearing liabilities	(118,910)
Net assets at acquisition	107,220
Outside equity interests at acquisition at fair value	(10,234)
Net investment value acquired	96,986

13. SEGMENT REPORTING

The aggregated entity operates wholly within Australia and is organised into the following divisions:

- Land & Housing
- Apartments
- Commercial & Industrial
- Property Investment

Business Segment Summary 2004	Land & Housing $'000	Apartments $'000	Commercial & Industrial $'000	Total Development $'000	Property Investment $'000	Unallocated $'000	Eliminations $'000	Aggregated $'000
Revenue	665,415	255,926	376,240	**1,297,581**	62,013	2,112	(5,975)	**1,355,731**
Less: property development sales revenue from joint venture partnerships	(47,012)	(51,337)	(26,365)	**(124,714)**	-	-	-	**(124,714)**
Segment Revenue	618,403	204,589	349,875	**1,172,867**	62,013	2,112	(5,975)	**1,231,017**
Segment result before interest expense and interest in cost of goods sold	133,013	34,714	26,325	**194,052**	47,200	-	-	**241,252**
Capitalised interest in cost of goods sold & other interest	(20,461)	(20,791)	(21,704)	**(62,956)**	(2,076)	-	-	**(65,032)**
Amortisation of goodwill	-	(2,130)	(3,196)	**(5,326)**	-	-	-	**(5,326)**
Interest & other fees charged between developer and Trust *	-	-	-	**(15,829)**	15,829	-	-	**-**
Net segment result after interest expense	112,552	11,793	1,425	**109,941**	60,953	-	-	**170,894**
Interest revenue	-	-	-	**-**	-	2,112	-	**2,112**
Share of net profits of associates and joint venture partnerships accounted for using the equity method	15,027	4,560	7,092	**26,679**	-	-	-	**26,679**
Unallocated corporate costs	-	-	-	**-**	-	(13,067)	-	**(13,067)**
Profit from ordinary activities before tax	127,579	16,353	8,517	**136,620**	60,953	(10,955)	-	**186,618**
Income tax expense				**(40,320)**	-	397	-	**(39,923)**
Net Profit after income tax expense				**96,300**	**60,953**	**(10,558)**	-	**146,695**

*Inter-segment interest and fees have not been allocated to divisions within the developer.

13. SEGMENT REPORTING (CONTINUED)

Business Segment Summary 2004	Land & Housing $'000	Apartments $'000	Commercial & Industrial $'000	Total Development $'000	Property Investment $'000	Unallocated $'000	Eliminations $'000	Aggregated $'000
Total Segment Assets	747,618	615,643	299,959	**1,663,220**	611,919	7,786	-	**2,282,925**
Total Segment Liabilities	89,743	47,132	71,732	**208,607**	22,227	790,908	-	**1,021,742**
Investments in associates and joint venture partnerships	77,089	52,003	11,494	**140,586**	-	-	-	**140,586**
Acquisitions of property, plant and equipment	1,133	1,133	1,134	**3,400**	8,686	-	-	**12,086**
Depreciation and amortisation expense	1,113	3,243	4,309	**8,665**	-	-	-	**8,665**
Other non-cash expenses	(265)	537	(759)	**(487)**	-	-	-	**(487)**

Under the revised AASB 1005 individual business segments have been identified based on the aggregated entity's management reporting systems. AASB 1005 does not permit certain items of revenue and expenses to be attributed to particular segments for the purposes of determining segment revenues and segment results. These include unallocated corporate expenses, borrowing costs, interest and dividend revenue, proceeds from sale of investments and income tax expenses.

Other Information

a) Control gained over entities having material effect:

The acquisition of Australand Wholesale Property Trust No.3 and its controlled entities - refer Note 12. This entity contributed $10,549,691 to net profit to 31 December 2004.

b) Control lost over entities having material effect:

During the year the interest in the following material entities (and their wholly owned subsidiaries) were disposed of:

Name of entity	Date of disposal	Ownership interest disposed of	Profit recognised on disposal $'000
Deer Park Development Trust No. 1	30 March 2004	50%	-
Freshwater Residential Constructions Pty Limited	2 April 2004	50%	-
A.C.N. 085 142 785 Proprietary Limited	30 June 2004	50%	-
Croydon Development Trust	3 May 2004	50%	-

c) Details of aggregate share of profits of associates and joint venture entities:

	2004 $'000	2003 $'000
Profit from ordinary activities before tax	**26,679**	15,529
Income tax on ordinary activities	**-**	-
Profit from ordinary activities after tax	**26,679**	15,529
Share of net profit of associates and joint venture entities	26,679	15,529

d) Material interests in entities which are not controlled entities:

Name of entity	Note	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
Equity accounted associates and joint venture entities		Current period	Previous corresponding period	Current period	Previous corresponding period
		%	%	$'000	$'000
Australand Holdings Limited & BMD Constructions Pty Ltd		50%	50%	1,055	781
Australand Land and Housing No. 5 (Hope Island) Pty Limited		50%	50%	-	-
Australand Land and Housing No. 6 (Baldi) Pty Limited		50%	50%	-	-
Australand Land and Housing No. 7 (Hope Island) Pty Limited		50%	50%	-	-
Australand Land and Housing No. 8 (Hope Island) Pty Limited		50%	50%	-	-
Avon Road Pymble Pty Ltd		50%	50%	-	-
Baldi Unit Trust		50%	50%	-	-
Balmain Shores Pty Ltd		50%	50%	-	-
Brisun Pty Ltd		50%	50%	44	181
Camden Green Pty Limited		50%	50%	2,176	(121)
Chymont Pty Limited		50%	50%	1,875	3,173
CIP ALZ (BBP) Trust	(a)	50%	-	-	-
Commercial & Industrial Property (MT Waverley) Trust	(a)	50%	-	674	-
Commercial & Industrial Property (Pinkenba) Trust	(a)	50%	-	-	-
Commercial & Industrial Property (Port Melbourne) Trust	(a)	50%	-	-	-
Croydon Development Trust	(a)	50%	-	-	-
Deer Park Development Trust No. 1	(a)	50%	-	-	-
Freshwater Residential Trust		50%	50%	-	-
Freshwater Settlements Pty Limited	(a)	50%	-	-	-
Glebe Harbour Unit Trust		50%	50%	2,174	-
Glenwood Land Unit Trust		50%	50%	3,037	1,051
Land and Housing No.1 Unit Trust		50%	50%	-	-
LMMBI Pty. Ltd.	(a)	50%	-	-	-
Minto Industrial Development Trust		50%	50%	-	-
Motorway Business Park Pty Ltd		50%	50%	4,541	-
Soncal Pty Limited		50%	50%	-	-
Sur-Mer (Cronulla) Pty Ltd		50%	50%	-	-
Torquay Nominee Pty Limited	(a)	50%	-	-	-
Trust Project No.11 Trust		50%	50%	8,761	1,221
Trust Project No.9 Trust		50%	50%	-	-
W9 & 10 Construction Stage 1 Partnership		50%	-	(7)	-
W9 & 10 Construction Stage 2 Partnership		50%	50%	26	-
W9 & 10 Construction Stage 3 Partnership		50%	-	(599)	-
W9 & 10 Construction Stage 3A Financing Pty Ltd		50%	50%	-	-
W9 & 10 Construction Stage 3A Pty Ltd		50%	50%		2,660
W9 & 10 Construction Stage 3B Pty Ltd		50%	50%	655	-
W9 & 10 Construction Stage 3C Pty Ltd		50%	50%	(252)	-
W9 & 10 Construction Stage 4A Partnership		50%	50%	40	-
W9 & 10 Construction Stage 4B Partnership		50%	50%	124	-
W9 & 10 Stage 1 Partnership		50%	-	(40)	3,959
W9 & 10 Stage 2 Partnership		50%	50%	2,371	-
W9 & 10 Stage 3A Partnership		50%	50%	(66)	-
W9 & 10 Stage 4A Partnership		50%	50%	90	2,624
W9 & 10 Stage 4B Partnership		50%	50%	-	-
Woolloomooloo Unit Trust		50%	-	-	-
Total				**26,679**	15,529
Other material interests				-	-
Total				**26,679**	15,529

(a) Joint venture entities created during the year.

ANNUAL MEETING

The annual meeting will be held as follows:

Place:	Fort Macquarie Room, InterContinental Sydney 117 Macquarie Street, Sydney
Date:	26 April 2005
Time:	10.00am
Approximate date the annual report will be available:	24 March 2005

COMPLIANCE STATEMENT

1. This report has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board, Corporations Act 2001 and other standards acceptable to the Australian Stock Exchange.
2. This report and the financial statements upon which the report is based, use the same accounting policies.
3. This report does give a true and fair view of the matters disclosed.
4. This report is based on financial statements that are in the process of being audited, and therefore, no audit report has been attached.
5. Australand Property Group has a formally constituted audit committee.

Dated at Sydney this 31st day of January 2005.

Brendan Crotty
Managing Director

AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

31 January 2005

AUSTRALAND ACHIEVES RECORD PROFIT FOR 2004

Australand Property Group ("**Australand**") today announced a net profit after tax of $145.1 million for the year ended 31 December 2004, which compares favourably to the forecast net profit after tax of $143.6 million as disclosed in the Product Disclosure Statement and Prospectus for the non-renounceable 1 for 7 Entitlement Offer and Institution Placement ("**Prospectus**") dated 29 April 2004. This is the eighth consecutive record profit for the Group since listing in 1997.

The key elements of the 2004 result were:

- Net profit after tax increased 52.4% to $145.1 million on gross revenue of $1,231.0 million, compared to revenue of $1,405.4 million in the previous year.
- The Investment Property division contributed $60.9 million to the net profit after tax, compared to $9.8 million in the prior year, representing a full year contribution from Australand Wholesale Property Trust and Australand Wholesale Property Trust No. 2, and a contribution of $10.5 million from Australand Wholesale Property Trust No. 3 acquired in May 2004.
- Australand's development operations contributed $96.3 million to the net profit after tax, down from the prior year contribution of $107.6 million, mainly due to all of the Group's external interest being borne by the development operations.
- Earnings per stapled security were 18.6 cents, up 9% on the previous year amount of 17.1 cents per stapled security.
- Gearing (total liabilities / tangible assets) reduced from 51.1% to 45.6%.
- Net tangible asset backing per stapled security increased to $1.43 compared to $1.36 per stapled security for the previous year.
- The total dividends / distributions for the year were in line with the Prospectus forecast of 16.5 cents per stapled security, up 23.5% from13.36 cents per security for 2003. The final 2004 dividend / distribution of 4.5 cents per stapled security (comprising a 2.35 cent fully franked dividend and a 2.15 cents distribution, tax deferred to approximately 24%) is to be paid on 2 February 2005.

Australand's Managing Director Mr. Brendan Crotty, said: "This is an outstanding result for the Group and confirms that Australand is on track to achieve our stated medium term strategy of reducing the Group's dependence on development profits and increasing the level of recurrent investment income, so that investment property assets will contribute at least 50% of total net income by 2007."

" In support of this strategy, it is anticipated that Australand will seek to acquire Australand Wholesale Property Trust No.4 and Australand Wholesale Property Trust No.5, which have a combined asset base of approximately $360 million, by late 2005 / early 2006. These acquisitions, combined with properties to be developed by the Commercial & Industrial division and retained by the Group, should enable the Group to achieve this strategy", Mr. Crotty said.

DIVISIONAL RESULTS

Each division contributed to the result as follows:

- Land & Housing Division achieved an operating profit before tax of $127.6 million, an increase of approximately 41% from the previous year, principally due to an overall increase in land and housing margins.

- Apartments Division - as foreshadowed earlier this year, the Apartments Division's pre tax operating profit is lower than the corresponding period in 2003 principally due to the lower level of pre-sales held at the start of the period and delays in obtaining relevant consent approvals at sites in Sydney and South East Queensland. The Apartments Division's operating profit before tax reduced to $16.4 million from $46.5 million in the previous year.
- Commercial & Industrial Division's operating profit before tax of $8.5 million was down from 2003 result of $28.7 million principally due to the write-down of the carrying value of some projects in the 1st half of 2004. The December 2004 half year contributed $15.8 million reversing the June half-year loss of $7.3 million.
- The Investment Property operations generated an operating profit of $60.9 million reflecting a full year contribution from Australand Wholesale Property Trust and Australand Wholesale Property Trust No.2 and an 8 month contribution from Australand Wholesale Property Trust No.3.

MAJOR FINANCIAL TRANSACTIONS

The following major financial transactions occurred in 2004:

- Equity of $189 million was raised in May 2004 through a non-renounceable 1 for 7 entitlement offer, raising $164 million, and an institutional placement of $25 million. These funds were used to fund the acquisition of Australand Wholesale Property Trust No. 3 and to reduce the level of gearing.
- The acquisition of Australand Wholesale Property Trust No.3 increased the total value of the Group's investment property assets from approximately $380 million to approximately $600 million, with a resultant increase in the proportion of recurrent income.
- Group debt was refinanced during the year including:
  - a new $600 million Syndicated Multi Option funding facility completed in June 2004;
  - raising of $315 million via a 5 year commercial mortgage backed securitisation ("CMBS") issue in June 2004;
  - repayment of the Group's $50 million unsecured notes on 30 June 2004; and
  - increase in the average debt maturity from 1.4 years to 3.8 years.
- The construction programme for Australand Wholesale Property Trust No.5 was completed in October 2004.
- A number of projects were placed in joint ventures during the year to free up working capital and diversify project risk.

OUTLOOK

The Group has confirmed its intention to increase recurrent income so that it is greater than development income by late 2006 / early 2007. Implementation of the current strategic plan is expected to progressively increase property investment income as a percentage of total profit, via the retention of income producing properties, developed by the Commercial and Industrial Division, for a considerable period post 2007.

In commenting on the Group's outlook for 2005, Mr. Crotty said "Although market sentiment is likely to constrain the profitability of the Apartments division for the foreseeable future, solid performances by the Land & Housing and Commercial & Industrial divisions and higher investment property income, should enable the Group to deliver a profit result for 2005, which will support distributions to stapled security holders at least equivalent to total 2004 distributions of 16.5 cents per stapled security."

For further information, please contact:

Brendan Crotty
Managing Director
Tel: +61 2 9767 2002
Email: bcrotty@australand.com.au

David Craig
Chief Financial Officer
Tel: +61 2 9767 2041
Email: dcraig@australand.com.au